

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 16, 2023

To the Stockholders of NEWELL BRANDS INC.:

You are cordially invited to attend the annual meeting of stockholders of NEWELL BRANDS INC. (the "**Company**") to be held on May 16, 2023, at 9:00 a.m., Eastern Time (the "**Annual Meeting**") at the JW Marriott Atlanta Buckhead, 3300 Lenox Rd NE, Atlanta, GA 30326. We anticipate that the meeting will be held in-person.

At the Annual Meeting, you will be asked to:

- Elect eleven directors of the Company nominated by the Board of Directors;

- Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023;

- Vote on an advisory resolution to approve named executive officer compensation;

- Vote on an advisory resolution on the frequency of the advisory vote on executive compensation;

- Vote on a stockholder proposal described in the attached Proxy Statement, if properly presented at the meeting; and

- Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.

Only stockholders of record at the close of business on March 20, 2023 may vote at the Annual Meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the Annual Meeting, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the Annual Meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet.

We appreciate your continued confidence in our Company and look forward to having you join us at 9:00 a.m. on May 16, 2023.

By Order of the Board of Directors,



Bradford Turner
Chief Legal and Administrative Officer and Corporate Secretary

April 5, 2023

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 16, 2023.

The Company's Proxy Statement and 2022 Annual Report to Stockholders are available at WWW.PROXYVOTE.COM

Table of Contents

NEWELL BRANDS INC.

6655 Peachtree Dunwoody Road, Atlanta, Georgia 30328

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 16, 2023

You are receiving this Proxy Statement (the "**Proxy Statement**") and proxy card in connection with the 2023 annual meeting of stockholders (the "**Annual Meeting**") of Newell Brands Inc. ("**Newell**" or the "**Company**") to be held in an in-person meeting format, at 9:00 a.m., Eastern Time, on May 16, 2023 at the JW Marriott Atlanta Buckhead, 3300 Lenox Rd NE, Atlanta, GA 30326.

Proxy materials or a Notice of Internet Availability of Proxy Materials (the "**Notice**") are being first released or mailed to stockholders on or about April 5, 2023. In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "**SEC**"), the Company may furnish proxy materials by providing Internet access to those documents, instead of mailing a printed copy of the Company's proxy materials to each stockholder of record. The Notice contains instructions on how to access our proxy materials and vote online, or alternatively, request a paper copy of the proxy materials and a proxy card.

QUESTIONS AND ANSWERS ABOUT

VOTING AT THE ANNUAL MEETING AND RELATED MATTERS

Who is entitled to vote at the Annual Meeting?

Record holders of the Company's common stock at the close of business on March 20, 2023 are entitled to notice of and to vote at the Annual Meeting. On the record date, approximately 414,127,306 shares of common stock were issued and eligible to vote.

What constitutes a quorum for the Annual Meeting?

A quorum of stockholders is necessary to take action at the Annual Meeting. A majority of the outstanding shares of common stock of the Company, present in person or by proxy, will constitute a quorum.

Who will count the votes?

Representatives from Broadridge Financial Solutions, Inc. ("**Broadridge**") will tabulate the votes and act as an independent inspector of election for the Annual Meeting.

As the independent inspector of election, Broadridge will determine whether a quorum is present at the Annual Meeting. Broadridge will treat instructions to withhold authority, abstentions and broker non-votes as present for purposes of determining the presence of a quorum. In the event that a quorum is not present at the Annual Meeting, the Company expects that the Annual Meeting will be adjourned to solicit additional proxies.

How are votes counted?

You are entitled to one vote for each share you own on the record date on the election of directors and each proposal to be considered at the Annual Meeting. If your common stock is held in "street name" (i.e., in the name of a bank, broker or other record holder), you will need to instruct your broker or bank regarding how to vote your common stock. Pursuant to Nasdaq Global Select Market ("**Nasdaq**") rules, your broker or bank does not have discretion to vote your common stock without your instructions regarding the election of directors, the advisory vote on named executive officer compensation ("**Say on Pay**"), the advisory vote on the frequency of the advisory vote on executive compensation ("**Say on Frequency**") and the stockholder proposal. For Say on Pay, Say on Frequency and the stockholder proposal, if you do not provide your broker or bank with voting instructions, your shares of common stock will not be considered entitled to vote at the Annual Meeting for purposes of these proposals (this is also known as "broker non-votes"). However, please note that banks and brokers that have not received voting instructions from their clients may vote their clients' shares on the ratification of the appointment of PricewaterhouseCoopers LLP.

How many votes are required to elect a director or approve a proposal?

- *Election of Directors.* Each director receiving a majority of votes cast with respect to that director's election (number of shares voted "for" a director must exceed the number of votes cast "against" that director) will be elected as a director. Broker non-votes, shares not present, shares not voting and shares voting "abstain" will have no effect on the election of directors.

- *Ratification of the Appointment of PricewaterhouseCoopers LLP, Say on Pay, Say on Frequency, the Stockholder Proposal and Approval of Any Other Proposals.* The vote required for the ratification of the appointment of PricewaterhouseCoopers LLP, the approval of Say on Pay, the approval of Say on Frequency, the stockholder proposal and the approval of any other proposal that may properly come before the Annual Meeting or any adjournment or postponement of the meeting is the affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote at the Annual Meeting. With respect to any proposal, you may vote in favor of or against the item or you may abstain from voting. Any proxy marked "abstain" with respect to a proposal will have the effect of a vote against such proposal. Broker non-votes will have no effect on the approval of Say on Pay, approval of Say on Frequency and the stockholder proposal, and shares not present will also have no effect on any of these proposals.

How do I vote my shares?

You may attend the Annual Meeting and vote your shares at that time. You also may choose to submit your proxies by any of the following methods:

- *Voting by Mail.* All stockholders of record can vote by written proxy card. If you are a stockholder of record and receive a Notice, you may request a written proxy card by following the instructions included in the Notice. Your shares will be voted in accordance with the instructions on your proxy card. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted FOR the election of all director nominees recommended by the Board, FOR the ratification of the appointment of PricewaterhouseCoopers LLP, FOR Say on Pay, FOR ONE YEAR on Say on Frequency, AGAINST the stockholder proposal to amend the stockholders' right to action by written consent, and in the discretion of the persons named as proxies on all other matters that may properly come before the Annual Meeting or any adjournment or postponement of the meeting.

- *Voting by Internet.* You also may vote through the Internet by signing on to the website identified on the Notice and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the Notice. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return a proxy card.

- ***Voting by Telephone.*** You may vote your shares by telephone by calling the toll-free telephone number provided on the proxy card, which can be viewed online by following the instructions in the Notice, or you may request a written proxy card by following the instructions included in the Notice. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the Notice. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return a proxy card.

If you are a stockholder whose shares are held in "street name," you must either direct the record holder of your shares how to vote your shares or obtain a proxy, executed in your favor, from the record holder to be able to vote at the Annual Meeting.

This Proxy Statement is also being used to solicit voting instructions for the shares of the Company's common stock held by the trustee of the Newell Brands Employee Savings Plan for the benefit of plan participants. Participants in this plan have the right to direct the trustee regarding how to vote the shares of Company stock credited to their accounts. Unless otherwise required by law, the shares credited to each participant's account will be voted as directed. Participants in this plan may direct the trustee by telephone, through the Internet or by requesting, completing and returning a voting card. If valid instructions are not received from a Newell Brands Employee Savings Plan participant by 11:59 p.m. Eastern Time on May 11, 2023, a participant's shares will be voted proportionately by the trustee in the same manner in which the trustee votes all shares for which it has received valid instructions.

How may I revoke or change my vote?

You may revoke your proxy at any time before it is voted at the Annual Meeting by any of the following methods:

- Submitting a later-dated proxy by mail.

- Mailing a written notice to the Corporate Secretary of the Company. You must send any written notice of a revocation of a proxy so that it is received before the taking of the vote at the Annual Meeting to:


Newell Brands Inc.
6655 Peachtree Dunwoody Road
Atlanta, GA 30328
Attention: Corporate Secretary


- Attending the Annual Meeting and voting in person. Your attendance at the Annual Meeting will not in and of itself revoke your proxy. You must also vote your shares at the Annual Meeting. If your shares are held in "street name" by a bank, broker or other record holder, you must obtain a proxy, executed in your favor, from the record holder to be able to vote at the Annual Meeting.

If you require assistance in changing or revoking your proxy, please contact the Company's proxy solicitor:

Morrow Sodali LLC
470 West Avenue
3rd Floor
Stamford, CT 06902
Phone Number: 1-800-662-5200
Email: NWL.info@investor.morrowsodali.com

Who will pay the costs of solicitation of proxies?

The Company will pay the costs of soliciting proxies.

Who is the Company's proxy solicitor?

The Company has retained Morrow Sodali LLC to aid in the solicitation of proxies and to verify certain records related to the solicitation.

The Company will pay Morrow Sodali LLC a fee of approximately $12,000 as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses.

In addition to solicitation by mail, directors, officers and employees of the Company, at no additional compensation, may solicit proxies from stockholders by telephone, facsimile, Internet or in person. Upon request, the Company will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in sending the proxy materials to beneficial owners.

How will my shares be voted?

If you vote by mail, through the Internet, by telephone or in person, your shares of common stock will be voted as you direct.

If you sign and return your proxy card, but do not specify how your shares of common stock are to be voted, your shares of common stock will be voted as recommended by the Board.

We recommend that you vote on your proxy card as follows:

- "**FOR**" all of the director nominees listed under the caption "***PROPOSAL 1—ELECTION OF DIRECTORS***" beginning on page 10;

- "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, as described under the caption "***PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***" beginning on page 102;

- "**FOR**" the approval of the advisory resolution on named executive officer compensation, as described under the caption "***PROPOSAL 3—ADVISORY RESOLUTION TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION***" beginning on page 103;

- "**FOR ONE YEAR**" on the frequency of the advisory vote on executive compensation, as described under the caption ***"PROPOSAL 4—ADVISORY VOTE ON THE FREQUENCY OF EXECUTIVE COMPENSATION VOTE"*** beginning on page 104; and

- "**AGAINST**" the stockholder proposal, as described under the caption "*PROPOSAL 5– STOCKHOLDER PROPOSAL TO AMEND THE STOCKHOLDERS' RIGHT TO ACTION BY WRITTEN CONSENT*" beginning on page 105.

How do I submit a stockholder proposal for the 2024 annual meeting?

To be considered for inclusion in next year's proxy materials, stockholder proposals to be presented at the Company's 2024 annual meeting of stockholders must be in writing and be received by the Company no later than December 6, 2023. At the 2024 annual meeting, the Company's management will be able to vote proxies in its discretion on any proposal not included in the Company's Proxy Statement for such meeting if the Company does not receive notice of the proposal on or before February 16, 2024.

If a stockholder does not submit a proposal for inclusion in next year's proxy statement, but instead wishes to present it directly at the 2024 annual meeting, the Company's By-Laws require that the stockholder notify the Company of such proposal in writing no later than 90 days prior to the anniversary date of the Annual Meeting, or February 16, 2024. The stockholder must also comply with the requirements of Section 2.12 of the Company's By-Laws with respect to stockholder proposals.

How do I nominate a candidate for election as a director at the 2024 annual meeting?

Any stockholder wishing to nominate a candidate for election as a director at the Company's Annual Meeting must notify the Company in writing no later than February 16, 2024. Such notice must include appropriate biographical information and otherwise comply with the requirements of the Company's Restated Certificate of Incorporation and By-Laws relating to stockholder nominations of directors. In addition, our By-Laws allow qualifying stockholders to include their director nominees in the Company's proxy materials by giving notice in writing no earlier than January 17, 2024 and no later than February 16, 2024. Such notice of a proxy access nomination must set forth certain information specified in the proxy access By-Law about each stockholder submitting a nomination and each person being nominated as a candidate for election as a director.

In addition to satisfying the requirements under our by-laws, if a stockholder intends to comply with the SEC's universal proxy rules and to solicit proxies in support of director nominees other than the Company's nominees, the stockholder must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than 60 calendar days prior to the one-year anniversary date of the Annual Meeting (for the 2024 Annual Meeting of Stockholders, no later than March 15, 2024). If the date of the 2024 Annual Meeting is changed by more than 30 calendar days from such anniversary date, however, then the stockholder must provide notice by the later of 60 calendar days prior to the date of the 2024 Annual Meeting and the 10th calendar day following the date on which public announcement of the date of the 2024 Annual Meeting is first made.

How do I provide a notice of my intention to present proposals and director nominations at the 2024 annual meeting?

Notices of intention to present proposals and director nominations at the 2024 annual meeting or requests in connection therewith, including requests for copies of the relevant provisions of the Company's Restated Certificate of Incorporation or By-Laws relating to proposals and director nominations, should be addressed to Newell Brands Inc., 6655 Peachtree Dunwoody Road, Atlanta, GA 30328, Attention: Corporate Secretary.

How can I obtain a copy of the Company's 2022 annual report on Form 10-K?

A copy of the Company's 2022 annual report on Form 10-K (including the financial statements and financial statement schedules) (the **"Form 10-K"**), as filed with the SEC, may be obtained without charge upon written request to the office of the Corporate Secretary of the Company at 6655 Peachtree Dunwoody Road, Atlanta, GA 30328. A copy of the Company's Form 10-K and other periodic filings also may be obtained under the "SEC Filings" link under the "Investors" tab on the Company's website at *www.newellbrands.com* and from the SEC's EDGAR database at *www.sec.gov*. The information contained on, or accessible from, the Company's website is not incorporated by reference into this proxy statement or any other report or document the Company files with or furnishes to the SEC, and references to the Company's website are intended to be inactive textual references only.

What is householding?

As permitted by the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), only one copy of the Notice, proxy materials and 2022 Annual Report is being delivered to stockholders residing at the same address, unless the stockholders have notified the Company of their desire to receive multiple copies of the Notice, proxy materials or 2022 Annual Report. This is known as "householding."

The Company will promptly deliver, upon oral or written request, a separate copy of the Notice, proxy materials or 2022 Annual Report to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Newell Brands Inc., 6655 Peachtree Dunwoody Road, Atlanta, GA 30328, Attention: Corporate Secretary. Stockholders of record residing at the same address and currently receiving multiple copies of the Notice, proxy materials or 2022 Annual Report may contact our transfer agent, Computershare Investor Services, to request that only a single copy of the Notice or proxy materials be mailed in the future.

Contact Computershare by phone at (877) 233-3006 or (312) 360-5217 or by mail at P.O. Box 505000, Louisville, KY 40233-5000. Stockholders may also contact their bank, broker or other nominee to make a similar request.

Could other business be conducted at the Annual Meeting?

The Board does not know of any business to be brought before the Annual Meeting other than the matters described in the Notice of Annual Meeting. However, if any other matters properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting, each person named in the accompanying proxy intends to vote the proxy in accordance with his judgment on such matters.

PROXY STATEMENT SUMMARY

We are providing this Proxy Statement to you in connection with the solicitation of proxies by the Board of Directors (the "**Board**") of Newell Brands Inc. for the 2023 Annual Meeting and for any adjournment or postponement of the Annual Meeting. Below are highlights of certain information in this Proxy Statement. As it is only a summary, please review our complete Proxy Statement and 2022 Annual Report before you vote.

This Proxy Statement is intended to be made available to you on or about April 5, 2023.

2023 ANNUAL MEETING OF STOCKHOLDERS

Date and Time	Record Date	Location
May 16, 2023, at 9:00 a.m. Eastern Time	March 20, 2023	JW Marriott Atlanta Buckhead 3300 Lenox Rd. NE Atlanta, GA 30326

AGENDA ITEMS

PROPOSAL 1	Elect eleven directors of the Company nominated by the Board	
	☑ The Board recommends a vote **FOR** each nominee	Page 10

PROPOSAL 2	Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023	
	☑ The Board recommends a vote **FOR** this proposal	Page 102

PROPOSAL 3	Vote on an advisory resolution to approve named executive officer compensation ("Say on Pay")	
	☑ The Board recommends a vote **FOR** this proposal	Page 103

PROPOSAL 4	Vote on the advisory resolution on the frequency of the vote on Say on Pay	
	☑ The Board recommends a vote **FOR ONE (1) YEAR**	Page 104

PROPOSAL 5	Vote on a stockholder proposal to amend the stockholders' right to action by written consent	
	☒ The Board recommends a vote **AGAINST** this proposal	Page 105

CORPORATE GOVERNANCE HIGHLIGHTS

- Independent Non-Executive Chairperson of the Board
- Majority Voting in Uncontested Director Elections
- Annual Director Elections
- No Supermajority Provisions in the Charter Documents
- No Dual Class Capitalization
- No Poison Pill
- Annual Board, Committee and Individual Director Evaluation Process
- All Directors are Independent, other than the CEO
- Stockholder Proxy Access Right

- Stockholder Right to Act by Written Consent
- Stockholder Right to Call Special Meeting
- Formal Board Procedure to Address and Respond to Successful Stockholder Proposals
- Director Ownership Guidelines (5 times annual cash retainer requirement)
- Anti-Hedging, Clawback and Anti-Pledging Policies
- Stockholder Outreach Program
- Annual ESG Reporting in Corporate Citizenship Report

2023 BOARD COMPOSITION SNAPSHOT

The graphics below reflect the diversity and tenure of the directors and director nominees standing for election at the Annual Meeting.



Board Diversity — Women and Ethnically/Racially Diverse Board Members

Tenure — 0-3 yrs.; 4-6 yrs. — Average: Approx. 3 years

STOCKHOLDER ENGAGEMENT

We value the views of our stockholders and believe that building positive relationships with our stockholders is critical to our long-term success. To help Company management and the Board understand and consider the issues that matter most to our stockholders, we periodically engage with our stockholders on a range of topics related to corporate governance, executive compensation and sustainability. We then incorporate this feedback into our disclosures, corporate governance policies and executive compensation program.

During the fall of 2022, the Company conducted outreach with holders of approximately 51% of our common stock. In this process, the Company solicited feedback on the Company's executive compensation program, as well as governance and sustainability issues. Our outreach on sustainability matters helped inform some of the initiatives described in our 2022 Corporate Citizenship Report. The feedback received from our stockholders was summarized and shared with senior management and the Board, and where applicable, incorporated in our disclosures.

At the 2022 Annual Meeting of Stockholders, the Say on Pay Proposal was approved by approximately 93% of votes cast, including abstentions. The Compensation and Human Capital Committee considered this level of approval to indicate the support of the substantial majority of the Company's stockholders. In this year's proxy statement, the Board has included a Say on Frequency proposal for stockholder approval to continue the existing one-year frequency of voting on our Say on Pay Proposal. We continue to believe it is most appropriate to get stockholder feedback on our named executive officer compensation each year.

COMPENSATION HIGHLIGHTS

*(See page 35 for our Compensation Discussion and Analysis ("**CD&A**") under the section titled "Executive Compensation")*

The Company Emphasizes Pay for Performance.

➢ Ravichandra K. Saligram's target total direct compensation (which is comprised of annualized base salary, target annual cash incentive and target value of annual LTIP award) for 2022 was 74% performance-based, and approximately 66% of target total direct compensation of the other named executive officers (on average) was performance-based.

➢ Based on the performance of the Company and the relevant business units in 2022, the Company's Management Bonus Plan (the "**Bonus Plan**") for 2022 paid out at 26% for Mr. Saligram, Christopher H. Peterson and Bradford R. Turner, 29% for Kristine K. Malkoski and 49% for Michael P. McDermott.

➢ In 2022, 80% of named executive officer annual equity awards were performance-based with a mix of 50% performance-based restricted stock units ("**PRSUs**") and 30% stock options.

➢ Based on the Company's performance during the 2020-2022 performance period, PRSUs granted pursuant to the Long-Term Incentive Plan (the "**LTIP**") in 2020 paid out at 49.75% in February 2023.

➢ Based on the performance of the business units under their management, special PRSU awards granted to Ms. Malkoski and Mr. McDermott in 2020 in connection with the commencement of their employment paid out at 0% in February 2023.

➢ Based on the performance of the Writing Business Unit in 2022, a special PRSU award granted to Ms. Malkoski in 2022 in connection with her appointment as Business Unit CEO for Writing is expected to pay out at approximately 33% in May 2023.

The Company Continued to Encourage Stockholder Alignment and Long-Term Performance.

➢ In 2022, the Company included core sales growth and free cash flow as the metrics for the performance-based awards under the Company's Long-Term Incentive Plan, with relative total shareholder return as a performance modifier.

➢ The Company maintains stock ownership and shareholding guidelines for its executive officers and non-employee directors to encourage alignment.

PROPOSAL 1—ELECTION OF DIRECTORS

ELECTION OF DIRECTORS

The Board has selected the following eleven nominees for election to the Board. The nominees will hold office from their election until the next annual meeting of stockholders, or until their successors are elected and qualified.

On February 10, 2023, the Company announced that Mr. Saligram will retire from his position as Chief Executive Officer of the Company at the Annual Meeting, and, therefore, he will not stand for re-election to the Board. His successor, Christopher H. Peterson, has been appointed President and Chief Executive Officer effective as of the Annual Meeting and is standing for election. The Board wishes to thank Mr. Saligram for his distinguished service to the Company over the past 3.5 years. Additionally, Gaoxiang (Gary) Hu, a designee of the Icahn Group, has been nominated for election at the Annual Meeting as further detailed below. On March 13, 2023, Brett Icahn resigned from the Board. Effective as of March 15, 2023, David Willetts was elected to the Board as a designee of the Icahn Group and replacement for Mr. Brett Icahn, under the Nomination Agreement described below. Additionally, James R. Craigie will not stand for election at the Annual Meeting as he is retiring from his position as a director of the Company at the end of his current term. The Board wishes to thank Mr. Craigie for his distinguished service to the Company over the past five years.

Proxies will be voted, unless otherwise indicated, FOR the election of all of the eleven nominees for director. Each of the nominees identified in this Proxy Statement has consented to being named as a nominee in the Company's proxy materials and has accepted the nomination and agreed to serve as a director if elected by the Company's stockholders. The Company has no reason to believe that any of the nominees will be unable to serve as a director. However, should any nominee be unable to serve if elected, the Board may reduce the number of directors, or proxies may be voted for another person nominated as a substitute by the Board.

The Board unanimously recommends that you vote FOR the election of each nominee for director.



Director Since 2018
Age: 62
- Compensation and Human Capital Committee
- Nominating/ Governance Committee (Chair)

Bridget Ryan Berman

- *2018 – Present:* Managing Partner of Ryan Berman Advisory, LLC, a consumer and investment advisory firm

- *2016 – 2018:* Chief Experience and Strategy Officer at ENJOY Technology, Inc., a provider of personal delivery, set-up and training for consumer technology products

- *During 2016:* Management Consultant at Google Inc., a multinational technology company and subsidiary of Alphabet Inc.

- *2011 to 2016:* Chief Executive Officer of Victoria's Secret Direct, LLC

- *2008 – 2011:* Management Consultant for various retail brands, consulting on business strategy, merchandising, marketing and organizational development

- *2006 – 2007:* Chief Executive Officer of the Giorgio Armani Corporation, a U.S. subsidiary of Giorgio Armani S.P.A.

- *2004 – 2005:* Vice President and Chief Operating Officer of Retail Stores for Apple Computer, Inc.

- *1992 – 2004:* Served in a variety of positions, including Group President, Global Retail, at Polo Ralph Lauren Corporation

Current Board Appointments: Tanger Factory Outlet Centers, Inc., Asbury Automotive Group, Inc. and Tegra Global

Former Board Appointments: J. Crew Group, Inc. and BH Cosmetics, Inc.

Director Qualifications:
Ms. Ryan Berman is a seasoned brand and e-commerce executive with over 35 years of experience in retail, and as a senior level executive has helped oversee the strategies and operations of some of the leading brands in the world.



*Independent
Chairperson of the
Board Since 2018
Age: 70*

Patrick D. Campbell

- ***2011 – Present:*** Retired Senior Vice President and Chief Financial Officer of 3M Company
- ***2002 – 2011:*** Senior Vice President and Chief Financial Officer of 3M Company
- ***1977 – 2002:*** Vice President of International and Europe as well as various finance roles at General Motors Corporation

Current Board Appointments: Stanley Black & Decker, Inc. and Herc Holdings Inc.

Former Board Appointments: SPX FLOW, Inc., SPX Corporation and Solera Holdings, Inc.

Mr. Campbell was nominated to the Board in 2018 pursuant to the Director Appointment and Nomination Agreement (the "**Nomination Agreement**") entered into with the Icahn Group described under "*Certain Relationships and Related Transactions*" and will serve as Chairperson until May 16, 2023. Pursuant to the Letter Agreement dated February 8, 2023, Mr. Campbell will no longer be a nominee of the Icahn Group after the Annual Meeting.

Director Qualifications:
Mr. Campbell's knowledge of financial and accounting matters, company capitalization structures and capital markets gained through his tenures at General Motors and 3M Company provide him with insight into a variety of issues applicable to the Company. In addition, he was also responsible for mergers and acquisitions as well as information technology in his role at 3M Company, and provides significant expertise in each of those areas.



*Director Nominee
Age: 36*

Gary Hu

- ***October 2020 – Present:*** Portfolio Manager and member of the Board of Directors of Icahn Capital LP, a subsidiary of Icahn Enterprises L.P. ("**IELP**"), a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, food packaging, metals, mining, real estate and home fashion
- ***August 2012 – June 2020:*** Analyst at Silver Point Capital, LP
- ***August 2010 – August 2012:*** Analyst, Stockbridge Investors at Berkshire Partners, LLC

Current Board Appointments: Bausch + Lomb Corporation, Dana, Inc. and International Flavors & Fragrances, Inc.

Former Board Appointments: Occidental Petroleum Corporation and Cloudera, Inc.

Mr. Hu was nominated to the Board in connection with the Nomination Agreement and Letter Agreement entered into with the Icahn Group, as described under "*Certain Relationships and Related Transactions.*"

Director Qualifications:
Mr. Hu's experience at IELP, his multiple public company directorships and his previous experience at investment firms provide the Board with expertise in investing and capital allocation.



Director Since 2020
Age: 46
• Audit Committee
• Finance
  Committee

Jay L. Johnson

- *October 2019 – Present:* Chief Financial Officer, Executive Vice President and Treasurer of Lamar Advertising Company, a leading outdoor advertising company

- *March 2018 – August 2019:* Executive Vice President and Chief Financial Officer of DiamondRock Hospitality Company, a self-advised real estate investment trust with a portfolio of hotels and resorts

- *April 2015 – March 2018:* Senior Vice President and Treasurer of Host Hotels & Resorts, Inc. ("**HHRI**"), a major lodging real estate investment trust and owner of luxury hotels

- *July 2010 – April 2015:* Various roles within HHRI's corporate finance and treasury group

- *Prior to 2010:* Various positions at KeyBank Real Estate Capital, Bank of America, Deloitte & Touche LLP and Prudential Securities

Current Board Appointments: SBA Communications Corporation

Director Qualifications:
Mr. Johnson brings a comprehensive set of experiences from the advertising, real estate and financial services sectors along with investment acumen and financial expertise to the Board.



Director Since 2018
Age: 63
- Audit Committee
- Finance
  Committee

Gerardo I. Lopez

- ***October 2021 – October 2022:*** Executive-in-Residence at Softbank Investment Advisers ("**SBIA**"), a subsidiary of Japanese multinational conglomerate Softbank Group Corp.

- ***December 2018 – October 2021:*** Operating Partner and Head of Operating Group at SBIA

- ***2017 – 2018:*** Operating Partner at High Bluff Capital, a private investment firm focused on consumer facing companies

- ***2015 – 2017:*** President and Chief Executive Officer of Extended Stay America, Inc. and ESH Hospitality, Inc., the largest integrated owner/operator of company-branded hotels in North America

- ***2009 – 2015:*** President and Chief Executive Officer of AMC Entertainment Holdings, Inc. ("**AMC**")

- ***2004 – 2009:*** Executive Vice President of Starbucks Corporation and President of its Global Consumer Products, Seattle's Best Coffee and Foodservice divisions

- ***2001 – 2004:*** President of the Handleman Entertainment Resources division of Handleman Company

Current Board Appointments: CBRE Group, Inc. and Realty Income Corp.

Former Board Appointments: Brinker International, Inc., TXU Corp. (n/k/a Energy Future Holdings Corp.), National CineMedia, Inc., Extended Stay America, Inc., ESH Hospitality, Inc., REI, Inc., AMC, and Safeco Insurance

Director Qualifications:
Mr. Lopez has over three (3) decades of experience in consumer focused industries. In addition, he has overseen a variety of corporate transformations and brings significant expertise in that area.



Director Since 2018
Age: 46
- Audit Committee
- Finance
  Committee (Chair)

Courtney R. Mather

- ***February 2022 – Present:*** Chief Executive Officer and Chief Investment Officer of Vision One, an investment fund

- ***April 2014 – March 2020:*** Portfolio Manager/Managing Director of Icahn Capital, the entity through which Mr. Carl C. Icahn manages investment funds

- ***1998 – 2012:*** Various investment roles of increasing responsibility at Goldman Sachs & Co., including as Managing Director responsible for Private Distressed Trading and Investing

Current Board Appointments: Caesar's Entertainment Corporation

Former Board Appointments: American Railcar Industries, Inc., Cheniere Energy Inc., Conduent Inc., CVR Refining, LP, CVR Energy, Inc., Federal-Mogul Holdings Corporation, Ferrous Resources Ltd., Freeport-McMoRan Inc., Herc Holdings Inc., and Viskase Companies Inc.

Mr. Mather was nominated to the Board in 2018 in connection with the Nomination Agreement entered into with the Icahn Group described under "*Certain Relationships and Related Transactions.*" Pursuant to the Letter Agreement dated February 8, 2023 between the Company and the Icahn Group, as of May 16, 2023, Mr. Mather will no longer be an Icahn Designee and will serve as the Icahn Group's independent nominee, as further described below.

Director Qualifications:
Mr. Mather holds the Chartered Alternative Investment Analyst, Chartered Financial Analyst and Certified Financial Risk Manager designations. Through his tenure at Icahn Capital and Goldman Sachs & Co., Mr. Mather gained detailed knowledge of accounting and financial analysis, corporate strategy, risk governance, company capitalization structures and the capital markets. Additionally, Mr. Mather's experience on public company boards in a variety of industries provides him with a broad understanding of the responsibilities of public company boards, governance matters and public relations issues applicable to public companies.



Director Nominee, President and CEO Elect, Newell Brands Inc.
Age: 56

Christopher H. Peterson

- *January 2023 – Present:* President of Newell Brands Inc.

- *May 2022 – December 2022*: Chief Financial Officer and President of Newell Brands Inc.

- *February 2020 – May 2022:* Chief Financial Officer and President, Business Operations of Newell Brands Inc.

- *June 2019 – October 2019:* Interim Chief Executive Officer and Chief Financial Officer of Newell Brands Inc.

- *December 2018 – June 2019:* Chief Financial Officer of Newell Brands Inc.

- *April 2018 – August 2018:* Executive Vice President and Chief Operating Officer, Operations at Revlon, Inc.

- *June 2017 – March 2018:* Chief Operating Officer, Operations and Chief Financial Officer at Revlon, Inc.

- *April 2017 – June 2017:* Chief Operating Officer, Operations at Revlon, Inc.

- *September 2012 – April 2017:* Various senior positions at Ralph Lauren Corporation including President, Global Brands, Chief Administrative Officer and Chief Financial Officer and Senior Vice President

- *1992 – September 2012:* Various financial management positions at the Procter & Gamble Company

Current Board Appointments: BJ's Wholesale Club Holdings, Inc.

Director Qualifications:
Mr. Peterson brings to the Board an extensive background in consumer goods, retail, finance, strategy and global operations as well as experience leading corporate restructuring, supply chain and transformation programs. He would also bring an important perspective to the Board as the President and, effective May 16, 2023, Chief Executive Officer of the Company.



Director Since 2018
Age: 69
- Audit Committee (Chair)
- Finance Committee

Judith A. Sprieser

- ***2019 – Present:*** Retired Managing Director of Warrenton Advisors LLC, a strategic planning, corporate governance and business financing advisory firm

- ***2005 – 2019:*** Managing Director of Warrenton Advisors LLC

- ***2000 – 2005:*** Founder, President and Chief Executive Officer of Transora, Inc.

- ***1995 – 2000:*** Various senior positions at Sara Lee Corporation, including Executive Vice President, Chief Financial Officer and Chief Executive Officer of Sara Lee's Food Group

Current Board Appointments: Allstate Insurance Company, Intercontinental Exchange, Inc.

Former Board Appointments: Experian plc, Jimmy Choo plc, Koninkilijke Ahold Delhaize N.V., Reckitt Benckiser Group, plc. and Total Wine & More

Director Qualifications:
Ms. Sprieser brings to the board decades of experience in both financial and operations management of consumer-packaged goods companies and as a director of large, multi-national corporations operating across multiple sectors. Ms. Sprieser serves on the National Association of Corporate Directors Committee for Audit Committee Chairs.



Director Since 2023
Age: 56

Stephanie P. Stahl

- ***August 2022 – Present:*** Senior Advisor at Boston Consulting Group ("**BCG**")

- ***2015 – Present:*** Founder of Studio Pegasus, LLC, an investment and advisory company

- ***September 2017 – June 2021:*** Chief Executive Officer and Co-Founder at Ace of Air, a sustainable beauty venture

- ***2012 – 2015:*** Global Marketing & Strategy Officer at Coach, Inc.

- ***Prior to 2012:*** Executive positions at several retail and consumer products companies and served as Partner at BCG

Current Board Appointments: Dollar Tree, Inc. and Carter's Inc.

Former Board Appointments: Brumate, Founder's Table and Knoll

Director Qualifications:
Ms. Stahl is a consumer driven and sustainability focused leader, who brings to the Board valuable experience within the consumer sector in marketing, data analytics, digital, sustainability, brand building and strategic planning.



Director Since 2018
Age: 67
- Independent Chairperson of the Board – Elect (effective May 16, 2023)
- Compensation & Human Capital Committee
- Nominating/ Governance Committee

Robert A. Steele

- **2012 – Present:** Founder and CEO of STEELE Consulting LLC, a consulting firm

- **Prior to 2012:** Vice Chairman, Health Care, Procter & Gamble Co. and a variety of other executive leadership positions, including Vice Chairman Global Health and Well-being, Group President Global Household Care, and Group President of North American Operations during his 35-year tenure with Procter & Gamble Co.

Current Board Appointments: Berry Global Group, Inc. and BJ's Wholesale Club, Inc.

Former Board Appointments: Beam Inc., Keurig Green Mountain Inc., Kellogg Company and LSI Industries, Inc.

Director Qualifications:
Mr. Steele has extensive consumer products management experience, having held a variety of executive leadership positions during his tenure at Procter & Gamble Co.



Director Since 2023
Age: 47
- Nominating/ Governance Committee
- Compensation and Human Capital Committee

David P. Willetts

- **November 2021 – present:** Chief Executive Officer and member of the Board of Directors of IELP, a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, food packaging, metals, mining, real estate and home fashion

- **2012 – 2021:** Managing director and co-practice leader specializing in financial and operational performance improvement and corporate turnarounds at AlixPartners, a consulting firm focused on industrial and consumer products companies

- **2005 – 2012:** Senior operating and financial executive at Cerberus capital, a private equity firm, where he led operational turnarounds serving in multiple C-suite executive roles at portfolio companies

- **Prior to 2005:** Progressive finance executive roles at General Electric, culminating in his role as Chief Financial Officer of GE Lighting & Industrial North America

Current Board Appointments: Icahn Enterprises LP

Former Board Appointments: Viskase Companies, Inc., CVR Energy, Inc. and CVR Partners LP

Mr. Willetts was nominated to the Board in connection with the Nomination Agreement and Notification Letter entered into with the Icahn Group, as described under "*Certain Relationships and Related Transactions.*"

Director Qualifications:
Mr. Willetts' experience at IELP and his previous experience with consulting and private equity firms provide the Board with expertise in operational efficiency, finance and corporate turnarounds.

INFORMATION REGARDING BOARD OF DIRECTORS, COMMITTEES AND CORPORATE GOVERNANCE

The primary responsibility of the Board is to oversee the affairs of the Company for the benefit of the Company's stockholders. To assist it in fulfilling its duties, the Board has delegated certain authority to the Audit Committee, the Finance Committee, the Compensation and Human Capital Committee and the Nominating/Governance Committee. The duties and responsibilities of these standing committees are described below under *"Committees."*

The Board has adopted the Newell Brands Inc. Corporate Governance Guidelines. The purpose of these guidelines is to ensure that the Company's corporate governance practices enhance the Board's ability to discharge its duties on behalf of the Company's stockholders. The Corporate Governance Guidelines are available under the "Corporate Governance" link under the "Investors" tab on the Company's website at *www.newellbrands.com* and may be obtained in print without charge upon written request by any stockholder to the Corporate Secretary at 6655 Peachtree Dunwoody Road, Atlanta, GA 30328.

Corporate Governance Highlights:

➢ Annual Board, committee and individual director evaluation process with interviews and evaluations conducted by a third-party firm	➢ "Clawback," or recoupment, policy with respect to the incentive compensation of executive officers
➢ Director and executive officer stock ownership guidelines	➢ Annual election of directors
➢ Robust stockholder outreach program	➢ No stockholder rights plan, or poison pill
➢ Stockholders who own 15% or more of the Company's outstanding common stock, on an aggregate net long basis, may call a special meeting of stockholders	➢ "Proxy Access" provision in the Company's By-Laws permit stockholders who have owned 3% or more of the Company's outstanding common stock for at least three years to nominate up to 20% of directors up for election in any one year
➢ Formal procedure in the Corporate Governance Guidelines to address and respond to successful stockholder proposals	➢ The Company's Restated Certificate of Incorporation allows stockholder action by written consent
➢ Majority voting for directors in uncontested director elections	➢ Anti-hedging and anti-pledging policies applicable to executive officers and directors
➢ No supermajority voting requirements in the Company's charter documents	➢ Annual reporting on environmental, social and governance matters in the Newell Brands Corporate Citizenship Report

THE COMPANY HAS AN INDEPENDENT NON-EXECUTIVE CHAIRPERSON OF THE BOARD

The positions of Chairperson of the Board and CEO are usually held by different persons. The Board believes that this separation has served the Company well for many years. However, the Board may choose to change this if it determines to be best for the Company under the then existing circumstances.

Should the Chairperson of the Board position be held by the CEO, the Board will appoint a lead independent director. The Board believes that the current arrangement of separating the roles of Chairperson of the Board and CEO is in the best interest of the Company and its stockholders at this time because it provides the appropriate balance between strategy development and independent oversight of management. Mr. Campbell currently serves as the independent non-executive Chairperson of the Board.

Mr. Campbell was appointed Chairperson of the Board in 2018 pursuant to the subsequently described Nomination Agreement (as defined under "*Certain Relationships and Related Transactions*"). On February 10, 2023, the Company announced that Mr. Steele, if re-elected, will begin serving as Chairperson of the Board, upon the conclusion of the Annual Meeting.

DIRECTOR INDEPENDENCE

Pursuant to the Company's Corporate Governance Guidelines, the Board undertook its annual review of director independence in 2023. During this review, the Board considered whether or not each director and director nominee has any material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and has otherwise complied with the independence requirements under the applicable Nasdaq rules.

As a result of these reviews, the Board affirmatively determined that all of the Company's current non-management directors (including Mr. Willetts) and Mr. Hu are "independent" of the Company and its management within the meaning of the applicable Nasdaq rules and under the standards set forth in the Corporate Governance Guidelines. Mr. Peterson is not considered an independent director nominee because of his employment as President of the Company.

MEETINGS

The Company's Board held 11 meetings during 2022. All directors attended at least 75% of the Board meetings, including the 2022 annual meeting of stockholders, and meetings of Board committees on which they served. Under the Company's Corporate Governance Guidelines, each director is expected to attend the Annual Meeting.

The Company's non-management directors held 6 meetings during 2022 separately in executive session without any members of management present. The Company's Corporate Governance Guidelines provide that the presiding director at each such session is the Chairperson of the Board or lead director, or in his or her absence, the person the Chairperson of the Board or lead director so appoints. The Chairperson of the Board currently presides over executive sessions of the non-management directors.

COMMITTEES

The Board has an Audit Committee, a Finance Committee, a Compensation and Human Capital Committee and a Nominating/Governance Committee.

Pursuant to the subsequently described Nomination Agreement, in 2018, Mr. Brett Icahn was appointed to the Audit Committee and the Compensation and Human Capital Committee, and Mr. Mather was appointed to the Finance Committee as Chair and to the Nominating/Governance Committee. Mr. Brett Icahn ceased to serve on the Audit Committee on March 18, 2020, served on the Compensation and Human Capital Committee until March 13, 2023 and served on the Nominating/Governance Committee from May 4, 2021 until March 13, 2023. Mr. Willetts was elected to the Board effective March 15, 2023 as an Icahn Designee, replacing Mr. Brett Icahn for purposes of the Nomination Agreement, and currently serves on the Compensation and Human Capital Committee and Nominating/Governance Committee. Mr. Mather currently serves as Chair of the Finance Committee and as a member of the Audit Committee. Pursuant to the Letter Agreement described in the section titled "*Certain Relationships and Related Transactions*", Mr. Hu, if elected, will serve as a member of the Finance Committee.

Audit Committee. The Audit Committee, the Chair of which is Ms. Sprieser and the other current members of which are Messrs. Johnson, Lopez and Mather, met 9 times during 2022. The Board has affirmatively determined that each member of the Audit Committee is an "independent director" for purposes of the Audit Committee under the applicable SEC regulations, the applicable Nasdaq rules and the Company's Corporate Governance Guidelines. Each of Ms. Sprieser and Mr. Johnson qualifies as an "audit committee financial expert" within the meaning of the applicable SEC regulations.

The Audit Committee assists the Board in fulfilling its fiduciary obligations to oversee:

- the integrity of the Company's financial statements;

- the Company's compliance with legal and regulatory requirements;

- the qualifications and independence of the Company's independent registered public accounting firm;

- the performance of the Company's internal audit function and independent registered public accounting firm; and

- the Company's overall risk management profile and the Company's process for assessing significant business risks.

In addition, the Audit Committee:

- is directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accounting firm;

- has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission by employees of concerns regarding questionable accounting or audit matters; and

- has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties.

Finance Committee. The Finance Committee, the Chair of which is Mr. Mather and the other current members of which are Messrs. Johnson and Lopez and Ms. Sprieser, met 4 times in 2022.

The Finance Committee is principally responsible for:

- reviewing the Company's capital structure, including its dividend policy and stock repurchase programs;

- reviewing and recommending, as appropriate, acquisitions, divestitures, partnerships and other business combinations; and

- reviewing the Company's tax planning and treasury activities and key financial policies.

Compensation and Human Capital Committee. The Compensation and Human Capital Committee, the Chair of which is Mr. Craigie and the other current members of which are Messrs. Steele and Willetts and Ms. Ryan Berman, met 7 times during 2022. The Board has affirmatively determined that each member of the Compensation and Human Capital Committee is an "independent director" for purposes of the Compensation and Human Capital Committee under the applicable SEC regulations, the applicable Nasdaq rules and the Company's Corporate Governance Guidelines.

The Compensation and Human Capital Committee is principally responsible for:

- assisting the independent directors in evaluating the CEO's performance and setting the CEO's compensation;

- making recommendations to the Board with respect to incentive-compensation plans, equity-based plans and director compensation;

- reviewing and approving the compensation for executive officers other than the CEO; and

- assisting the Board in management succession planning.

The Compensation and Human Capital Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation and Human Capital Committee. Additional information on the Compensation and Human Capital Committee's processes and procedures for the selection of a compensation consultant and consideration and determination of executive and director compensation is addressed below under the caption "*Executive Compensation—Compensation Discussion and Analysis.*"

Nominating/Governance Committee. The Nominating/Governance Committee, the Chair of which is Ms. Ryan Berman and the other current members of which are Messrs. Craigie, Steele and Willetts, met 4 times during 2022. The Board has affirmatively determined that each member of the committee is an "independent director" for purposes of the Nominating/Governance Committee under the applicable SEC regulations and the Company's Corporate Governance Guidelines.

The Nominating/Governance Committee is principally responsible for:

- identifying and recommending to the Board candidates for nomination or election as directors;

- reviewing and recommending to the Board appointments to Board committees;

- developing and recommending to the Board corporate governance guidelines for the Company and any changes to those guidelines;

- reviewing, from time to time, the Company's Code of Conduct and certain other policies and programs intended to promote compliance by the Company with its legal and ethical obligations, and recommending to the Board any changes to the Company's Code of Conduct and such policies and programs;

- reviewing environmental, health and safety compliance, sustainability programs, diversity and inclusion programs, corporate citizenship and government relations; and

- overseeing the Board's annual evaluation of its own performance.

Each of the above referenced committees acts under a written charter that is available under the "Corporate Governance" link under the "Investors" tab on the Company's website at *www.newellbrands.com* and may be obtained in print without charge upon written request by any stockholder to the office of the Corporate Secretary of the Company at 6655 Peachtree Dunwoody Road, Atlanta, GA 30328.

BOARD AND MANAGEMENT ROLES IN RISK OVERSIGHT

Management is responsible for the day-to-day management of risk, while the Board, as a whole and through its committees, provides oversight of the Company's risk management. The Board engages in risk oversight throughout the year as a matter of course in fulfilling its role overseeing management and business operations. In addition, each year, the full Board receives reports on the strategic plans and related risks facing the Company from senior management, including reports from the Company's individual functions and businesses and their respective management teams. As detailed below, these risks include, but are not limited to, Environmental, Social & Governance ("**ESG**") risks, financial risks, political and regulatory risks, legal risks, supply chain risks, competitive risks, privacy and information technology risks and other risks relevant to the Company and the way it conducts business. For more information on ESG matters at Newell Brands, please see the 2022 Corporate Citizenship Report, available on the Company's website.

The Board has delegated to its committees certain elements of its risk oversight function to better coordinate with management and serve the long-term interests of stockholders.

- The Audit Committee oversees the Company's risk management process, with specific focus on internal controls, financial statement integrity, compliance programs, fraud risk, legal matters and related risk mitigation. In connection with this oversight, the Audit Committee reviews and discusses with management, and, as appropriate, the Company's internal auditors and the Company's independent registered public accounting firm, the Company's risk assessments, the risk management process and issues related to the management of the Company's business. Among the risk management oversight responsibilities of the Audit Committee is the status of data privacy and security for the Company's electronic data processing and information systems. The Audit Committee also oversees an annual enterprise risk management update, which discusses the Company's major financial, strategic, operational, cybersecurity and compliance risk exposures and the steps management has taken to monitor and control such exposures. The results of this assessment are also reviewed with the full Board.

- The Finance Committee oversees risks relating to the Company's capital structure and financing, including borrowing, liquidity and capital allocation. The Finance Committee also oversees risks associated with stockholder distributions (dividends and stock repurchases), acquisitions and divestitures, the Company's insurance programs, long-term benefit obligations and the use of derivatives to manage risk related to foreign currencies, commodities and interest rates.

- The Compensation and Human Capital Committee reviews the risk profile of the Company's compensation policies and practices. This process includes a review of an assessment of the Company's compensation programs, as described in *"Risk Assessment of Compensation Programs"* below. The Compensation and Human Capital Committee also manages risks associated with pay equity, employee engagement, employee retention, employee development, employee recruitment and succession planning.

- The Nominating/Governance Committee monitors risks relating to governance matters and recommends appropriate actions in response to those risks. The Nominating/Governance Committee also oversees Code of Conduct-related compliance programs, environmental, health and safety compliance, sustainability programs, diversity, inclusion and belonging programs, corporate citizenship and government relations.

The Board believes the allocation of risk management responsibilities described above supplements the Board's leadership structure by allocating risk areas to an appropriate committee for oversight, allows for an orderly escalation of issues as necessary, and helps the Board satisfy its risk oversight responsibilities.

RISK ASSESSMENT OF COMPENSATION PROGRAMS

With respect to compensation practices, the Compensation and Human Capital Committee considered, with the assistance of management and the independent compensation consultant, whether the Company's compensation policies and practices in 2022 for its employees, including the named executive officers, would motivate inappropriate levels of risk taking that could have a material adverse effect on the Company. The Compensation and Human Capital Committee determined that there was no risk that was reasonably likely to have such a material adverse effect. The Compensation and Human Capital Committee noted the following aspects of the executive compensation program that serve to mitigate any potential risk:

- The program provides an appropriate balance between fixed and variable compensation.

- Annual bonus payouts are based on a variety of performance metrics.

- LTIP awards are generally subject to a three-year cliff vesting, or in some cases three-year ratable vesting, promoting employee development and retention.

- Stock ownership guidelines link executives' interests to increasing the value of the Company's common stock over the long-term, thus aligning management's interest with those of the Company's stockholders.

- Executive incentive awards are subject to an incentive recoupment policy.

- The hedging and pledging of Company securities by executive officers is prohibited.

DIRECTOR NOMINATION PROCESS

The Nominating/Governance Committee is responsible for identifying and recommending to the Board candidates for directorships. The Nominating/Governance Committee considers candidates for Board membership who are recommended by members of the Nominating/Governance Committee, other Board members, members of management and individual stockholders. From time to time, the Nominating/Governance Committee has engaged the services of global executive search firms to assist the Nominating/Governance Committee and the Board in identifying and evaluating potential director candidates. Once the

Nominating/Governance Committee has identified prospective nominees for director, the Board is responsible for selecting such candidates. The Board considers candidates for director who are free of conflicts of interest or relationships that may interfere with the performance of their duties.

As set forth in the Corporate Governance Guidelines, the Board seeks to identify as candidates for director a diverse group of persons from various backgrounds and with a variety of life experiences, a reputation for integrity and good business judgment and experience in highly responsible positions in professions or industries relevant to the conduct of the Company's business. As further detailed below, the Company also has a Diverse Slates Policy that applies to director candidates. In selecting director candidates, the Board takes into account the current composition and diversity of the Board (including diversity with respect to race, gender and ethnicity) and the extent to which a candidate's particular expertise and experience will complement the expertise and experience of other directors.

This year's director nominees include many current or former CEOs or senior executives of large companies, reflect racial, ethnic and gender diversity and feature several individuals with extensive international experience. The average Board tenure (as of the date of this proxy statement) of the directors seeking re-election and director nominees is approximately 3 years.

The Board assesses the effectiveness of the director nomination process by conducting an annual review of its own performance, as discussed below, which evaluates, among other things, whether the Board and each of its Committees are functioning effectively and in compliance with this policy. The Nominating/Governance Committee is responsible for organizing and overseeing the review process and for soliciting the input of all of the directors.

BOARD EVALUATIONS

In order to increase the effectiveness of the Board, the Nominating/Governance Committee supervises a review and evaluation of the performance of the Board of Directors, its Committees and each individual director each year. The evaluation includes both an interview of each director and a questionnaire with a wide range of questions related to topics including oversight, strategy, governance, management capabilities, composition of the Board, responsibilities and resources. In 2022 and early 2023, the Nominating/Governance Committee and Chairperson of the Board led a robust process, including the engagement of an independent third-party firm to conduct evaluations, interview each director, collect feedback, review it with the Board and facilitate follow ups. In addition, each of the Audit, Finance, Nominating/Governance and Compensation and Human Capital Committees conducted an annual self-evaluation. The Board's Committees were evaluated by each Committee member based on a questionnaire that is updated periodically.

BOARD AND CHAIR REFRESHMENT

In the recent past, the Board has undertaken a series of steps to increase its diversity, refresh its leadership and effectuate succession planning.

In March 2023, Mr. Brett Icahn left the Board, and David Willetts was elected to the Board as a new Icahn Designee and replacement for Mr. Brett Icahn for purposes of the Nomination Agreement described below.

In February 2023, the Board designated Mr. Steele to serve as the next Chairperson of the Board, effective upon the conclusion of the Annual Meeting. Mr. Campbell, who served as Chairperson of the Board for five years, will remain on the Board. The Board also announced the nomination of Mr. Hu, a new Icahn Designee with investment and capital allocation experience, for election to the Board at the Annual Meeting.

In December 2022, the Board elected Stephanie Stahl, effective January 1, 2023. Ms. Stahl is a consumer driven and ESG focused leader, who brings to the Board valuable experience from the consumer sector in marketing, data analytics, digital, sustainability, brand building, and strategic planning and execution.

In March 2022, Ms. Ryan Berman was appointed Chair of the Nominating/Governance Committee of the Board.

DIVERSITY, INCLUSION AND BELONGING

The Nominating/Governance Committee of the Board provides oversight for and routinely reviews the Company's Diversity, Inclusion and Belonging policies and programs.

During 2022, the Company conducted a fully digital, enterprise-wide engagement survey, which was given to all employee groups including professional, clerical and factory hourly employees and was available in 33 languages, which focused on measuring engagement and inclusion. The results showed that the majority of the scores were equal to or above the global benchmarks.

In 2021, the Company recruited a new Global Director of Diversity, Inclusion and Belonging (subsequently promoted to Vice President, Talent, Learning and Culture), who brings to the Company external experience in overseeing diversity and inclusion initiatives.

In 2020, the Company adopted a hiring policy for U.S. leadership roles that requires the inclusion of diverse slates consisting of at least two candidates who are (i) women and/or (ii) candidates of color (e.g., identifying as other than white/Caucasian) and/or (iii) openly LGBTQ (the "**Diverse Slates Policy**"). The Company also applies the same policy to filling vacancies on our Board of Directors, should the opportunity arise. The Company also publicly shared quantitative goals for diversity in its 2020 Corporate Citizenship Report and provided related updates in its 2021 Corporate Citizenship Report.

The Company publicly reports on its diversity, inclusion and belonging priorities, goals, initiatives and workforce demographics in its Corporate Citizenship Report. The Company provides links to its EEO-1 survey data and its Diverse Slate Policy on its corporate website under the Careers tab.

Board Diversity

Diversity is an important criterion that is factored in when conducting new director recruitment and evaluating the composition and leadership of the Board (and Committees). In its annual Board evaluation, the Board assessed whether its composition reflected an appropriate mixture of skills, diversity, and experience that align with the strategic demands of the Company.

In 2022, female representation on the Board and in its Committee leadership increased with the election of Ms. Stahl to serve as a Director, effective January 1, 2023, and with Mses. Ryan Berman and Sprieser serving as Chairs of the Nominating/Governance Committee and Audit Committee, respectively.

The matrix below shows both the current composition of the Board and the composition of the Board after the Annual Meeting (assuming the election of Messrs. Hu and Peterson and the retirements of Messrs. Craigie and Saligram).

Of the eleven directors and director nominees seeking election at the 2023 Annual Meeting of Stockholders, six directors (including director nominees) or 50% reflect gender, racial or ethnic diversity, including three female directors (Mses. Ryan Berman, Sprieser and Stahl) and three male directors and director nominees (Messrs. Hu, Johnson and Lopez) who identify as Asian American, Black/African American and Hispanic or Latinx, respectively.

Board Diversity Matrix

	As of March 15, 2023		As of May 16, 2023 (if Director Nominees are elected)	
Total Number of Directors	11		11	
Part I: Gender Identity				
	Female	**Male**	**Female**	**Male**
Directors	3	8	3	8
Part II: Demographic Background				
African American or Black	0	1	0	1
Asian	0	1	0	1
Hispanic or Latinx	0	1	0	1
White	3	5	3	5
Part III: Additional Information				
Directors with military experience	0	1	0	0

2023 BOARD COMPOSITION SNAPSHOT

The graphics below reflect the diversity, tenure and key skill sets of the directors and director nominees standing for election at the Annual Meeting.


Board Diversity
5
6
Women and Ethnically/Racially Diverse Board Members
Tenure
5
6
0-3 yrs.
4-6 yrs.
Average: Approx. 3 years

BOARD SKILLS

In 2022, the Nominating/Governance Committee reviewed and evaluated the key experience, qualifications and attributes for Board members and facilitated an evaluation of each director's skills in these categories. The Committee also refreshed the skills categories used in past years by adding two new skills: Supply Chain and Data Analytics.

The graphics below depict the percentage of directors serving as of January 1, 2023, possessing each skill.

2022 Board Skills Snapshot



91% — **Senior Executive Leadership**
Ten directors have senior leadership experience, including oversight of organizations, processes and strategic planning.

82% — **Technology Systems / Cyber Security**
Nine directors have experience with technology systems and/or cyber security.

82% — **Global Business Experience**
Nine directors have global business experience.

82% — **R&D / Innovation**
Nine directors have experience in innovation, product development and design.

91% — **CPG/Consumer Durables Industry**
Ten directors have experience in the consumer packaged goods ("CPG") or consumer durables industry.

82% — **Marketing / Sales**
Nine directors have experience in marketing and/or sales including digital, eCommerce and brand management.

100% — **M&A / Corp. Development / Finance**
Eleven directors have experience in mergers & acquisitions, finance and accounting.

100% — **Public Company Board / Corp. Governance**
Eleven directors have experience serving on other public company boards and/or with corporate governance.

91% — **Risk Management / Regulatory**
Ten directors have a regulatory and/or risk management background.

82% — **Human Capital Management, Diversity and Inclusion**
Nine directors have experience with human capital management and/or diversity and inclusion.

64% — **Supply Chain**
Seven directors have experience with supply chain management and systems, direct and indirect procurement, demand and supply planning, logistics, manufacturing and related areas.

64% — **Data Analytics**
Seven directors have experience in a data analytics function or in understanding the use of data analytics to address consumer needs and shopper behaviors.

SERVICE ON OUTSIDE BOARDS

Pursuant to the Company's Corporate Governance Guidelines, Directors may serve on the board of directors of other public companies, but are required to limit such service to boards of no more than three public companies in addition to the Company's Board. Additionally, Directors who also serve as the Chief Executive Officer of a public company are expected to serve on no more than one other public company board of directors in addition to the Company's Board. The Nominating/Governance Committee and the Board considers the nature of and time involved in a Director's service on other corporate boards as well as their employment status in evaluating the suitability of individual directors for nomination.

Between June and December 2022, Mr. Brett Icahn served on four public boards of directors (other than the Company's Board). Prior to his joining the board of directors of Bausch & Lomb Corporation in June

2022, Mr. Brett Icahn informed the Board and the Nominating/Governance Committee. He also indicated his intent to step down from one of the public boards of directors on which he serves within one year in order to comply with the above noted requirement in the Corporate Governance Guidelines. In light of the fact that board membership was an integral part of Mr. Brett Icahn's role as a Portfolio Manager and his intention to step down from one public board, the Nominating/Governance recommended and the Board approved a temporary waiver of the Corporate Governance Guidelines for Mr. Brett Icahn. On March 13, 2023, Mr. Brett Icahn left the Board and was replaced by Mr. Willetts pursuant to the Nomination Agreement described below. Pursuant to the subsequently described Notification Letter, Mr. Willetts has ceased serving on the board of directors of any publicly traded companies other than IELP and the Company.

COMMUNICATIONS WITH THE BOARD

The independent members of the Board have adopted the Company's "Procedures for the Processing and Review of Stockholder Communications to the Board," which provide for the processing, review and disposition of all communications sent by stockholders or other interested persons to the Board. Stockholders and other interested persons may communicate with the Company's Board or any member or committee of the Board by writing to them at the following address:


Newell Brands Inc.
Attention: Board of Directors
c/o Corporate Secretary
6655 Peachtree Dunwoody Road
Atlanta, GA 30328


Communications directed to the independent or non-management directors should be sent to the attention of the Chairperson of the Board or the Chair of the Nominating/Governance Committee, c/o Corporate Secretary, at the address indicated above.

Any complaint or concern regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Company's Code of Ethics for Senior Financial Officers should be sent to the attention of the Chief Legal Officer at the address indicated above or may be submitted in a sealed envelope addressed to the Chair of the Audit Committee, c/o Chief Legal Officer, at the same address, and labeled with a legend such as: "To Be Opened Only by the Audit Committee." Such accounting complaints will be processed in accordance with procedures adopted by the Audit Committee. Further information on reporting allegations relating to accounting matters is available under the "Corporate Governance" link under the "Investors" tab on the Company's website at *www.newellbrands.com*.

CODE OF ETHICS

The Board has adopted a "Code of Ethics for Senior Financial Officers," which is applicable to the Company's senior financial officers, including the Company's principal executive officer, principal financial officer, principal accounting officer and controller. The Company also has a separate "Code of Conduct" that is applicable to all Company employees, including each of the Company's directors and officers. Both the Code of Ethics for Senior Financial Officers and the Code of Conduct are available under the "Corporate Governance" link under the "Investors" tab on the Company's website at *www.newellbrands.com*. The Company posts any amendments to or waivers of its Code of Ethics for Senior Financial Officers or to the Code of Conduct (to the extent applicable to the Company's directors or executive officers) at the same location on the Company's website. In addition, copies of the Code of Ethics for Senior Financial Officers and of the Code of Conduct may be obtained in print without charge upon written request by any stockholder to the office of the Corporate Secretary of the Company at 6655 Peachtree Dunwoody Road, Atlanta, GA 30328.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Various Company policies and procedures, which include the Code of Conduct (applicable to all Company employees, including executive officers and non-employee directors), the Code of Ethics for Senior Financial Officers and annual questionnaires completed by all Company directors and executive officers, require disclosure of transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules. Pursuant to its charter, the Nominating/ Governance Committee considers and makes recommendations to the Board with respect to possible waivers of conflicts of interest or any other provisions of the Code of Conduct and the Code of Ethics for Senior Financial Officers. Pursuant to the Corporate Governance Guidelines, the Nominating/Governance Committee also annually reviews the continuing independence of the Company's non-employee directors under applicable law or Nasdaq rules and reports its findings to the Board in connection with its independence determinations.

When the Nominating/Governance Committee learns of a transaction or relationship that may constitute a conflict of interest or may cause a director not to be treated as independent, the Nominating/ Governance Committee determines if further investigation is required and, if so, whether it should be conducted by the Company's legal, internal audit or other staff or by outside advisors. The Nominating/ Governance Committee reviews and evaluates the transaction or relationship, including the results of any investigation, and makes a recommendation to the Board with respect to whether a conflict or violation exists or will exist or whether a director's independence is or would be impaired. The Board, excluding any director who is the subject of the recommendation, receives the report of the Nominating/Governance Committee and makes the relevant determination. These practices are flexible and are not required by any document.

NOMINATION AGREEMENT

The Company is a party to the Nomination Agreement, which was entered into on March 18, 2018 with Mr. Carl C. Icahn, Mr. Brett Icahn, Mr. Courtney Mather, Mr. Andrew Langham, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital LP, Icahn Onshore LP, Icahn Offshore LP and Beckton Corp. (collectively, the "**Icahn Group**") and amended on April 23, 2018 and February 8, 2023 (the "**Nomination Agreement**"). Pursuant to the Nomination Agreement, each of Messrs. Brett Icahn and Mather (the "**Icahn Designees**") and Mr. Campbell were appointed to the Board as of March 18, 2018. Mr. Campbell was also appointed Chairperson of the Board pursuant to the Nomination Agreement, and the Board was not able to appoint any other Chairperson of the Board without the approval of at least one of the Icahn Designees (so long as at least two Icahn Designees are members of the Board). Between March 2018 and 2023, Mr. Campbell was an independent nominee of Carl Icahn, and Courtney Mather and Brett Icahn served as the Icahn Designees.

As disclosed in a Current Report on Form 8-K filed with the SEC on February 10, 2023, the Company entered into a Letter Agreement, dated February 8, 2023, with the Icahn Group as presently composed (the "**Letter Agreement**") that amended the Nomination Agreement. Pursuant to the terms of the Letter Agreement, Mr. Hu was nominated to stand for election at the Annual Meeting and it was agreed that, upon the conclusion of the Annual Meeting, Mr. Campbell will no longer be considered a nominee of Carl Icahn (although he will remain on the Board if re-elected at the Annual Meeting); Mr. Mather (if re-elected) will cease to be an Icahn Designee and will replace Mr. Campbell as Carl Icahn's independent director nominee; and Mr. Hu and Brett Icahn (if elected) would constitute the Icahn Designees. Under the Letter Agreement, it was also agreed that if elected, Mr. Hu would serve on the Finance Committee and that such committee may have up to five members from and after the time of such appointment. Further, the Icahn Group consented in all respects to the designation of Mr. Steele as independent, non-executive Chair of the Board; provided that in the event Mr. Steele is unable or unwilling to continue to serve as Chair of the Board for whatever reason, then the designation of a new Chair remains subject to the approval of at least one of the Icahn Designees (so long as at least two Icahn Designees are members of the Board).

As disclosed on a Current Report on Form 8-K filed with the SEC March 15, 2023, Mr. Brett Icahn resigned from the Board on March 13, 2023. Effective March 15, 2023, the Board elected David P. Willetts as a director, pursuant to the terms of the Nomination Agreement (the "**Notification Letter**"). In accordance with a Notification Letter, dated March 13, 2023, from the Icahn Group to the Company, Mr. Willetts was deemed an Icahn Designee and Replacement for Brett Icahn, as such terms are defined in the Nomination Agreement.

Pursuant to the Nomination Agreement, for any annual meeting of stockholders, should the Board decide not to nominate Mr. Mather or one of the Icahn Designees to the Board, the Company must notify the Icahn Group within a certain period of time in advance of the advance notice deadline for that annual meeting. So long as Mr. Mather or one of the Icahn Designees is serving on the Board and the Icahn Group has not materially breached the Nomination Agreement or dropped below certain ownership thresholds set forth therein, the Icahn Group shall be entitled to designate a replacement, who must be approved by the Board, should Mr. Mather or one of the Icahn Designees be rendered unable to continue to serve on the Board.

Pursuant to the Nomination Agreement, so long as an Icahn Designee is a member of the Board, the Board will not be expanded to more than twelve directors without the approval from the Icahn Designees then on the Board.

In addition, at the Annual Meeting, and any annual meeting of stockholders subsequent to the Annual Meeting, if the Icahn Designees have agreed in writing to be nominated for election at such annual meeting, the Icahn Group agrees not to vote for any directors nominated by any person other than the Board and to vote in favor of the appointment of the Company's auditors.

Pursuant to the Nomination Agreement, so long as either of the Icahn Designees is a member of the Board, the Company agreed (i) not to create a separate executive committee of the Board or any other committee with functions similar to those customarily granted to an executive committee, (ii) not to form any new committee without offering at least one Icahn Designee the opportunity to be a member of such committee, and (iii) that, with respect to any Board consideration of appointment and employment of executive officers, mergers, acquisitions of material assets, dispositions of material assets, or other extraordinary transactions, such consideration, and voting with respect thereto, shall take place only at the full Board level or in committees of which at least one of the Icahn Designees is a member.

If at any time the Icahn Group ceases to hold a "net long" position, as defined in the Nomination Agreement, in at least (A) 3.0% of the total outstanding shares of the Company's common stock, the Icahn Group will cause one Icahn Designee employed by a member of the Icahn Group as of the date of the Nomination Agreement (or his or her replacement) to promptly resign from the Board and any committee of the Board on which he or she then sits and (B) 1.5% of the total outstanding shares of the Company's common stock, the Icahn Group will cause each Icahn Designee employed by a member of the Icahn Group as of the date of the Nomination Agreement (or his or her replacement) to promptly resign from the Board and any committee of the Board on which he or she then sits.

STOCK REPURCHASE TRANSACTION

As reported on a Current Report on Form 8-K filed with the SEC on February 22, 2022, the Company entered into a stock purchase agreement (the "**Purchase Agreement**") with Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the "**Icahn Parties**") pursuant to which the Company purchased an aggregate of 10,634,184 common shares of the Company, par value $1.00 per share (the "**Common Shares**"), at a price per Common Share of $25.86, the closing price of a Common Share on the NASDAQ Global Select Market on February 18, 2022, the last trading day prior to the execution of the Purchase Agreement, or an aggregate purchase price of approximately $275 million.

OWNERSHIP OF DEBT SECURITIES

Until October 19, 2022, Mr. Brett Icahn, who served on the Board until March 13, 2023, owned $700,000 face amount of the Company's 3.850% notes due 2023 (the "**Senior Notes**"), through a wholly owned limited liability company, which he purchased in an open market transaction with an unaffiliated third party. The notes paid interest semi-annually in arrears on April 1 and October 1 of each year at the rate of 3.850% per annum plus an applicable interest rate increase based on the coupon step up provision. During 2022, in accordance with the terms of the notes, Mr. Brett Icahn received approximately $29,575 in interest from the Company. On October 19, 2022, as part of a mandatory redemption of the Senior Notes by the Company, Mr. Brett Icahn's notes were redeemed by the Company in exchange for a total of $701,449 in principal, incremental interest and make whole premium.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2022, Messrs. Craigie, Brett Icahn and Steele and Ms. Ryan Berman served on the Compensation and Human Capital Committee. No member of the Compensation and Human Capital Committee was, during 2022, an officer or employee of the Company, formerly an officer   of the Company, or, other than as noted in the section titled "*Certain Relationships and Related Transactions*" above, had any relationship requiring disclosure by the Company as a related party transaction under Item 404 of Regulation S-K. During 2022, none of the Company's executive officers served on the Board or the compensation committee of any other entity, any officers of which served either on the Company's Board or the Compensation and Human Capital Committee.

COMPENSATION AND HUMAN CAPITAL COMMITTEE REPORT

The Compensation and Human Capital Committee (the "**Committee**") has furnished the following report to the stockholders of the Company in accordance with rules adopted by the U. S. Securities and Exchange Commission.

The Committee states that it reviewed and discussed with management the Company's Compensation Discussion and Analysis contained in this Proxy Statement.

Based upon the review and discussions referred to above, the Committee recommended to the Board that the Company's Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

This report is submitted on behalf of the following members of the Committee:


James R. Craigie, Chair
Bridget Ryan Berman
Robert A. Steele


EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A explains the material elements of the compensation of the Company's named executive officers and describes the objectives and principles underlying the Company's executive compensation program and decisions made in 2022. During 2022, our named executive officers ("**NEOs**") were:

Named Executive Officer	Title
Ravichandra K. Saligram	Chief Executive Officer ("**CEO**")
Christopher H. Peterson	President and Chief Financial Officer
Bradford R. Turner	Chief Legal and Administrative Officer and Corporate Secretary
Kristine K. Malkoski	Business Unit CEO, Writing and Food
Michael P. McDermott	Business Unit CEO, Commercial

All of the NEOs served for the full year. Ms. Malkoski took over responsibility for managing the Writing Business Unit in April 2022, while maintaining her management responsibilities for the Food Business Unit and oversight of the Home Fragrance Business Unit on an interim basis. During 2022, Mr. Peterson served as President, Business Operations and Chief Financial Officer until May 2022, at which time he was appointed to the role of President and Chief Financial Officer, with Mr. Saligram continuing to serve as Chief Executive Officer.

In January 2023, Mark J. Erceg joined the Company as Chief Financial Officer, and Mr. Peterson began serving as President. In addition, in connection the implementation of Project Phoenix as described below, in January 2023, Ms. Malkoski was appointed Segment CEO, Learning and Development, and Mr. McDermott was named Segment CEO, Home and Commercial Solutions. In February 2023, the Company announced that Mr. Saligram will retire as the Company's Chief Executive Officer at the conclusion of the Annual Meeting, and that at such time Mr. Peterson will assume the role of President and Chief Executive Officer of the Company.

2022 Performance Overview

➢ Commenced first phase go-live of Project Ovid, a customer centric supply chain initiative to transform go-to-market capabilities in the U.S., improve customer service levels and drive operational efficiencies

➢ Divested the Connected Home & Security business unit for approximately $593 million

➢ Reduced SKUs by 7,331, improved weighted forecast accuracy and achieved $196 million in FUEL productivity savings

➢ Strengthened the executive leadership team and the Board of Directors

➢ Secured selective pricing increases, optimized advertising and promotion expenses, deployed overhead cost containment efforts and adjusted demand forecasts and supply plans to mitigate impact of macroeconomic trends

➢ Financial results heavily impacted by normalization in demand from elevated pandemic levels, constrained consumer spending due to inflationary pressures and reduction in retailer inventory levels

Progress on the Turnaround Plan.

In 2022, the Company continued to execute on its turnaround strategy of building a global, next generation consumer products company that can unleash the full potential of its brands in a fast-moving omni-channel environment. The strategy, developed in 2019, is designed to:

- Drive sustainable top line growth by focusing on innovation, sharpening brand positioning, strengthening the international businesses, enhancing digital marketing and omni-channel capabilities, and building customer relationships;

- Improve operating margins by driving productivity and overhead savings, while reinvesting in the business;

- Accelerate cash conversion cycle by focusing on cash efficiency and improving key working capital metrics;

- Strengthen the portfolio by investing in attractive categories that are aligned with its capabilities and strategy and optimizing product mix; and

- Strengthen organizational capabilities and employee engagement by building a winning team and focusing the best people on the right things.

The Company is implementing this strategy while addressing key challenges such as shifting consumer preferences and behaviors; a highly competitive operating environment; a rapidly changing retail landscape; continued macroeconomic and geopolitical volatility; a softening macro backdrop; significant inflationary and supply chain pressures and an evolving regulatory landscape.

Continued execution of these strategic imperatives, in combination with new initiatives aimed to build operational excellence, will better position the Company for long-term sustainable growth. One such initiative is Project Ovid, a multi-year, customer centric supply chain initiative to transform the Company's go-to-market capabilities in the U.S., improve customer service levels and drive operational efficiencies. This initiative, which commenced its first phase go-live during the third quarter of 2022 and its second phase go-live in February 2023, is intended to leverage technology to further simplify the organization by harmonizing and automating processes. Project Ovid is designed to optimize the Company's distribution network by creating a single integrated supply chain from 23 business-unit-centric supply chains. The initiative is intended to reduce administrative complexity, improve inventory and invoicing workflow for our customers and enhance product availability for consumers through omni-channel enablement. This new operating model is also intended to drive efficiencies by better utilizing the Company's transportation and distribution network.

Impact of Macroeconomic Trends on 2022 Results.

The Company, which has been impacted in recent years by inflationary and supply chain pressures, labor shortages, and logistical challenges across its businesses, and more recently by the indirect macroeconomic impact of the Russia-Ukraine conflict, experienced additional headwinds in 2022 due to softening global demand and an increased focus by retailers to rebalance inventory levels in light of continued inflationary pressures on consumers. The segments most impacted by the softening global demand were Home Appliances and Home Solutions. These collective macroeconomic trends, the duration or severity of which are highly uncertain, are rapidly changing the retail landscape and negatively impacted the Company's operating results, cash flows and financial condition in 2022 and are expected to persist into 2023.

To help mitigate the negative impact of these conditions to the operating performance of its businesses, the Company has secured selective pricing increases, accelerated productivity initiatives, optimized advertising and promotion expenses, deployed overhead cost containment efforts, adjusted demand forecasts and supply plans, and taken actions designed to improve working capital. The Company will continue to evaluate other opportunities to improve its financial performance both in the short and long term.

In January 2023, the Company announced a restructuring and savings initiative ("**Project Phoenix**") that aims to strengthen the Company by leveraging its scale to further reduce complexity by streamlining its operating model and driving operational efficiencies. It incorporates a variety of initiatives designed to simplify the organizational structure, streamline the company's real estate, centralize its supply chain functions, which include manufacturing, distribution, transportation and customer service, transition to a unified One Newell go-to-market model in key international geographies, and otherwise reduce overhead costs.

2022 Results.

2022 was a challenging year in which the Company continued to face a tough operating environment. Full year results were negatively impacted by normalization in demand from elevated pandemic levels, constrained spending in discretionary categories due to inflationary pressures, as well as a reduction in retailer inventory levels.

Below is a summary of the overall 2022 financial and operating performance of the Company*:

- Net sales were $9.5 billion, a decrease of 10.7%, compared with $10.6 billion in the prior year. Core sales declined 3.4% versus 2021.

- Reported gross margin was 30%, compared with 31.8% in the prior year. Normalized gross margin was 30.2%, compared with 32% in the prior year.

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* For an explanation of non-GAAP measures and a reconciliation to GAAP, please see Appendix A.

- Reported operating income was $312 million compared with $1 billion in 2021. Normalized operating income was $956 million compared with $1.2 billion in the prior year. Normalized operating margin was 10.1% compared with 11.7% in the prior year.

- Interest expense was $235 million, compared with $256 million in 2021, largely reflecting higher interest income.

- Reported net income was $197 million compared with reported net income of $622 million in 2021. Reported diluted earnings per share were $0.47, compared with reported diluted earnings per share of $1.45 in 2021.

- Normalized net income was $654 million, compared with $828 million in the prior year. Normalized diluted earnings per share were $1.57, compared with $1.93 in the prior year.

- 2022 operating cash outflow was $272 million, compared with operating cash flow of $884 million in 2021.

Pay for Performance.

2022 Pay for Performance at a Glance

2022 Bonus Plan Results - Corporate



Core Sales Growth	Adjusted Earnings per Share	Adjusted Operating Cash Flow	SKU / FUEL / WFA	Total Payout
(3.4%) Payout: 0%	$1.57 Payout: 0%	($203M) Payout: 0%	7,331 / $196M / 42.0% Payout: 103%	26% of Target

Corporate Payout under Bonus Plan targets was 26%

2020–2022 LTIP—Performance Results



Adjusted Free Cash Flow	Core Sales Growth	TSR modifier +/- 25%	Total Payout
$1.39 billion **(0% payout)** (50% Weight)	2020 – (1.1%) 2021 – 12.5% 2022 – (3.4%) (99.5% payout) (50% Weight)	**TSR 2020 – 2022** **(14.9%)** **TSR Rank 8 of 12** (Modifier = 100%)	49.75% of Target

The Company continues to emphasize pay for performance, as evidenced by the design and execution of its compensation program:

- Based on the Company's performance during the 2020-2022 performance period, performance-based restricted stock units ("**PRSUs**") granted pursuant to the Long-Term Incentive Plan (the "**LTIP**") in 2020 paid out at 49.75% in February 2023.

- Based on the performance of the business units under their management, special PRSU awards granted to Ms. Malkoski and Mr. McDermott in 2020 in connection with the commencement of their employment paid out at 0% in February 2023.

- Mr. Saligram's target total direct compensation (which is comprised of annualized base salary, target annual cash incentive and target value of annual LTIP award) for 2022 was 74% performance-based, and approximately 66% of target total direct compensation of the other named executive officers (on average) was performance-based.

- In 2022, the named executive officers received annual LTIP grants that were 80% performance- based, consisting of 50% PRSUs and 30% stock options.

- The incentive targets for PRSUs granted to named executive officers pursuant to the LTIP in 2022 were weighted 50% to annual core sales growth performance and 50% to the achievement of cumulative free cash flow targets over the three-year performance period, with a +/- 10% modifier based on relative total shareholder return against the TSR Comparator Group (as defined below), representing a continued focus on achieving and sustaining core sales growth, while maintaining an emphasis on cash generation during the performance period.

- The annual incentive targets under the Company's Management Bonus Plan (the "**Bonus Plan**") in 2022 for corporate management participants, including Messrs. Saligram, Peterson and Turner, were weighted 75% to the achievement of adjusted earnings per share, adjusted operating cash flow and core sales growth targets for the entire Company and 25% to the achievement of Company-wide goals for the reduction of stock keeping units ("**SKUs**"), weighted forecast accuracy ("**WFA**") and savings goals under the Finding Untapped Efficiencies and Leverage initiative (the "**FUEL Initiative**"), a Company-wide program focused on margin enhancement.

- The annual incentive targets under the Bonus Plan in 2022 for Ms. Malkoski and Mr. McDermott were weighted 50% to the achievement of business unit performance goals, and 50% to the achievement of the corporate performance goals.

- Based on the performance of the Company and the relevant business units in 2022, the Bonus Plan for 2022 paid out at 26% for Messrs. Saligram, Peterson and Turner, 29% for Ms. Malkoski and 49% for Mr. McDermott.

- Based on the performance of the Writing Business Unit in 2022, a special PRSU award granted to Ms. Malkoski in 2022 in connection with her appointment as Business Unit CEO for Writing is expected to pay out at approximately 33% in May 2023.

Compensation Program Objectives.

Objective	Rationale
Motivate Executives to Meet or Exceed Company Performance Goals	A significant portion of an executive's total compensation is directly tied to achieving the Company's performance goals. Each year, the Compensation and Human Capital Committee or the Equity Award Subcommittee thereof, if applicable (the "**Committee**"), sets the performance goals to reflect the Company's current business objectives and strategies.
Reward Individual Performance and Contributions	The individual performance evaluation of each named executive officer, together with the executive's contribution to Company performance, generally affects most aspects of each executive's compensation. For example, the Committee typically considers individual performance in determining or recommending an executive's annual salary, which, in turn, impacts the amount of incentive compensation that the executive could have earned for meeting or exceeding annual performance goals under the Bonus Plan. In addition, the Committee considers the individual performance of the CEO when recommending to the independent members of the Board any adjustments to the grant value to equity awards made to the CEO under the LTIP, and the CEO considers the individual performance of his direct reports, when recommending any adjustments to the grant value for equity awards made to such executives under the LTIP or the final payout percentage of Bonus Plan payments.
Link the Financial Interests of Executives and Stockholders	The Committee uses performance-based and time-based restricted stock units ("**RSUs**") and stock options to provide long-term incentive compensation and to link the financial interests of the Company's executives with those of its stockholders. In addition, the named executive officers are subject to stock ownership guidelines that help ensure they retain a significant portion of their vested equity awards.
Attract and Retain the Best Possible Executive Talent	Successful recruitment and retention of talented executives requires the Company to provide competitive compensation opportunities. To do that, the Company obtains information about compensation practices of its relevant competitors for executive talent, and in 2022, the Company used compensation information compiled from a custom comparator group and published survey data in making decisions concerning named executive officer compensation.

Compensation Policies and Practices.

The Committee believes that the compensation program includes key features that align the interests of the named executive officers and the long-term interest of stockholders and are good corporate governance practices.

What We Do	What We Don't Do
➢ Align pay with performance	➢ Provide automatic or guaranteed base salary increases
➢ Cap annual and long-term incentive awards	➢ Re-price or back-date stock options
➢ Require named executive officers and directors to own a meaningful amount of Company stock	➢ Reward executives with little link to performance
➢ Maintain a compensation recoupment policy	➢ Pay dividend equivalents on RSUs prior to vesting
➢ Maintain anti-hedging and anti-pledging policies for executive officers	➢ Provide tax gross ups on golden parachute excise taxes
➢ Balance short-term and long-term incentives	➢ Provide guaranteed incentive payouts over multi-year periods
➢ Use an independent compensation consultant that is engaged by the Committee	➢ Permit directors, executives or other employees to engage in hedging or pledging of our stock
➢ Periodically review and evaluate plans for management development and succession	
➢ Periodically review and update the composition of the compensation peer group, as appropriate	

Determination of Executive Officer Compensation.

Summarized in the table below are roles and responsibilities of the parties that participate in, or have been delegated authority with respect to, the development and administration of the Company's executive compensation program:

Compensation and Human Capital Committee *(or its Equity Award Subcommittee, if applicable)*	➢ Reviews Company performance and approves the payout level of performance awards, if any, for executives
	➢ Reviews and recommends to the independent Board members the CEO's annual compensation, including salary, bonus and long-term incentives
	➢ Approves the annual compensation for all executive officers other than the CEO
	➢ Reviews and sets terms and conditions and performance goals for the Bonus Plan and awards under the LTIP
	➢ Reviews and approves awards under the Bonus Plan, LTIP and other equity-based awards for all executive officers other than the CEO
	➢ Drives consistency, market competitiveness and parity in executive compensation plan design
Independent Board Members	➢ Approve the CEO's annual compensation, including salary, bonus and long- term incentive compensation
Committee Consultant *(FW Cook)*	➢ Assists the Committee in reviewing the effectiveness and competitiveness of the Company's executive compensation programs and policies
	➢ Makes recommendations regarding executive compensation programs consistent with the Company's business needs, pay philosophy, market trends, and the latest legal and regulatory considerations
	➢ Provides market data as background to decisions regarding CEO and senior executive base salary and annual and long-term incentives
	➢ Advises the Committee regarding non-executive director pay levels and executive compensation best practices
	➢ Maintains independence by providing no other services to the Company (the Committee has evaluated its relationship with FW Cook and has determined that no conflict of interest exists with respect to the services FW Cook provides to the Committee)
	➢ Supports the development of a compensation peer group

Chief Executive Officer	➢	Recommends to the Committee, in the case of other executive officers, base salary amounts, equity awards as well as potential adjustments to incentive awards based on individual performance
	➢	Participates in the development of annual Company performance goals under the Bonus Plan

Other Executives	➢	The CEO's management team plays a prominent role in gathering information for, and by participating in meetings of, the Committee
	➢	The CEO works with the Chief Human Resources Officer regarding recommendations on base salary amounts, annual target bonus and equity awards for executives other than the CEO using competitive market data
	➢	The Chief Financial Officer assists in developing recommendations on performance goals and determining whether performance goals were attained by the Company under the Bonus Plan and LTIP

In making compensation decisions, the Committee considers several factors including competitive market data, individual and Company performance, skills, experience, complexity and criticality of role and internal pay equity. The Committee does not use a predetermined formula to make its overall decisions but considers all the above factors. However, in determining the performance-based component of compensation for the Company's named executive officers in 2022, generally including annual incentive and long-term incentive compensation, the Committee tied payment to adjusted earnings per share, adjusted operating cash flow, free cash flow, core sales growth and relative total shareholder return ("**TSR**"). Similar to 2021, the Committee included annual incentive performance goals for operational metrics to emphasize the importance of continuing to execute on the Company's strategic operational objectives. In particular, for 2022, the Committee again utilized performance goals at the corporate and business unit level for the reduction of SKUs, productivity savings under the FUEL Initiative and weighted forecast accuracy. Such performance goals are intended to align the majority of each named executive officer's compensation with stockholders' interests over the near and long term.

Stockholder Engagement.

We value the views of our stockholders and we believe that building positive relationships with our stockholders is critical to our long-term success. To help Company management and the Board understand and consider the issues that matter most to our stockholders, we periodically engage with our stockholders on a range of topics including executive compensation. We then incorporate this feedback into our executive compensation program when we determine it is appropriate.

Pursuant to Section 14A of the Exchange Act, the Company is required to submit to stockholders a Say on Pay Proposal. The Company currently submits the Say on Pay Proposal annually to stockholders, with a vote being held at the Annual Meeting. See "*Proposal 3—Advisory Resolution to Approve Named Executive Officer Compensation.*" In this year's proxy statement, the Board has also included a proposal for stockholder approval to continue the existing one-year frequency of voting on our Say on Pay Proposal. We continue to believe it is most appropriate to get stockholder feedback on our named executive officer compensation annually.

At the 2022 Annual Meeting of Stockholders, the Say on Pay Proposal was approved by approximately 93% of votes cast, including abstentions. The Committee considered this level of approval to indicate the support of the substantial majority of the Company's stockholders and, accordingly, did not make any changes to its executive compensation programs as a direct result of the vote. During the Fall of 2022, the Company conducted outreach with approximately 51% of stockholders. In this process, the Company solicited feedback on the Company's executive compensation program, as well as governance and sustainability issues. The Company plans to continue to solicit and consider stockholder feedback on its executive compensation program in the coming years.

Custom Comparator Group.

With respect to decisions concerning the compensation of the named executive officers in 2022, the Committee used the custom comparator group consisting of 22 of the 23 companies used in 2021. The custom comparator group data was among the factors considered for setting 2022 LTIP awards. The Committee determined to remove Domtar Corporation from its custom comparator group for purposes of 2022 compensation decisions because of its merger with The Paper Excellence Group in 2021. The Committee considered the remaining companies in the custom comparator group to continue to represent the Company's principal competitors for executive talent and reflect companies of similar size, global presence, business complexity and brand recognition. The following 22 companies were in the Company's custom comparator group for 2022.

2022 Custom Comparator Group

Avery Dennison Corporation	Henkel AG & Company, KGaA
Brother Industries, Ltd	Kimberly-Clark Corporation
The Clorox Company	Koninklijke Philips N.V.
Church & Dwight Co., Inc	Mattel, Inc.
Colgate-Palmolive Company	Reckitt Benckiser Group plc
Coty Inc.	Groupe SEB SA
Dorel Industries Inc.	Societe Bic SA
Electrolux AB	Spectrum Brands Holding, Inc.
Fortune Brands Home & Security, Inc.	Tupperware Brands Corporation
General Mills, Inc.	VF Corporation
Hasbro, Inc.	Whirlpool Corporation

Compensation Survey Data.

The Company periodically obtains information on the compensation practices of companies in both the custom comparator group and general industry and compares the Company's executive compensation components to that data. For 2022, the Company also used compensation information compiled from published compensation surveys, including surveys from Willis Towers Watson and Mercer. These surveys provide a larger pool of data for a more statistically relevant comparison of compensation levels and pay practices.

In 2022, the Company used competitive practice, peer company and survey information as a reference for decisions regarding:

- the mix of executive compensation that is annual and long-term;

- the portion of total compensation that is equity or cash;

- levels of total direct compensation, both the total and for each element (salary, annual incentive opportunities and long-term incentive opportunities); and

- adjustments to the amount, types and allocation of long term incentive awards granted in 2022.

For purposes of evaluating relative TSR for PRSUs awarded under the LTIP in 2022, the Company uses only the following subset of the custom comparator group:

2022 TSR Comparator Group

Avery Dennison Corporation	Mattel, Inc.
Fortune Brands Home & Security, Inc.*	Societe BIC
Hasbro, Inc.	Spectrum Brands Holdings, Inc.
Henkel AG & Co. KGaA	Tupperware Brands
Kimberly-Clark Corporation	Whirlpool Corporation
Koninklijke Philips N.V.	

* In December 2022, Fortune Brands Home & Security, Inc. entered into a transaction to spin off its Cabinets business creating two independent, publicly traded companies, as a result of which Fortune Brands Home & Security, Inc. will not be part of the TSR Comparator Group used for calculating the final payout percentage of the PRSUs granted in 2022.

For the 2022 PRSUs, the Company established the above subset of durables and consumables companies for measuring relative TSR because these 11 companies are better comparators for TSR measurement and have greater similarities in terms of product portfolio, competition for consumer spend and exposure to cyclicality. The 2022 TSR comparator group was identical to the group used in the 2021 LTIP.

Setting Compensation Opportunity.

Each element of the compensation program complements the others and, together, is intended to achieve the Committee's principal compensation objectives. When decisions about compensation for an executive officer are made, the impact on the total value of all these elements of compensation for the individual is considered. The Committee periodically reviews total direct compensation summary reports, which identify key elements of the compensation paid to or realizable by each executive officer. The Committee uses the summary reports to review the overall pay and benefit levels and provide additional perspective on how the executive compensation program meets the Company's compensation objectives.

For executive officers, the Committee reviews competitive market data and establishes target total direct compensation opportunities based on the following factors: individual performance, breadth of the executive's responsibility, strategic importance of the position, internal pay equity, competitive market data,

the circumstances surrounding the executive's initial hiring or promotion to a position with increased responsibilities and the desire to promote executive retention. The Committee does not apply a formulaic approach to setting individual elements of the named executive officers' compensation or their total compensation amounts.

The 2022 Summary Compensation Table shows the compensation of each named executive officer for the fiscal year ended December 31, 2022.

Mix of Pay.

Target total direct compensation for each of the named executive officers includes the executive's base salary and target bonus opportunity plus the target value of the executive's annual LTIP award. To reinforce the Company's pay for performance philosophy, the independent members of the Board, at the Committee's recommendation, approved a target total direct compensation package for 2022 for Mr. Saligram that was 74% contingent on performance. In addition, in 2022, approximately 66% of target total direct compensation for other named executive officers (on average) was contingent upon performance. As a result, realized compensation fluctuates significantly with the Company's financial results and share price. The Committee believes this approach motivates executives to consider the impact of their decisions on stockholder value.

2022 Target Annual Compensation Mix and "Pay at Risk"



CEO

Performance-Based
LTIP
54%
Annual Bonus
20%
Base Salary
and Time-
Based LTIP
26%

- 74% of annualized target total direct compensation was at risk
- 20% of annualized target total direct compensation was tied to achievement of annual incentive goals, and 54% was tied to achievement of long-term incentive goals

Other NEOs

Performance-Based
LTIP
46%
Annual Bonus
20%
Base Salary
and Time-
Based LTIP
34%

- 66% of annualized target total direct compensation for the other NEOs (on average) was at risk
- 20% of annualized target total direct compensation of the other NEOs (on average) was tied to achievement of annual incentive goals, and 46% was tied to achievement of long-term incentive goals

Performance-Based
Time-Based

Consideration of Individual Performance.

As part of the Company's annual performance evaluation process, the CEO and each named executive officer establish that officer's individual performance objectives for the coming year. These performance objectives are not specifically weighted or otherwise intended to be formulaic, but rather serve as the framework upon which the CEO evaluates the named executive officer's overall performance. The CEO's evaluation of a named executive officer's performance relative to these objectives involves judgment based on the CEO's observations of, and interaction with, the executive throughout the year. No single performance objective is material to the CEO's evaluation of the named executive officer's performance; however, these performance goals, which reinforce alignment of Company and stockholder interests, are critical to the evaluation of each named executive officer. The CEO's evaluation of individual performance is considered when he recommends to the Committee, in the case of other named executive officers, base salary amounts, annual incentive payout amounts and equity grants.

At the beginning of the year, the CEO discusses with the independent members of the Board the CEO's individual performance objectives and priorities. The CEO's performance objectives are not specifically weighted or otherwise intended to be formulaic, but rather serve as the framework upon which the Committee and the full Board evaluate the CEO's performance. The evaluation of the CEO's overall performance relative to these objectives involves a high degree of judgement. No single performance objective is material to the Board's evaluation of the CEO's performance; however, these performance goals, which reinforce alignment of Company and stockholder interests, are critical to the CEO evaluation.

The Committee and Board also may take into consideration the CEO's performance when developing his base salary increase, if any, annual incentive target amounts and long-term incentive grant value, which compensation elements are discussed in more detail below.

Key Elements of Executive Compensation.

<u>Salary</u>.

Salaries are paid to provide a predictable, fixed cost element of compensation to attract and retain qualified executives. Salaries provide executives with a base level of income and are set based on the factors outlined above in *"Setting Compensation Opportunity."*

Named Executive Officer	2022 Base Salary
Ravichandra K. Saligram	$1,400,000
Christopher H. Peterson	$900,000
Bradford R. Turner	$700,000
Kristine K. Malkoski	$625,000
Michael P. McDermott	$625,000

In 2022, Messrs. Saligram, Turner and McDermott and Ms. Malkoski did not receive any increases to their base salaries. Mr. Peterson received a $15,000 base salary increase in February. His base salary rate increased by an additional $50,000, to $900,000, in May, when he was appointed to the role of President of the Company, in addition to his continuing role as Chief Financial Officer.

Annual Incentive Compensation.

The Company believes that the opportunity to earn annual cash incentives for each named executive officer serves the Company's goals to:

- motivate each of them to achieve Company performance goals and enhance stockholder value; and

- allow the Company to retain their services because it provides each of them with the opportunity to receive a competitive cash incentive payment.

In February 2022, the Committee adopted annual incentive targets and performance goals for 2022 awards to be made under the Bonus Plan. The Committee revised Ms. Malkoski's performance goals in May 2022 to reflect her appointment as Business Unit CEO, Writing. The annual incentive program under the Bonus Plan is designed to reward annual performance that supports our business objectives and strategy. A cash incentive payout, measured as a percentage of the executive's earned base salary, is paid based on the extent to which the performance goals are achieved.

Below is a description of each set of performance goals for the named executive officers and the rationale for using each in 2022.

Metric	Rationale
Adjusted EPS	Incent profitable growth
Adjusted Operating Income	Incent profitable growth
Adjusted Operating Cash Flow	Drive cash flow generation
Adjusted Gross Margin	Drive profits
Core Sales Growth	Drive core sales growth
FUEL Productivity Improvements	Drive savings through operational improvements
Total SKUs Reduced	Reduce complexity
Weighted Forecast Accuracy	Improve customer service and operating efficiency

Performance Goals.

Listed below are the 2022 corporate performance goals (the "**Corporate Performance Goals**") and their relative weight for Messrs. Saligram, Peterson and Turner:

Corporate Performance Goals

Component	Metric	Weighting
Corporate Financial Metrics (75%)(1)	Adjusted Earnings Per Share	25%
	Adjusted Operating Cash Flow	25%
	Core Sales Growth	25%
Corporate Operating Metrics (25%)	FUEL Productivity Improvements(2)	9%
	Total SKUs Reduced(3)	8%
	Weighted Forecast Accuracy(4)	8%

(1) Adjusted earnings per share is the Company's reported earnings per share, excluding the impact of charges which the Company normalizes for public reporting. Adjusted operating cash flow is publicly reported operating cash flow, excluding the impact of cash costs related to the extinguishment of debt, debt and equity related financing costs, cash expenditures and tax payments associated with the acquisition or divestiture of a business unit or line of business, and other unanticipated, extraordinary, non-budgeted cash expenditures as determined by the Committee. Adjusted operating cash flow includes disposal proceeds for ordinary course and restructuring related asset sales. Core sales growth is calculated on the same basis as the Company's publicly reported metric and excludes the impact of acquisitions, divestitures, currency changes, retail store openings and closings, and those market and business exits and other items excluded from the Company's publicly reported core sales growth.

(2) The FUEL Initiative refers to savings commitments made as part of a Company-wide program focused on margin enhancement. FUEL productivity savings were based on year over year savings that are directly related to a project, activity, or systemic improvement.

(3) Total SKUs Reduced is defined as the reduction in the count of both active SKUs and SKUs which are obsolete but continue to carry inventory. A count of total SKUs at the end of 2021 is compared to a final count as of the end of 2022 to determine the reduction. SKU calculations exclude Technical Apparel SKUs and auxiliary SKUs for the Yankee Candle flagship store.

(4) Weighted Forecast Accuracy measures the demand forecasted (60 days prior) versus actual demand realized in each month during the 2022 bonus period in the form of orders and shipments to the customer. The forecasted and actual demand for a given month are averaged, and the error percentage is equal to the percentage by which each of the forecast and actual demand deviate from such average. Weighted Forecast Accuracy is weighted based on dollar volume and expressed as a percentage, equal to 100% minus the error percentage. In 2022, the calculation of WFA for the total Company and the Writing, Food and Commercial Business Units excludes the impact of the months of July and August due to ordering delays associated with the first go-live date for Project Ovid.

(5) Corporate Operations Goals for 2022 excluded the Connected Home & Security business, which was divested March 31, 2022.

To emphasize the importance of continuing to execute on the Company's strategic operational objectives, the Committee continued to include operational performance goals, at the corporate and business unit levels, for the reduction of total SKUs (collectively, the "**SKU Reduction Goals**"), weighted forecast accuracy and savings goals under the FUEL Initiative (the "**FUEL Productivity Improvements**" and, collectively with the weighted forecast accuracy and SKU Reduction Goals, the "**Operations Goals**"). Each of the NEOs had a component of their payout tied to the achievement of Operations Goals.

Performance Goals for Ms. Malkoski (1)

Ms. Malkoski took on the role of Business Unit CEO, Writing in April 2022, while maintaining her existing responsibility for the Food Business Unit and oversight of the Home Fragrance Business Unit on an interim basis. To reflect the division of her responsibilities, under the Bonus Plan for 2022, Ms. Malkoski's annual incentive opportunity was weighted at 50% based on achievement against the Corporate Performance Goals and 50% based on achievement against targets set at the business unit level for adjusted operating income, adjusted gross margin, core sales growth and operational goals related to FUEL productivity improvements, SKU reduction and WFA (collectively, the "**BU Performance Goals**"), in each case with respect to the Food (55%), Writing (40%) and Home Fragrance Business Units (5%), as shown below:

Component	Metric	Weighting within Component	Total Calculation Weighting
Food Financial Metrics	Adjusted Operating Income (13.75%) Adjusted Gross Margin (13.75%) Core Sales Growth (13.75%)	41.25%	50%
Food Operating Metrics	FUEL Productivity Improvements (4.95%) Total SKUs Reduced (4.4%) Weighted Forecast Accuracy (4.4%)	13.75%	
Writing Financial Metrics	Adjusted Operating Income (10%) Adjusted Gross Margin (10%) Core Sales Growth (10%)	30%	
Writing Operating Metrics	FUEL Productivity Improvements (3.6%) Total SKUs Reduced (3.2%) Weighted Forecast Accuracy (3.2%)	10%	
Home Fragrance Financial Metrics	Adjusted Operating Income (1.25%) Adjusted Gross Margin (1.25%) Core Sales Growth (1.25%)	3.75%	
Home Fragrance Operating Metrics	FUEL Productivity Improvements (0.45%) Total SKUs Reduced (0.4%) Weighted Forecast Accuracy (0.4%)	1.25%	
Corporate Performance Goals	See Corporate Performance Goals Table Above	See Corporate Performance Goals Table Above	50%

(1)   Business unit adjusted operating income is direct operating income for a business unit, calculated using budgeted foreign exchange rates and excluding corporate allocations and items excluded from the Company's adjusted earnings per share calculation. For the Writing Business Unit, adjusted operating income for 2022 includes a positive adjustment to reflect the loss of budgeted operating income associated with a market exit during the year, which exit was not planned at the time targets were established. Business unit adjusted gross margin is the business unit's gross margin percentage, calculated using budgeted foreign exchange rates, and excluding items excluded from the Adjusted EPS calculation, as further detailed above. Foreign currency transaction gains or losses are included in the calculation of business unit adjusted operating income and adjusted gross margin. Business unit core sales growth is calculated in the same manner as the corresponding corporate metrics, except that the business unit metrics are calculated using budgeted foreign exchange rates.

Performance Goals for Mr. McDermott (1)

Under the Bonus Plan performance goals for 2022 applicable to Mr. McDermott, the annual incentive opportunity was weighted at 50% based on Business Unit Performance Goals for the Commercial Business Unit, and 50% based on the Corporate Performance Goals, as shown below:

Component	Metric	Weighting within Component	Total Calculation Weighting
Commercial Financial Metrics	Adjusted Operating Income 25% Adjusted Gross Margin 25% Core Sales Growth 25%	75%	50%
Commercial Operating Metrics	FUEL Productivity Improvements 9% Total SKUs Reduced 8% Weighted Forecast Accuracy 8%	25%	
Corporate Performance Goals	See Corporate Performance Goals Table Above	See Corporate Performance Goals Table Above	50%

(1)   Business unit adjusted operating income, adjusted gross margin and core sales growth are defined in the footnote to the preceding table

In setting the 2022 performance targets, the Committee considered actual 2021 performance and factored in various business impacts and expected headwinds. The 2022 adjusted earnings per share and adjusted operating cash flow targets both represented increases relative to 2021 actual results. The 2022 corporate target for core sales growth was set lower than the level of actual performance in 2021, reflecting management's expectations for the normalization of demand versus elevated levels of demand in 2021, particularly in the Food, Home Appliances, Home Fragrance, Baby and Outdoor and Recreation Business Units. Additionally, SKU reduction and the FUEL program are multi-year initiatives to drive productivity and improve efficiency. The 2022 Corporate Performance Goals with respect to Total SKUs Reduced reflected reduced opportunities due to lower SKU counts as of the beginning of the new performance period. The 2022 Corporate Performance Goals with respect to the FUEL Productivity Improvements reflected the impact of anticipated inflationary pressure in 2022. The 2022 corporate target for WFA reflected an increase relative to 2021 actual performance.

The 2022 performance targets and actual performance against these targets for the named executive officers are summarized below.

2022 Bonus Targets and Actual Performance

Goal Category	Target for Payout at 100%	Minimum Threshold for Payout	Performance for Maximum Payout(1)	Actual Performance
Corporate Financial Metrics				
Adjusted Earnings Per Share	$1.97	>$1.81	$2.13	$1.57
Adjusted Operating Cash Flow	$900 million	>$750 million	$1.05 billion	$(203) million
Core Sales Growth	2.5%	>0%	5%	(3.4)%
Corporate Operating Metrics (2)				
FUEL Productivity Improvements	$189.5 million	>$142.3 million	$237.3 million	$196 million
Total SKUs Reduced	7,327	>0	11,082	7,331
Weighted Forecast Accuracy	42%	>38%	46%	42%
Food Business Unit Performance Goals *(Ms. Malkoski)*				
Adjusted Operating Income	$305.1 million	>$271.7 million	$338.7 million	$230 million
Adjusted Gross Margin	32.4%	>30.4%	34.4%	29%
Core Sales Growth	6.3%	>3.4%	9.4%	(3.7)%
FUEL Productivity Improvements	$28 million	>$20.4 million	$34.0 million	$24 million
Total SKUs Reduced	368	>0	560	1,703
Weighted Forecast Accuracy	52%	>48%	57%	37.9%
Writing Business Unit Performance Goals *(Ms. Malkoski)*				
Adjusted Operating Income	$615.6 million	>$583.7 million	$683.7 million	$606 million
Adjusted Gross Margin	49.9%	>47.9%	51.9%	49%
Core Sales Growth	4.9%	>2.4%	10.9%	3.1%
FUEL Productivity Improvements	$35.0 million	>$25.5 million	$42.5 million	$29 million
Total SKUs Reduced	797	>0	1,397	1,137
Weighted Forecast Accuracy	48%	>44%	53%	47.4%
Home Fragrance Business Unit Performance Goals *(Ms. Malkoski)*				
Adjusted Operating Income	$216.8 million	>$189.3 million	$244.3 million	$75 million
Adjusted Gross Margin	40.7%	>38.7%	42.7%	33.6%
Core Sales Growth	5.9%	>2.9%	8.9%	(14.4)%
FUEL Productivity Improvements	$26.5 million	>$19.3 million	$32.2 million	$30 million
Total SKUs Reduced	1,948	>0	2,704	2,048
Weighted Forecast Accuracy	46%	>40%	53%	32.5%

Goal Category	Target for Payout at 100%	Minimum Threshold for Payout	Performance for Maximum Payout(1)	Actual Performance
Commercial Business Unit Performance Goals				
(Mr. McDermott)				
Adjusted Operating Income	$268.3 million	>$215.3 million	$300.3 million	$198 million
Adjusted Gross Margin	28.9%	>25.9%	31.9%	23.5%
Core Sales Growth	2.9%	>(0.2)%	5.8%	4.9%
FUEL Productivity Improvements	$42.5 million	>$31 million	$51.6 million	$46 million
Total SKUs Reduced	862	>0	1,604	919
Weighted Forecast Accuracy	56%	>52%	61%	58.9%

(1)   Maximum payout percentage for Operations Goals was 150%, and maximum payout percentage for the financial metrics was 200%

(2)   The Corporate operations metrics exclude the impact of the Connected Home & Security business that was sold in March 2022

If a performance goal is met at the target level, as determined by the Committee, the target amount is paid for that goal. Performance above the target results in payment of a higher percentage of salary up to the pre-established cap. Performance below the target results in a lower bonus payment for that goal if a minimum threshold is met, or no payment if the minimum threshold is not met.

Actual Payouts Under Bonus Program.

Actual performance as compared to the targets for the Corporate Performance Goals and Business Unit Performance Goals is shown in the table above titled *"2022 Bonus Targets and Actual Performance."*

In 2022, actual performance on the Corporate Performance Goals resulted in a 26% payout under the Bonus Plan for Messrs. Saligram, Peterson and Turner.

Actual payout percentages applicable to Mr. McDermott and Ms. Malkoski under the Bonus Plan for 2022, expressed as a percentage of target payout, are shown in the tables below.

2022 Business Unit Payout Percentages

NEO	Business Unit	BU Performance Goals Payout %	Corporate Performance Goals Payout %	Payout Calculation %
Kristine K. Malkoski	Food	16%	—	—
	Writing	55%	26%	29%
	Home Fragrance	20%	—	—
Total		32%	26%	29%
Michael P. McDermott	Commercial	72%	26%	49%

As noted above due to her various responsibilities in 2022, Ms. Malkoski's payout under the BU Performance Goals was based 55% on the payout for the Food Business Unit, 40% on the payout for the Writing Business Unit and 5% on the payout for the Home Fragrance Business Unit. Total performance against the Business Unit Performance Goals for Ms. Malkoski, based on the weighting and the Business Unit payouts described above, resulted in a 32% payout which, together with the 26% payout measured against the Corporate Performance Goals, yielded a 29% total payout calculation for Ms. Malkoski. For Mr. McDermott, the Commercial Business Unit's performance relative to the applicable Business Unit Performance Goals resulted in a 72% payout which, together with the 26% payout measured against the Corporate Performance Goals, yielded a 49% total payout calculation for Mr. McDermott.

The table below shows actual bonus payouts for 2022 to the named executive officers and 2022 target payouts as a percentage of their earned base salaries.

Name	2022 Actual Bonus Payment	Target as % of Earned Base Salary	Actual Earned in 2022 as % of Target
Ravichandra K. Saligram	$582,400	160%	26%
Christopher H. Peterson	$274,625	120%	26%
Bradford R. Turner	$182,000	100%	26%
Kristine K. Malkoski	$117,813	65%	29%
Michael P. McDermott	$199,063	65%	49%

Additional information appears in the "*Estimated Possible Payouts Under Non-Equity Incentive Plan Awards*" columns of the "*2022 Grants of Plan-Based Awards*" table.

Mr. Saligram received an increase in target annual incentive percentage from 150% to 160% in 2022 to reflect the Board's evaluation of his and the Company's performance in 2021 and to continue to align his compensation with respect to market and peer companies. None of the other named executive officers received target annual incentive percentage increases in 2022. There were no discretionary adjustments to any named executive officer's annual bonus payout for 2022, other than the exclusion of the months of July and August from the weighted forecast accuracy calculation, which affected all the named executive officers, and the adjustment to Writing Business Unit adjusted operating income due to a market exit, which applied to Ms. Malkoski, in each case as described above. Such adjustments did not have a total impact on payout of more than two percent for any named executive officer.

Long-Term Incentive Compensation.

Until May 2022, long-term incentive awards were granted pursuant to the Newell Rubbermaid Inc. 2013 Incentive Plan (as amended, the "**2013 Incentive Plan**"). After the adoption by stockholders on May 5, 2022 of the Newell Brands Inc. 2022 Incentive Plan (the "**2022 Incentive Plan**"), the Company began granting long term incentive awards under the 2022 Incentive Plan. Long term incentive awards are designed to motivate executives to increase stockholder value over the long term and align the interests of executives with those of stockholders. Under the annual LTIP, the Committee sets a target award value for RSUs and stock options, as applicable, to be granted to each executive officer based on the breadth of the executive's responsibility, strategic importance of the position, competitive data and internal pay equity.

When setting the CEO's equity compensation, the independent members of the Board determine the CEO's LTIP grant value based upon the Committee's recommendation, the Board's evaluation of the CEO's performance and other relevant factors. In 2022, the independent members of the Board, on recommendation from the Committee, increased Mr. Saligram's LTIP target award value from $6,500,000 to $7,400,000 to reflect the Board's evaluation of his and the Company's performance in 2021 and to continue to align his compensation with respect to the market and peer companies.

Similarly, the CEO's recommendation to the Committee for the other named executive officers may include an adjustment to the target LTIP opportunity based upon the CEO's evaluation of the named executive officer's performance or other factors deemed relevant by the Committee. Award values to Messrs. Peterson, Turner and McDermott and Ms. Malkoski for 2022 were set in accordance with annual targets in their offer letters, with positive adjustments of $50,000 for Mr. Turner and $70,000 for each of Ms. Malkoski and Mr. McDermott, reflecting the Committee's evaluation of their performance in 2021. Despite these adjustments, total LTIP grant values in 2022 decreased for each of these individuals versus the prior year, as 2021 grant values reflected an increase relative to annual targets in recognition of the executives' and the Company's performance in 2020 during the COVID-19 pandemic.

In May 2022, the Company promoted Mr. Peterson to the role of President, in addition to his ongoing role as Chief Financial Officer. In connection with his appointment as President, Mr. Peterson received an equity award under the 2022 Incentive Plan having a target value of $500,000, consisting of the same relative mix of PRSUs, stock options and TRSUs awards and on the same terms and conditions, including vesting periods and performance criteria, that apply to awards under the 2022 LTIP generally ("**Mr. Peterson's May 2022 Award**"). Mr. Peterson's total in the *2022 LTIP Awards* table below includes Mr. Peterson's May 2022 Award.

2022 LTIP Awards.

The annual LTIP target values, PRSU grants, stock option awards and time-based RSU ("**TRSU**") grants for each of the named executive officers in 2022 were as follows:

Name	LTIP Award Value at Target ($)	LTIP PRSUs	LTIP Stock Options	LTIP TRSUs
Mr. Saligram	$7,400,000	143,078	429,234	57,231
Mr. Peterson	$3,687,500	72,695	218,089	29,077
Mr. Turner	$1,800,000	34,802	104,408	13,921
Ms. Malkoski	$ 851,250	16,458	49,376	6,583
Mr. McDermott	$ 851,250	16,458	49,376	6,583

The Committee (or in the case of the CEO, the independent members of the Board) maintained the same mix of long-term incentive compensation in 2022 as in 2021. The majority of the awards were comprised of PRSUs and stock options as mechanisms to link named executive officer compensation to Company performance, while a portion of the annual LTIP award was comprised of TRSUs in order to provide a more balanced risk profile for the total long term incentive program, create a baseline of equity participation and promote retention of key executives. For each of the named executive officers, 50% of the target value of the 2022 annual LTIP grant was provided in PRSUs, 30% of the target value was provided in stock options, and 20% of the target value was provided in TRSUs. The PRSUs granted to the named executive officers under the 2022 LTIP vest on the third anniversary of the date of grant, subject to continuous employment and the Company's performance relative to free cash flow and core sales growth targets over a three year period, as modified by the Company's relative TSR performance during the period, as described below. The stock options granted to the named executive officers under the LTIP vest ratably in one-third increments on each of the first, second and third anniversaries of the grant date, subject to continuous employment, and expire on the tenth anniversary of the grant date. The TRSUs granted to the named executive officers under the LTIP vest on the third anniversary of the date of grant subject to continuous employment with the Company.

For each of the named executive officers, the exercise price per share of the stock options granted in 2022 (other than for Mr. Peterson's May 2022 Award) equals $25.86 (the closing price of a share of the Company's common stock on the grant date of February 18, 2022). The number of PRSUs and TRSUs granted (other than for Mr. Peterson's May 2022 Award) was derived based on the closing price of the Company's common stock on the grant date of February 18, 2022 ($25.86), and each stock option was assigned a value equal to 20% of the value of one share of the Company's common stock as of the February 18, 2022 grant date, derived from the Company's Black-Scholes calculation. For Mr. Peterson's May 2022 Award, the exercise price per share of the stock options equals $22.59 (the closing price of a share of the Company's common stock on the grant date of May 5, 2022). The number of PRSUs and TRSUs included in Mr. Peterson's May 2022 Award was derived based on the closing stock price of the

Company's common stock on the May 5, 2022 grant date ($22.59), and each stock option was assigned a value equal to 20% of the value of one share of the Company's common stock as of the May 5, 2022 grant date, derived from the Company's Black-Scholes calculation.

The PRSUs awarded may vest from 0% to 200% depending upon achievement of equally weighted performance goals for free cash flow* and annual core sales growth**. Free cash flow performance will be measured on a cumulative basis over a three-year performance period between January 1, 2022 and December 31, 2024. With respect to annual core sales growth, the total payout percentage applicable to the three-year performance period between January 1, 2022 and December 31, 2024 was set as the average of annual payout percentages over a three-year performance period.

Following the determination of the extent to which the Company has achieved its performance goals, a positive or negative adjustment to the payout will be made based upon a comparison of the Company's TSR relative to a pre-determined set of comparator group companies listed above in the section titled *"Compensation Survey Data"* (the "**TSR Comparator Group**") for the three-year performance period. If the Company's ranking is in the bottom quartile of the TSR Comparator Group (including the Company) at the end of the performance period, the payout percentage will be multiplied by 90% to determine the total payout percentage of the award, and the total payout percentage for the award will be no higher than target (100%), even if the calculation results in a higher payout. If the Company's ranking is in the top quartile of the TSR Comparator Group (including the Company) at the end of the performance period, the payout percentage will be multiplied by 110%. For a ranking in the second or third quartile, no TSR-related adjustment will be made. The total payout percentage for the award will not exceed 200% of the target.

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* For the purposes of the 2022 LTIP and the 2020 LTIP described below, "free cash flow" was defined as operating cash flow for the total Company, less capital expenditures, excluding: the impact of all cash costs related to the extinguishment of debt; debt and equity related financing costs; cash tax payments associated with the sale of a business unit or line of business; cash expenditures associated with the acquisition or divestiture of business units or lines of business; and other significant cash costs that have had or are likely to have a significant impact on free cash flow for the period in which the item is recognized, are not indicative of the Company's core operating results and affect the comparability of underlying results from period to period, as determined by the Committee. As approved by the Committee, the calculation of free cash flow for purposes of the 2020 LTIP excluded the impact of unforecasted costs associated with certain legal proceedings and capital expenditures associated with Project Ovid, which project had not commenced at the time targets were set. Free cash flow includes disposal proceeds for ordinary course and restructuring related asset sales.

** "Annual core sales growth" for purposes of both the 2022 LTIP and 2020 LTIP is defined as the Company's core sales growth performance calculated over each year of the three-year performance period, with each of the three annual Core Sales performance rates measured against the Core Sales for the respective preceding fiscal year. Core Sales calculations exclude the impact of discontinued operations, currency changes, acquisitions and divestitures, retail store openings and closures and other items excluded from the Company's publicly reported core sales growth.

We do not disclose the specific, forward-looking financial goals that we established for PRSUs granted in 2022 in this proxy statement because (1) these goals relate to executive compensation to be earned and/or paid in future years and do not affect a fair understanding of the named executive officers' compensation for 2022, and (2) we believe that disclosure of such goals while the applicable performance period is ongoing would cause us competitive harm. However, we expect to disclose such goals in future proxy statements once the applicable performance periods have ended as part of our discussion and analysis about the amounts earned by the named executive officers under these awards. In setting the applicable target levels, the Committee considered how achievement of the performance goals could be impacted by events expected to occur in the coming years, and how likely it will be for the Company to achieve the goals. We believe that (where applicable) the threshold goals have been established at levels that should be appropriately difficult to attain, and that the target goals will require considerable and increasing collective effort on the part of our employees, including our named executive officers, to achieve.

Prior Year LTIP Awards.

For PRSUs granted pursuant to the LTIP in 2020, the performance metrics were based 50% on the Company's annual core sales growth and 50% on cumulative free cash flow over a three-year performance period between January 1, 2020 and December 31, 2022, as modified by the Company's relative TSR performance during the period, as described below.

Originally, the total payout percentage applicable to annual core sales growth was set as the equally weighted average of three annual payout percentages. However, in August 2020, the Committee approved the following revised weighting of the three annual payout percentages for calculating the annual core sales growth payout to reflect the possibility of a disproportionate impact on core sales growth due to the coronavirus pandemic in 2020: 20% for 2020, 40% for 2021 and 40% 2022. The targets were as follows:

Year	Threshold (0% payout)	Target (100% payout)	Maximum (200% payout)
2020	-4.0%	-1.0%	2.0%
2021	-2.0%	1.0%	4.0%
2022	-1.5%	1.5%	4.5%

The remaining 50% of the performance metrics were based on the Company's cumulative free cash flow over the three-year performance period, with payout ranging from 0% to 200% depending on the Company's performance on this metric. Free cash flow targets were set initially in February 2020, as follows:

Payout Level	Cumulative Free Cash Flow over Performance Period	Payout Percentage
Threshold	$1.9 billion	0%
	$2.1 billion	50%
Target	$2.3 billion	100%
	$2.5 billion	150%
Maximum	$2.7 billion	200%

As required by the terms of the 2020 LTIP and underlying RSU award agreements, these free cash flow targets were reduced by approximately $30 million in connection with the Company's divestiture of businesses during the performance period to exclude the estimated results of divested businesses for the period following divestiture and to reflect the impact of unabsorbed overhead following the divestiture, net of transition service fee recovery, as well as the impact of any use of net proceeds for debt repayment.

Following the determination of the extent to which the Company achieved its performance goals, a positive or negative adjustment to the payout was to be made based upon a comparison of the Company's TSR relative to a pre-determined set of comparator group companies listed below (the "**2020 TSR**

58

Comparator Group") for the three-year performance period. If the Company's ranking was in the bottom quartile of the TSR Comparator Group (including the Company) at the end of the performance period, the payout percentage would be multiplied by 75% to determine the total payout percentage of the award, and the total payout percentage for the award would be no higher than target (100%), even if the calculation resulted in a higher payout. If the Company's ranking was in the top quartile of the TSR Comparator Group (including the Company) at the end of the performance period, the payout percentage would be multiplied by 125%. For a ranking in the second or third quartile, no TSR-related adjustment would be made. The total payout percentage for the award was capped at 200% of the target.

The 2020 TSR Comparator Group* was as follows:

Avery Dennison Corporation	Mattel, Inc.
Dorel Industries, Inc.	Societe Bic SA
Hasbro, Inc.	Spectrum Brands Holdings, Inc.
Henkel AG & Co. KGaA	Tupperware Brands
Kimberly-Clark Corporation	Whirlpool Corporation
Koninklijke Philips N.V.	

* Fortune Brands Home & Security, Inc. was originally included in the TSR Comparator Group and subsequently removed in December 2022 due to the spin-off transaction described above in the section "*2022 TSR Comparator Group*".

The Company's performance against the 2020 LTIP PRSU metrics, as calculated under the LTIP for the performance period beginning in January 2020 and ending December 31, 2022, is summarized below:

2020 LTIP Performance Metrics

Performance Goals	Weight	Year	Target for Payout at 100%	Minimum Threshold for Payout	Performance for Maximum Payout (200%)	Actual Performance
Annual Core Sales Growth	10%	2020	(1)%	>(4)%	2%	(1.1)%
	20%	2021	1%	>(2)%	4%	12.5%
	20%	2022	1.5%	>(1.5)%	4.5%	(3.4)%
Free Cash Flow	50%	2020-2022	$2.3 billion	>$1.9 billion	$2.7 billion	$1.4 billion

Based on the Company's free cash flow performance of approximately $1.4 billion, and annual core sales growth of (1.1)% for 2020, 12.3% for 2021 and (3.4)% for 2022, the PRSUs granted in 2020 under the LTIP to the named executive officers vested at 49.75% in February 2023. The ultimate payout under these awards was only slightly impacted by the adjustment to the relative weighting of the three annual core sales growth payouts described above, as the total annual core sales growth payout under the original, equal weighting percentages for the three annual periods would have been 99.3% instead of 99.5%. The ultimate payout level under these awards was not affected by the adjustments to free cash flow targets described above, as the Company would have realized a 0% payout under either the original or the adjusted targets.

The Company's relative TSR for the three-year performance period placed it 8th of 12 TSR comparators, including the Company, resulting in no TSR adjustment to the total payout level under the 2020 LTIP PRSU awards.

Holders of RSUs, including LTIP awards and any special awards described below, do not receive dividend equivalents at the time dividends are paid. Rather, all such dividend equivalents will be accrued and paid only at the time and to the extent that the RSUs actually vest.

In addition to the annual grants under the LTIP, from time to time, RSUs and stock options may be granted to named executive officers in circumstances such as a promotion, new hire, or for retention purposes. Please see the subsections below titled "*Ms. Malkoski's Special Award*" and the section titled *"Prior Year Special Awards"* for further information.

Compensation Arrangements and Other Awards.

Mr. Saligram's Compensation Arrangement.

In 2019, as inducement to join the Company and in connection with his appointment as President and CEO, Mr. Saligram and the Company entered into the compensation arrangement set forth in his offer letter (the "**CEO Offer Letter**"), pursuant to which Mr. Saligram was entitled to receive the following compensation and benefits:

- An annual base salary of $1.4 million and target bonus opportunity of 150% of base salary (with a maximum bonus payout of 300% of annual base salary) under the Bonus Plan. His target bonus opportunity was increased to 160% (and his maximum opportunity to 320%) of base salary in 2022;

- A cash sign-on bonus of $600,000, which was paid in 2019;

- A sign-on stock option award covering 1,333,333 shares, that was granted on his start date with the Company and generally expires on the tenth anniversary of the grant date, subject to continued employment with the Company, and has an exercise price equal to the closing market price of the Company's common stock on the grant date (the "**Employment Transition Award**"). Vesting of the Employment Transition Award was subject to a performance condition stating that, during a 30-day period between the date that was eighteen calendar months following the grant date and the third anniversary of the grant date of the Employment Transition Award, the average of the Company's closing stock price must exceed 125% of the closing stock price on July 29, 2019;

- An annual LTIP award, commencing in 2020, with a target value of $5,000,000, which was increased to $6,500,000 in 2021 and to $7,400,000 in 2022 and decreased to $3,083,333 in 2023, reflecting his upcoming retirement in May 2023; and

- Participation in the Company's U.S. benefits program, the Company's Supplemental Employee Savings Plan and its Flexible Perquisites Program, under which Mr. Saligram receives an annual cash allowance of $36,000 per year that may be used for such items as the purchase or lease of a personal automobile and related insurance, automobile maintenance, income tax preparation services, estate planning services and financial planning services.

Vesting of the Employment Transition Award occurred ratably upon the eighteen-month, two year and three-year anniversaries in April 2021, October 2021 and October 2022, respectively, because the applicable performance condition was achieved and certified by the Committee.

If Mr. Saligram retires from the Company, or is terminated involuntarily without Good Cause (as defined in the applicable award agreement), in either case after three years of continuous employment with the Company, he will be entitled under the CEO Offer Letter to receive (subject to his execution of a separation agreement and general release) (i) a partial pro-rated bonus under the Bonus Plan for the year of termination based upon the number of days worked in the year of termination, on the basis of actual corporate performance levels as determined by the Board; (ii) continued vesting of previously granted RSU and stock option awards (subject to the satisfaction of any applicable performance conditions); and (iii) a three year period following termination or vesting (whichever is later), not to exceed the remaining term of the option, during which his options will remain exercisable.

Mr. Saligram formerly participated in the Newell Brands Executive Severance Plan (the "**Severance Plan**") and was entitled to the severance benefits described therein. Pursuant to the terms of the CEO Offer Letter, Mr. Saligram's participation in the Severance Plan ended after three years of continuous employment with the Company in October 2022 (subject to a 90-day notice requirement for termination without cause thereafter).

Mr. Saligram's Retirement Arrangement.

In connection with Mr. Saligram's upcoming retirement from the Company on May 16, 2023 (the "**Effective Date**"), the Company and Mr. Saligram have entered into a Retirement Agreement and General Release dated February 8, 2023 (the "**Retirement Agreement**"), as filed with the SEC on a Current Report on Form 8-K dated February 10, 2023. Pursuant to the Retirement Agreement, Mr. Saligram will receive upon his retirement certain benefits previously specified in his CEO Offer Letter and his outstanding equity-based awards issued by the Company. The Retirement Agreement entitles Mr. Saligram to, among other things, (1) an annual bonus for 2023 under the Bonus Plan, prorated by a fraction, the numerator of which is the number of days in fiscal year 2023 through the Effective Date and the denominator of which is three hundred sixty-five (365), payable in March 2024 (on the basis of actual corporate performance and subject to any adjustments or modifiers based on Company performance under the terms of the Bonus Plan), (2) continued vesting in full of each of his Company stock options that are outstanding on the Effective Date, as provided in the applicable award agreement (without regard to any continuous employment requirements), and (3) continued vesting in full of each of his RSUs that are unvested as of the Effective Date, as provided the applicable award agreements (subject to any applicable performance criteria and without regard to continuous employment requirements). Each of Mr. Saligram's stock options granted in 2019-2021 will remain exercisable for three years from the later of the Effective Date and the applicable vesting date in accordance with the award terms. His stock options granted in 2022 will remain exercisable until the fifth anniversary of the Effective Date in accordance with the award terms. Mr. Saligram has also agreed to a customary release and restrictive covenants.

Mr. Peterson's CEO Offer Letter.

In connection with his appointment as President and CEO, which will be effective as of the Effective Date, Mr. Peterson and the Company entered into an offer letter dated February 9, 2023 (the "**Peterson CEO Offer Letter**"), as filed with the SEC on a Current Report on Form 8-K dated February 10, 2023. Pursuant to the Peterson CEO Offer Letter, Mr. Peterson will be entitled to receive the following compensation: (1) an annual salary of $1.3 million commencing on the Effective Date; (2) a target bonus percentage of 150% under the Bonus Plan commencing on the Effective Date; (3) an annual equity-based award with a target value of $7.5 million commencing in 2024; and (4) other benefits, as described in the CEO Offer Letter. For 2023, pursuant to the Peterson CEO Offer Letter, Mr. Peterson received an equity award in February under the LTIP with a value of $3,687,500, based on his current role with the Company, and will receive an Employment Transition Award on the Effective Date, consisting of 50% PRSUs and 50%

TRSUs, with a target value of $3,812,500 and on the same terms and conditions as awards granted under the LTIP for 2023.

As specified in the Peterson CEO Offer Letter, Mr. Peterson will continue to participate in the Newell Brands Inc. Severance Plan, as the same may be amended from time to time (provided, however, that any subsequent amendment to the Severance Plan shall be null and void with respect to Mr. Peterson if it reduces compensation and benefits under the Severance Plan compared to the compensation and benefits available under the Severance Plan on the date of the offer letter). Mr. Peterson and the Company agreed that the provisions of that prior letter agreement dated as of February 9, 2022 regarding Mr. Peterson's participation in the Severance Plan (the "**2022 Letter Agreement**") are terminated in full.

In addition, the Peterson CEO Offer Letter provides that Mr. Peterson's equity-based awards granted by the Company after the date of the Peterson CEO Offer Letter will provide for the following benefits should he elect to retire under the Company's retirement criteria now in effect (i.e., attainment of age 60, or age 55 with 10 years of service) or otherwise be involuntarily terminated (other than a termination by the Company for Good Cause, as defined in the Severance Plan): (i) continued vesting of all outstanding RSUs and stock options without regard to any requirement for continuous employment, but subject to any applicable performance criteria, and (ii) survival of any stock option awards for a period of five years following the later of the date of termination or vesting date, not to exceed the remaining term of the option. Furthermore, in the event of a retirement contemplated above, he will also be entitled to receive his management bonus for the fiscal year in which the retirement occurs, prorated by a fraction, the numerator of which is the number of days in the fiscal year in which the termination occurs through the date of termination and the denominator of which is three hundred sixty-five (365). This partial bonus payment will not be subject to any individual performance modifier but will be paid out on the basis of actual corporate performance levels and will be subject to any adjustments or modifiers based on the Company's performance under the terms of the Bonus Plan. This partial bonus will be paid at the same time as management bonuses are paid to active Company employees. Mr. Peterson will be required to execute a separation agreement and general release in order to receive such retirement or termination benefits.

Ms. Malkoski's Special Award.

In recognition of Ms. Malkoski's taking on leadership responsibilities for the Writing Business Unit in April 2022 (in addition to maintaining interim responsibility for and oversight of the Food and Home Fragrance Business Units), the Committee voted to approve a special award consisting of a cash bonus and an equity award under the 2022 Incentive Plan. In May 2022, the Committee awarded Ms. Malkoski a one-time cash bonus equal to $100,000, payable in two equal installments of $50,000 in June 2022 and December 2022, and 3,320 PRSUs, with a target value of $75,000 based on the closing price of the Company's common stock on the May 5, 2022 grant date. Subject to Ms. Malkoski's continuous employment with the Company, on the first anniversary of the grant date, one-third of the award would vest if the Writing Business Unit achieved not less than 4.9% core sales growth for 2022, one-third of the PRSU award would vest if the Writing Business Unit achieved adjusted operating income of not less than $615.6 million for 2022, and the remaining one-third of the PRSU award would vest if Ms. Malkoski accomplished the creation and announcement of a separate innovation group for the Writing Business Unit focused on breakthrough and digital innovation and the completion of a strategic gameboard for digital innovation for the business unit, as confirmed by the CEO. For purposes of this PRSU award, the calculation methodology for core sales growth and adjusted operating income is the same as described for the Bonus Plan in the "*Annual Incentive Compensation*" section above. In February 2023, the Committee determined that Ms. Malkoski met the criteria for the vesting of one-third of the award, or 1,106 shares, as she had satisfied the performance condition tied to the innovation group and gameboard, but that she would not receive any shares of common stock under the remainder of the award as the Writing Business Unit did not achieve the required levels of core sales growth and adjusted operating income in 2022.

Prior Year Special Awards.

In February 2020, the Committee awarded 20,000 PRSUs to each of Ms. Malkoski and Mr. McDermott in connection with the commencement of their employment with the Company.

Ms. Malkoski's award was scheduled to vest in February 2023, subject to her continuous employment with the Company and achievement of each of the following performance criteria:

- Average annual core sales growth of not less than 3% for the Food Business Unit for the three-year period ending December 31, 2022; and

- Average annual direct operating margin increase of not less than 30 basis points for the Food Business Unit for the three-year period ending December 31, 2022.

Mr. McDermott's award was scheduled to vest in February 2023, subject to his continuous employment with the Company and achievement of each of the following performance criteria:

- Average annual core sales growth of not less than 3% for the Commercial Business Unit for the three-year period ending December 31, 2022; and

- Average annual direct operating margin increase of not less than 30 basis points for the Commercial Business Unit for the three-year period ending December 31, 2022.

In February 2023, the Committee determined that neither of the two performance criteria set forth in Ms. Malkoski's award, and neither of the two performance criteria set forth in Mr. McDermott's award, were satisfied, and as a result each of Ms. Malkoski and Mr. McDermott did not receive any shares of common stock pursuant to the award. For purposes of these special PRSU awards, core sales growth was calculated in a manner consistent with the Bonus Plan, as described in "*Annual Incentive Plan*", except that any movement of a product line or category between business units of the Company was treated as an acquisition or divestiture for purposes the special PRSU awards. Direct operating margin for purposes of this award was defined as the business unit's direct operating income divided by its net sales, calculated using budgeted foreign exchange rates and excluding corporate allocations and items excluded from the Company's adjusted earnings per share calculation.

Grant Policies and Practices.

The Company's practice has been to make annual equity awards and award other incentive compensation to named executive officers in connection with the regularly scheduled meetings of the Board or the Committee in February of each year. The Company's policy is that, except for new hires and certain promotions, all other equity awards to named executive officers will be made by the Committee only at quarterly meetings of the Committee or the Board.

Incentive Compensation Recoupment Policy.

Subject to the discretion and approval of the Board, the Company will require reimbursement and/or cancellation of any bonus or other incentive compensation, including equity-based compensation, awarded to an executive officer after January 1, 2010 where all of the following factors are present: (a) the award was predicated upon the achievement of certain financial results that were subsequently the subject of a material restatement, (b) in the Board's view, the executive engaged in fraud or willful misconduct that was a significant contributing cause to the need for the restatement, and (c) a lower award would have been made to the executive based upon the restated financial results. In each such instance, the Company will, to the extent permitted by applicable law and subject to the fiduciary duties of the Board, seek to recover the individual executive's bonus award or other incentive compensation paid or issued to the executive officer in excess of the amount that would have been paid or issued based on the restated financial results. In light of the adoption of Rule 10D-1 (the "**Clawback Rule**") under the Securities Exchange Act of 1934, as amended, the Company will review and implement changes to its Incentive Compensation Recoupment Policy as required by the Clawback Rule and the relevant Nasdaq listing standard.

Stock Ownership Guidelines.

Named executive officers and non-employee directors are expected to maintain ownership of Company stock equal to the following applicable market value:

Position	Ownership Requirement
Chief Executive Officer	6 times annual salary
President Chief Financial Officer Chief Legal & Administrative Officer	3 times annual salary
Other Named Executive Officers	1.5 times annual salary
Non-Employee Directors (including Chairperson of the Board)	5 times annual cash retainer

Until the ownership level is met, executives are required to retain 75% of the net after-tax shares received from stock option exercises and the vesting of RSUs. All shares held directly or beneficially, including TRSUs, PRSUs for which all performance criteria have been satisfied but have not yet vested due to time-based vesting requirements, shares of Company stock allocated to executives' accounts under the Newell Brands Employee Savings Plan (the "**401(k) Plan**"), and deemed investments in Company stock available to non-employee directors under the Newell Rubbermaid Inc. 2008 Deferred Compensation Plan (the "**2008 Plan**"), count toward attainment of these targets. Unexercised stock options and other unvested PRSUs are not counted.

Retirement Compensation.

The Company provides its eligible executives with retirement benefits that are supplemental to those provided to its employees generally in order to provide competitive benefits and assist in attracting and retaining key executives. Depending on his or her employment date and participation eligibility date with the Company, these supplemental executive retirement benefits may also apply to the named executive officers. See the section below titled *"2022 Nonqualified Deferred Compensation"* for a more detailed discussion of the supplemental retirement benefits to which certain named executive officers are entitled.

In November 2017, upon recommendation of the Committee, the Newell Brands Supplemental Employee Savings Plan (the "**Supplemental ESP**") was adopted, effective January 1, 2018. The Supplemental ESP was adopted in connection with an overall harmonization of U.S. benefit plans at the Company. The Supplemental ESP is a nonqualified deferred compensation plan that is available to a select group of management and highly compensated employees of the Company and certain of its subsidiaries. The Supplemental ESP is designed to allow for deferrals that are in addition to those available to employees under the 401(k) Plan because of compensation limits under that plan.

Other Compensation.

Executive officers are provided other benefits as part of the Company's executive compensation program which the Committee believes are in line with competitive practices. See the "*All Other Compensation*" column of the "*2022 Summary Compensation Table*" and the related footnotes and narrative discussion.

Benefits for the named executive officers include:

• Participation in the Flexible Perquisites Program, which provides a monthly cash stipend that can be used for the purchase or lease of a personal automobile and related insurance and maintenance, income tax preparation services, estate planning services, financial planning services or other perquisites;

• Company contributions to the 401(k) Plan;

• Payment of life and long-term disability insurance premiums;

• Annual health examinations encouraged by the Company; and

• Assistance for a new hire or transfer necessitating relocation, which includes reimbursement of various relocation expenses, a relocation allowance, purchase of the executive's home at an appraised value if not sold within a certain period, payment up to $50,000 for a loss on sale, a bonus for an early sale of the executive's home and tax assistance on certain taxable reimbursed expenses.

The Company maintains one corporate aircraft, for business travel. The CEO and other named executive officers may only use the corporate aircraft for personal travel on an exceptional basis.

Termination Benefits.

Each of the named executive officers is entitled to severance benefits following certain terminations of employment pursuant to their employment terms, the Severance Plan, the 2013 Incentive Plan and 2022 Incentive Plan and/or the terms of their RSU agreements and stock option agreements, as applicable. Please see the caption "*Potential Payments Upon Termination or Change in Control of the Company*" for a discussion of these terms.

The Company believes that appropriate severance benefits are important to attracting and retaining talented executives. The Company also believes that the termination protections afforded under the RSU agreements and stock option agreements are appropriate given that the RSU and stock option agreements provide that the executive will be subject to confidentiality obligations and non-solicitation, non-competition and non-disparagement restrictive covenants following any termination of employment.

The Company also believes that, in the event of an extraordinary corporate transaction, the Severance Plan could prove crucial to the Company's ability to retain top management through the transaction process. In addition, the Company believes that the benefits provided under the Severance Plan represent fair and appropriate consideration for the agreement of the named executive officers to the restrictive covenants required under the Severance Plan that prohibit them from competing with the Company and from soliciting Company employees following a termination of employment in which the executive received severance benefits under the plan. The benefits provided under the Severance Plan were determined to be at levels appropriate and competitive with the benefits provided under similar arrangements of companies in the Company's custom comparator group.

The Severance Plan does not contain tax gross up provisions. Rather, payments and benefits payable to the executive will be reduced to the extent necessary if doing so would result in the executive retaining a larger after-tax amount, taking into account the income, excise and other taxes imposed on the payments and benefits.

Newell Brands Executive Severance Plan.

To harmonize severance benefits offered to current and future executives, the Committee recommended and the Board approved the adoption in July 2019 of the Severance Plan. It was adopted to provide severance compensation, medical benefits and certain other benefits to eligible Company Executives (as defined in the Severance Plan) when their employment terminates under certain circumstances. In order to participate in the Severance Plan, an executive must waive any rights to severance payments and other severance benefits under his or her employment security agreement (each an "**ESA**" or collectively, "**ESAs**") or other written agreement between such executive and the Company in effect as of the effective date of participation in the Severance Plan (other than any provisions thereof that apply to the executive's awards with respect to the securities of the Company granted prior to the effective date of the executive's participation in the Severance Plan).

As of the date of this Proxy Statement, all of the Company's named executive officers other than Mr. Saligram participate in the Severance Plan. As noted above under the subsection titled "*Mr. Saligram's Compensation Arrangement*," Mr. Saligram's participation in the Severance Plan ended in October 2022 pursuant to the terms of the CEO Offer Letter. In connection with his retirement on May 16, 2023, Mr. Saligram will receive the benefits specified in the Retirement Agreement described above under the subsection "*Mr. Saligram's Retirement Agreement*."

The Severance Plan provides for benefits upon either of two types of employment termination involving a participating executive (an "**Executive**"): (i) an involuntary termination of the Executive's employment by the Company without Good Cause (as defined in the Severance Plan); or (ii) a voluntary termination of employment for Good Reason (as defined in the Severance Plan). Under the Severance Plan, as in effect in 2022, Good Cause exists if the Executive in the performance of his or her duties engages in misconduct that causes material harm to the Company, materially breaches the Company's Code of Conduct or is convicted of a criminal violation involving fraud or dishonesty. Generally, Good Reason exists under the Severance Plan if there is a material adverse change in the nature or the scope of the Executive's authority, duties, rate of pay or incentive or retirement benefits; the Executive is required to report to an officer with a materially lesser position or title, the Company relocates the Executive by 50 miles or more; or the Company materially breaches the provisions of the Severance Plan. However, Good Reason will not exist if the Company's reduction in benefits under an incentive or retirement plan is applicable to all other plan participants who are senior executives and either (1) the reduction is a result of an extraordinary decline in the Company's earnings, share price or public image or (2) the reduction is done to bring the plan(s) in line with the compensation programs of comparable companies.

In the event of termination in the absence of a Change in Control, at any time by the Company other than for Good Cause or by the Executive for Good Reason, as those terms are defined in the Severance Plan, Executives are eligible to receive the following pay and benefits:

- Severance pay equal to two times the sum of the base salary and target annual cash bonus for the CEO and equal to one times the sum of the base salary and target annual cash bonus for non-CEO Executives;

- A pro rata annual cash bonus based on actual corporate results, subject to adjustments that may be applied generally;

- Vesting of a pro-rata portion of time-based equity and long-term incentive awards that were granted on or after the Executive's participation in the Severance Plan and would have otherwise vested during the three-year period after termination, with settlement in accordance with the original schedule and vesting of performance-based equity and long-term incentive awards subject to the level of achievement of performance goals, in each case subject to any more favorable provisions in an offer letter or grant agreement;

- Vesting of a pro-rata portion of option awards that were granted on or after the Executive's participation in the Severance Plan and would have otherwise vested during the three-year period after termination, and exercisability of vested options for up to one year after the later of termination or vesting, subject to any more favorable provisions in an offer letter or grant agreement;

- Up to 2 years for the CEO and 1 year for non-CEO Executives of medical and dental benefits at active employee premium rates that terminates upon eligibility for coverage under certain other plans; and

- Twelve months of outplacement benefits.

For purposes of the Severance Plan, a Change in Control generally means: (i) a person acquires 25% or more of the voting power of the Company's outstanding securities; (ii) a merger, consolidation or similar transaction that generally involves a change in ownership of at least 50% of the Company's outstanding voting securities; (iii) a sale of all or substantially all of the Company's assets that generally involves a change in ownership of at least 50% of the Company's outstanding voting securities; or (iv) during any period of two consecutive years or less, the incumbent directors cease to constitute a majority of the Board. Under the Severance Plan, in the event of a Change in Control, Executives are eligible to receive the following pay and benefits if their employment is terminated by the Company other than for Good Cause or by the Executive for Good Reason, on or within 24 months after a Change in Control:

- Severance pay equal to two times the sum of their base salary and target annual cash bonus;

- A pro rata annual cash bonus based on attainment of targeted results at a target payout level;

- Full vesting of equity and long-term incentive awards that were granted on or after the Executive's participation in the Severance Plan, with performance metrics deemed satisfied at target payout level for uncompleted performance periods;

- A period of 3 years or the remaining term under an Executive's option agreement to exercise options that were granted on or after the Executive's participation in the Severance Plan;

- Up to 2 years of medical, vision and dental benefits at active employee premium rates which terminate upon eligibility for coverage under certain other plans;

- 100% vesting of benefits under the Supplemental ESP and the 2008 Plan and payment to Executives of a lump sum equal to the sum of any unvested amounts accrued or credited under qualified defined contribution plans as of the date of termination; and

- Twelve months of outplacement benefits.

In order to receive benefits under the Severance Plan, participating Executives are required to sign restrictive covenants, including non-competition for a period of up to two years, and a release of claims. The

Company may recover payments previously paid in the event an Executive breaches restrictive covenants. No gross-up payment will be made to cover any excise and related income tax liability arising under Sections 4999 and 280G of the Internal Revenue Code as a result of any payment or benefit arising under the Severance Plan. Instead, the Severance Plan provides for a reduction in amounts payable so that no excise tax would be imposed. However, a reduction in payments will not occur if the payment of the excise tax would produce a greater overall net after-tax benefit.

Mr. Peterson's 2022 Letter Agreement.

On February 9, 2022, the Company and Mr. Peterson entered into the 2022 Letter Agreement, as filed with the SEC on a Current Report on Form 8-K dated February 11, 2022, documenting the commencement of Mr. Peterson's participation in the Severance Plan. Pursuant to the 2022 Letter Agreement, Mr. Peterson began participating in the Severance Plan and waived his rights to severance payments and other severance benefits under all existing arrangements, other than any provisions thereof that applied to awards with respect to Company securities granted prior to the date of the 2022 Letter Agreement. Pursuant to the 2022 Letter Agreement, Mr. Peterson was entitled to voluntarily terminate his employment effective as of specific dates in 2022 and 2023 in each case, upon at least sixty days written notice to the Company, and receive the benefits provided for a termination for Good Reason under the Severance Plan, and in such event, Section II(d) of the Severance Plan would apply to all of his awards of Company securities outstanding as of the date of the Letter Agreement to the same extent as if such awards had been granted following the Effective Date. Under the terms of the Peterson CEO Offer Letter described above under the subsection "*Mr. Peterson's CEO Offer Letter*," the terms of this 2022 Letter Agreement are no longer in effect as of the date of this Proxy Statement.

2022 Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Ravichandra K. Saligram, Chief Executive Officer	2022	1,400,000	—	5,380,300	2,772,852	582,400	—	161,113	10,296,665
	2021	1,400,000	—	4,693,471	2,434,432	2,627,100	—	283,795	11,438,798
	2020	1,400,000	—	4,222,024	1,500,146	2,415,000	—	267,330	9,804,500
Christopher H. Peterson, President and Chief Financial Officer	2022	880,208	—	2,694,447	1,381,963	274,625	—	109,635	5,340,878
	2021	835,000	—	2,600,136	1,348,653	1,253,502	—	153,207	6,190,498
	2020	830,625	—	2,644,039	939,464	1,146,263	—	619,484	6,179,875
Bradford R. Turner, Chief Legal and Administrative Officer and Corporate Secretary	2022	700,000	—	1,308,700	674,476	182,000	—	80,342	2,945,518
	2021	700,000	—	1,453,185	753,738	875,700	—	120,179	3,902,802
	2020	700,000	350,000	1,477,690	525,050	805,000	—	906,904	4,764,644
Kristine K. Malkoski, Business Unit CEO, Writing and Food	2022	625,000	100,000	693,880	318,969	117,813	—	226,952	2,082,614
	2021	621,875	—	733,377	380,380	362,059	—	41,716	2,139,407
	2020	537,500	—	969,685	225,018	403,125	—	96,307	2,231,635
Michael P. McDermott, Business Unit CEO, Commercial	2022	625,000	—	618,881	318,969	199,063	—	54,560	1,816,473

(1)   *Salary.* The "*Salary*" column of the "*2022 Summary Compensation Table*" shows the salaries earned in the years indicated to each of the named executive officers. Salary increases, if any, for each year are generally approved in February of that year or in connection with the named executive officer's promotion.

(2)   *Bonus Amounts.* This column reflects the bonus amount of $100,000 paid in 2022 to Ms. Malkoski in recognition of Ms. Malkoski's taking on leadership responsibilities for the Writing Business Unit in April 2022 (in addition to maintaining interim responsibility for and oversight of the Food and Home Fragrance Business Units).

(3)   *Stock Awards and Option Awards.* The amounts for 2022 in the "*Stock Awards*" and "*Option Awards*" columns of the "*2022 Summary Compensation Table*" consist of the grant date fair value of awards of RSUs (including TRSUs and PRSUs) and stock options, in each case calculated in accordance with ASC 718 for each named executive officer. See the Share-Based Compensation footnote to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for an explanation of the assumptions made by the Company in the valuation of the awards shown in these columns. The grant date fair value of the PRSU awards under the LTIP is based on the probable outcome of the performance conditions. Assuming maximum performance with respect to the applicable performance objectives, the value of the LTIP PRSUs at the grant date would have been as follows: Mr. Saligram, $7,400,000; Mr. Peterson, $3,687,500; Mr. Turner, $1,800,000; Ms. Malkoski, $851,250; Mr. McDermott, $851,250.

(4)   *Non-Equity Incentive Plan Compensation.* The "*Non-Equity Incentive Plan Compensation*" column of the "*2022 Summary Compensation Table*" shows the cash incentive payouts earned by each of the

named executive officers in 2022 under the Bonus Plan. The Company pays all of these amounts, if any, in the month of March following the year in which they are earned. Incentive payments made in 2023 under the Bonus Plan were earned at 26% of target for Messrs. Saligram, Peterson and Turner, 29% of target for Ms. Malkoski, and 49% of target for Mr. McDermott. Additional explanation of the non-equity incentive plan compensation for each named executive officer appears above under the caption "*Compensation Discussion and Analysis—Key Elements of Executive Compensation—Annual Incentive Compensation*" and below in the footnotes to the "*2022 Grants of Plan-Based Awards*" table.

Information regarding the amount of salary and bonus received in proportion to total compensation appears above in the *CD&A*, under the caption "*Compensation Discussion and Analysis—Mix of Pay*."

(5) *All Other Compensation.* The "All Other Compensation" column of the "2022 Summary Compensation Table" reflects the following amounts for each named executive officer in 2022:

Name	Other Benefits ($)(1)	401(k) Plan ($)(2)	Supple- mental ESP ($)(3)	Insurance Premiums ($)(4)	Total ($)
Ravichandra K. Saligram	39,491	18,300	100,644	2,678	161,113
Christopher H. Peterson	37,667	18,300	50,990	2,678	109,635
Bradford R. Turner	24,744	18,300	34,620	2,678	80,342
Kristine K. Malkoski	205,974	18,300	—	2,678	226,952
Michael P. McDermott	21,638	18,300	11,944	2,678	54,560

(1) *Other Benefits.* The amounts in this column include (i) cash stipends under our Flexible Benefits Perquisites Program of $36,000 for Mr. Saligram and $21,638 for each of Messrs. Peterson, Turner and McDermott, and Ms. Malkoski; (ii) all amounts paid by the Company for annual health examinations for the named executive officers, which are permitted pursuant to Company policy and were utilized by Messrs. Saligram, Peterson, Turner and McDermott and Ms. Malkoski; (iii) relocation related benefits of $184,336 for Ms. Malkoski (in connection with her relocation to Atlanta, Georgia, the site of the Company's headquarters), which include tax reimbursement payments of $24,047; and (iv) Company reimbursement of $13,208 of legal fees for Mr. Peterson incurred in connection with his review and negotiation of the Peterson CEO Offer Letter.

(2) *401(k) Plan.* This column shows the amount of all Company Matching Contributions made for 2022 under the 401(k) Plan on behalf of each named executive officer.

(3) *Supplemental ESP.* This column shows the employer matching contributions for 2022 (exclusive of employee deferrals) which were credited to each named executive officer's Supplemental ESP account for 2022, as described below under "*Deferred Compensation Plans—Supplemental ESP*."

(4) *Insurance Premiums.* This column shows all amounts paid by the Company on behalf of each named executive officer in 2022 for (i) life insurance premiums: $1,488 for each of Messrs. Saligram, Peterson, Turner and McDermott and Ms. Malkoski and (ii); long-term disability insurance premiums: $1,190 for each of Messrs. Saligram, Peterson, Turner and McDermott and Ms. Malkoski.

2022 Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(7)	All Other Option Award: Securities Underlying Options (#)(8)	Exercise or Base Price of Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(9)
		Threshold ($)(4)	Target ($)(5)	Maximum ($)(6)	Threshold (#)	Target (#)	Maximum (#)				
Ravichandra K. Saligram	—	—	2,240,000	4,480,000	—	—	—	—	—	—	—
(2)	2/18/2022	—	—	—	—	143,078	286,156	—	—	—	3,900,306
(3)	2/18/2022	—	—	—	—	—	—	57,231	—	—	1,479,994
	2/18/2022	—	—	—	—	—	—	—	429,234	25.86	2,772,852
Christopher H. Peterson	—	—	1,056,250	2,112,500	—	—	—	—	—	—	—
(2)	2/18/2022	—	—	—	—	61,629	123,258	—	—	—	1,680,007
(3)	2/18/2022	—	—	—	—	—	—	24,651	—	—	637,475
	2/18/2022	—	—	—	—	—	—	—	184,889	25.86	1,194,383
(2)	5/5/2022	—	—	—	—	11,066	22,132	—	—	—	276,982
(3)	5/5/2022	—	—	—	—	—	—	4,426	—	—	99,983
	5/5/2022	—	—	—	—	—	—	—	33,200	22.59	187,580
Bradford R. Turner	—	—	700,000	1,400,000	—	—	—	—	—	—	—
(2)	2/18/2022	—	—	—	—	34,802	69,604	—	—	—	948,703
(3)	2/18/2022	—	—	—	—	—	—	13,291	—	—	359,997
	2/18/2022	—	—	—	—	—	—	—	104,408	25.86	674,476
Kristine K. Malkoski	—	—	406,250	812,500	—	—	—	—	—	—	—
(2)	2/18/2022	—	—	—	—	16,458	32,916	—	—	—	448,645
(3)	2/18/2022	—	—	—	—	—	—	6,583	—	—	170,236
	2/18/2022	—	—	—	—	—	—	—	49,376	25.86	318,969
(2)	5/5/2022	—	—	—	—	3,320	3,320	—	—	—	74,999
Michael P. McDermott	—	—	406,250	812,500	—	—	—	—	—	—	—
(2)	2/18/2022	—	—	—	—	16,458	32,916	—	—	—	448,645
(3)	2/18/2022	—	—	—	—	—	—	6,583	—	—	170,236
	2/18/2022	—	—	—	—	—	—	—	49,376	25.86	318,969

(1)   *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards.* Payouts under the Bonus Plan could be earned based on performance in 2022. Bonuses under the Bonus Program were earned at 26% of target for Messrs. Saligram, Peterson and Turner, 29% of target for Ms. Malkoski, and 49% of target for Mr. McDermott. Target and maximum amounts are based on base salary actually earned in 2022.

(2)   *Estimated Future Payouts Under Equity Incentive Plan Awards.* This row includes the number of PRSUs granted in 2022 to the named executive officers under the LTIP, including Mr. Peterson's May 2022 Award of 11,066 PRSUs, and Ms. Malkoski's Special Award of 3,320 PRSUs granted in May 2022. The target number of shares shown in the table reflects the number of shares that will be earned if, for the PRSUs granted under the LTIP, the three-year total performance conditions are met at the target level, and for Ms. Malkoski's Special Award, the one-year total performance conditions

are met. The earned award, if any, will vest on the third anniversary of the grant date, with the exception of Ms. Malkoski's Special Award, which will vest on the first anniversary of the grant date. Vested amounts for PRSUs granted under the LTIP will range from 0% to 200% of the target.

(3) *All Other Stock Awards: Number of Shares of Stock or Units*. This row includes the number of TRSUs granted in 2022 to the named executive officers under the LTIP, including Mr. Peterson's May 2022 Award of 4,426 TRSUs. The target number of shares shown in the table reflects the number of shares that will vest on the third anniversary of the grant date.

(4) *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—Threshold Payout.* Pursuant to the Bonus Plan, performance at or below a specific percentage of a target goal will result in no payment with respect to that performance goal. As a result, no payment is to be made under the Bonus Plan until a minimum performance level for a performance goal, or threshold, is exceeded, and performance above such level will result in a payment ranging from $1 to the maximum amount, depending upon the level at which the goal was attained. For an explanation of the potential payouts under the Bonus Plan with respect to 2022 performance, see the section titled "*Compensation Discussion and Analysis—Key Elements of Executive Compensation—Annual Incentive Compensation*."

(5) *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—Target Payout.* Under the Bonus Plan, the amounts shown in this column represent: (i) for Mr. Saligram, 160% of full year salary earned; (ii) for Mr. Peterson, 120% of full year salary earned; (iii) for Mr. Turner, 100% of full year salary earned; and (iv) for Ms. Malkoski and Mr. McDermott, 65% of full year salary earned.

(6) *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—Maximum Payout.* The amounts shown in these columns represent the maximum payout opportunities under the Bonus Plan.

(7) *All Other Stock Awards: Number of Shares of Stock or Units.* This column shows the number of TRSUs awarded in 2022 to the named executive officers under the LTIP, including Mr. Peterson's May 2022 Award.

(8) *All Other Option Awards: Number of Securities Underlying Options.* This column shows the number of shares of common stock underlying stock options awarded in 2022 to the named executive officers under the LTIP, including Mr. Peterson's May 2022 Award.

(9) *Grant Date Fair Value of Stock and Option Awards.* This column shows the grant date fair value of awards of PRSUs, TRSUs and stock options granted to the named executive officers, computed in accordance with ASC 718, with the value of the PRSUs based on the probable outcome of the performance conditions. See Footnote 15—Share Based Compensation in the Consolidated Financial Statements included in the Company's 2022 Annual Report on Form 10-K for an explanation of the assumptions made by the Company in valuing the grants of these awards.

For information regarding the amount of salary and bonus compensation in relation to the total compensation of our named executive officers, as well as the individual agreements in effect with our named executive officers, see the *CD&A*.

Outstanding Equity Awards at 2022 Fiscal Year-End

Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Or Units Of Stock That Have Not Vested (#)(1)	Market Value Of Shares Or Units Of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Ravichandra K. Saligram(4)	—	429,234	25.86	2/18/2032	57,231	748,581	143,078	1,871,460
	136,612	273,225	23.79	2/16/2031	54,645	714,757	136,613	1,786,898
	183,168	91,584	20.02	2/18/2030	—	—	174,825	2,286,711
	1,333,333	—	17.79	10/2/2029	—	—	—	—
Christopher H. Peterson(5)	—	33,200	22.59	5/5/2032	4,426	57,892	11,066	144,743
	—	184,889	25.86	2/18/2032	24,651	322,435	61,629	806,107
	75,682	151,364	23.79	2/16/2031	30,273	395,971	75,682	989,921
	114,708	57,355	20.02	2/18/2030	—	—	109,484	1,432,051
Bradford R. Turner(6)	—	104,408	25.86	2/18/2032	13,921	182,087	34,802	455,210
	42,297	84,595	23.79	2/16/2031	16,919	221,301	42,298	553,258
	64,108	32,055	20.02	2/18/2030	—	—	61,188	800,339
Kristine K. Malkoski(7)	—	—	—	—	—	—	3,320	43,426
	—	49,376	25.86	2/18/2032	6,583	86,106	16,458	215,271
	21,345	42,692	23.79	2/16/2031	8,539	111,690	21,346	279,206
	—	—	—	—	—	—	20,000	261,600
	27,474	13,738	20.02	2/18/2030	—	—	26,223	342,997
Michael P. McDermott(8)	—	49,376	25.86	2/18/2032	6,583	86,106	16,458	215,271
	21,345	42,692	23.79	2/16/2031	8,539	111,690	21,346	279,206
	—	—	—	—	—	—	20,000	261,600
	27,474	13,738	20.02	2/18/2030	—	—	26,223	342,997

(1) _Number of Shares or Units of Stock That Have Not Vested_. Represents all TRSU awards held by the named executive officers as of December 31, 2022.

(2) _Market Value of Shares or Units of Stock That Have Not Vested._ Represents the value of the number of shares of common stock covered by TRSU awards valued using $13.08 (the closing market price of the Company's common stock on December 30, 2022).

(3) _Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested._ Represents the value of the number of shares of common stock covered by all PRSU awards using $13.08 (the closing market price of the Company's common stock on

December 30, 2022). The value provided assumes the PRSU awards pay out at target and any performance criteria are achieved. The PRSU awards vest following the end of the applicable performance cycle if certain performance goals are attained and, generally, if the executive remains employed by the Company. The actual number of shares issued or cash paid upon settlement will depend on the extent to which the performance goals are attained or exceeded. Based on the Company's cumulative free cash flow, annual core sales growth and TSR relative to the applicable custom comparator group through the applicable performance period, ending December 31, 2022, 49.75% of the PRSUs granted pursuant to the 2020 LTIP vested on February 18, 2023. Based on the Writing Business Unit's core sales growth and adjusted operating income in 2022 and her performance against an innovation-related individual performance goal, approximately 33% of the PRSUs granted pursuant to Ms. Malkoski's Special Award of 3,320 PRSUs will vest. Based on the average annual core sales growth and average annual direct operating margin change for the Food Business Unit and the Commercial Business Unit, respectively, during the applicable performance period, none of the PRSUs granted pursuant to the special award of 20,000 PRSUs granted to each of Ms. Malkoski and Mr. McDermott in 2020 vested.

(4)   *Vesting Dates—Saligram.* Mr. Saligram was granted 429,234 stock options on February 18, 2022, and the exercise price per share ($25.86) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option vests in three tranches as follows: February 18, 2023 (143,078 options); February 18, 2024 (143,078 options); and February 18, 2025 (143,078 options). Mr. Saligram was granted 409,837 stock options on February 16, 2021, and the exercise price per share ($23.79) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 16, 2022 (136,612 options); February 16, 2023 (136,612 options); and February 16, 2024 (136,613 options). Mr. Saligram was granted 274,752 stock options on February 18, 2020, and the exercise price per share ($20.02) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option vests in three tranches as follows: February 18, 2021 (91,584 options); February 18, 2022 (91,584 options); and February 18, 2023 (91,584 options). Mr. Saligram was granted 1,333,333 stock options on October 2, 2019 pursuant to the CEO Offer Letter, and the exercise price per share ($17.79) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. One-third of the award (rounded down to the nearest whole share) vested on the date that is eighteen months after the grant date (April 2, 2021), the next one-third vested on the second anniversary of the grant date (October 2, 2021), and the last one-third vested on the third anniversary of the grant date (October 1, 2022). The vesting of the award was subject to the attainment of a specific stock price threshold following 18 months after Mr. Saligram's commencement of employment, which condition has been satisfied. The vesting dates of his TRSU awards are as follows: February 16, 2024 (54,645 TRSUs) and February 18, 2025 (57,231 TRSUs). The vesting dates of his PRSU awards are as follows: February 18, 2023 (174,825 PRSUs); February 16, 2024 (136,613 PRSUs); and February 18, 2025 (143,078 PRSUs).

(5)   *Vesting Dates—Peterson.* Mr. Peterson was granted 184,889 stock options on February 18, 2022, and the exercise price per share ($25.86) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The options award vests in three tranches as follows: February 18, 2023 (61,629 options); February 18, 2024 (61,630 options); and February 18, 2025 (61,630 options). Mr. Peterson was granted 33,200 stock options on May 5, 2022, and the exercise price per share ($22.59) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The options award vests in three tranches as follows: May 5, 2023 (11,066 options); May 5, 2024 (11,067 options); and May 5, 2025 (11,067 options). Mr. Peterson was granted 227,046 stock options on February 16, 2021, and the exercise price per share ($23.79) of the stock options was equal to the closing price of a share of the

Company's common stock on the date of grant. The option award vests in three tranches as follows: February 16, 2022 (75,682 options); February 16, 2023 (75,682 options); and February 16, 2024 (75,682 options). Mr. Peterson was granted 172,063 stock options on February 18, 2020, and the exercise price per share ($20.02) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 18, 2021 (57,354 options); February 18, 2022 (57,354 options); and February 18, 2023 (57,355 options). The vesting date of his TRSU awards are as follows: February 16, 2024 (30,273 TRSUs); February 18, 2025 (24,651 TRSUs); and May 5, 2025 (4,426 TRSUs). The vesting date of his PRSU awards are as follows: February 18, 2023 (109,484 PRSUs), February 16, 2024 (75,682 PRSUs), February 18, 2025 (61,629 PRSUs), and May 5, 2025 (11,066 PRSUs).

(6) *Vesting Dates—Turner.* Mr. Turner was granted 104,408 stock options on February 18, 2022, and the exercise price per share ($25.86) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 18, 2023 (34,802 options); February 18, 2024 (34,803 options); and February 18, 2025 (34,803 options). Mr Turner was granted 126,892 stock options on February 16, 2021, and the exercise price per share ($23.79) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 16, 2022 (42,297 options); February 16, 2023 (42,297 options); and February 16, 2024 (42,298 options). Mr. Turner was granted 96,163 stock options on February 18, 2020, and the exercise price per share ($20.02) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 18, 2021 (32,054 options); February 18, 2022 (32,054 options); and February 18, 2023 (32,055 options). The vesting dates of his TRSU awards are as follows: February 16, 2024 (16,919 TRSUs) and February 18, 2025 (13,921 TRSUs). The vesting dates of his PRSU awards are as follows: February 18, 2023 (61,188 PRSUs); February 16, 2024 (42,298 PRSUs); and February 18, 2025 (34,802 PRSUs).

(7) *Vesting Dates—Malkoski.* Ms. Malkoski was granted 49,376 stock options on February 18, 2022, and the exercise price per share ($25.86) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 18, 2023 (16,458 options); February 18, 2024 (16,459 options); and February 18, 2025 (16,459 options). Ms. Malkoski was granted 64,037 stock options on February 16, 2021, and the exercise price per share ($23.79) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 16, 2022 (21,345 options); February 16, 2023 (21,346 options); and February 16, 2024 (21,346 options). Ms. Malkoski was granted 41,212 stock options on February 18, 2020, and the exercise price per share ($20.02) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 18, 2021 (13,737 options); February 18, 2022 (13,737 options); and February 18, 2023 (13,738 options). The vesting dates of her TRSU awards are as follows: February 16, 2024 (8,539 TRSUs) and February 18, 2025 (6,583 TRSUs). The vesting dates of her PRSU awards are as follows: February 18, 2023 (20,000 PRSUs); February 18, 2023 (26,223 PRSUs); February 16, 2024 (21,346 PRSUs); February 18, 2025 (16,458 PRSUs); and May 5, 2023 (3,320 PRSUs).

(8) *Vesting Dates—McDermott.* Mr. McDermott was granted 49,376 stock options on February 18, 2022, and the exercise price per share ($25.86) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 18, 2023 (16,458 options); February 18, 2024 (16,459 options); and February 18, 2025 (16,459 options). Mr. McDermott was granted 64,037 stock options on February 16, 2021, and the exercise price per share ($23.79) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award

vests in three tranches as follows: February 16, 2022 (21,345 options), February 16, 2023 (21,346 options), and February 16, 2024 (21,346 options). Mr. McDermott was granted 41,212 stock options on February 18, 2020, and the exercise price per share ($20.02) of the stock options was equal to the closing price of a share of the Company's common stock on the date of grant. The option award vests in three tranches as follows: February 18, 2021 (13,737 options); February 18, 2022 (13,737 options); and February 18, 2023 (13,738 options). The vesting dates of his TRSU awards are as follows: February 16, 2024 (8,539 TRSUs) and February 18, 2025 (6,583 TRSUs). The vesting dates of his PRSU awards are as follows: February 18, 2023 (20,000 PRSUs); February 18, 2023 (26,223 PRSUs); February 16, 2024 (21,346 PRSUs); and February 18, 2025 (16,458 PRSUs).

2022 Option Exercises and Stock Vested

Name	Number Of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)(1)
Ravichandra K. Saligram	—	—
Christopher H. Peterson	272,573	7,801,041
Bradford R. Turner	111,166	3,181,572
Kristine K. Malkoski	—	—
Michael P. McDermott	—	—

(1) *Value Realized on Vesting*. Represents the value of shares issued in respect of vested RSUs using the closing market price of the Company's common stock on the relevant vesting date and includes the following cash payments for dividend equivalents paid with respect to RSUs: Mr. Peterson, $752,303; and Mr. Turner, $306,819.

2022 Nonqualified Deferred Compensation

Name	Name of Plan	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Loss in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at Last FYE ($)(5)(6)
Ravichandra K. Saligram	2008 Plan	—	—	—	—	—
	Supplemental ESP	104,944	100,644	(126,087)	—	997,643
Christopher H. Peterson	2008 Plan	—	—	—	—	—
	Supplemental ESP	80,276	50,990	(181,053)	—	1,085,774
Bradford R. Turner	2008 Plan	—	—	(32,366)	—	286,931
	Supplemental ESP	31,920	34,620	(91,729)	(76,728)	561,946
Kristine K. Malkoski	2008 Plan	—	—	—	—	—
	Supplemental ESP	—	—	—	—	—
Michael P. McDermott	2008 Plan	—	—	—	—	—
	Supplemental ESP	11,944	11,944	(2,895)	—	54,661

(1) *Executive Contributions in Last FY.* The amounts reported in this column for each named executive officer are reported as "*Salary/Non-Equity Incentive Plan Compensation*" in the "*2022 Summary Compensation Table*."

(2) *Company Contributions in Last FY.* For 2022, the Company contributed to each eligible named executive officer's account under the Supplemental ESP the amount described in the table, as reported in the "*All Other Compensation*" column of the "*2022 Summary Compensation Table*." Company contributions were credited in March 2023 for the 2022 Plan year. No Company contributions are reflected for the 2008 Plan because the 2008 Plan was frozen to future deferrals as of January 1, 2018 with respect to the named executive officers.

(3) *Aggregate Earnings (Loss) in Last FY*. The investment earnings/loss for 2022 reported in this column for each named executive officer is not included in the 2022 Summary Compensation Table.

(4) *Aggregate Withdrawals/Distributions*. Mr. Turner received a distribution of $76,728 from the Supplemental ESP in 2022.

(5) *Aggregate Balance at Last FYE*. The following amounts with respect to the 2008 Plan were reported in the Summary Compensation Table in prior years: Mr. Turner $319,297. The following amounts with respect to the Supplemental ESP were reported in the Summary Compensation Table in prior years: Mr. Saligram, $918,142, Mr. Peterson, $1,135,561; Mr. Turner, $663,863. The Aggregate Balance at Last FYE column in this table includes 2022 accrued contributions that were paid in 2023.

(6) *Legacy Accounts under 2008 Plan.* Prior to 2018, Mr. Turner received "**SERP Cash Account Credits**," as defined in the 2008 Plan, which vested ratably in annual installments based on his continued employment with the Company, and which, once vested, continue to be maintained in an investment account (each, a "**Cash Account**") for the eligible named executive officer's benefit pursuant to the 2008 Plan. The balances set forth in the table for Mr. Turner relating to the 2008 Plan reflect legacy contribution credits made before this benefit was discontinued.

Deferred Compensation Plans.

2008 Plan.

Eligibility. Mr. Turner was eligible to participate in the 2008 Plan.

Participant Contributions. For each calendar year prior to 2018, a participant could elect to defer to the 2008 Plan up to 50% of his base salary and up to 100% of any cash bonus paid for the calendar year. The deferred amounts were credited to an account established for the participant. As of January 1, 2018, the 2008 Plan was frozen to future deferrals except for a small number of grandfathered participants, none of whom are named executive officers.

Cash Account—Basic Contribution. Mr. Turner had funds deposited for his benefit in a Cash Account as contributions made by the Company pursuant to the 2008 Plan. Prior to 2018, Mr. Turner received an annual basic contribution credit. This annual contribution credit to Cash Accounts was discontinued for all plan years following 2017 in connection with the adoption of the Supplemental ESP.

Vesting. Many of the contributions made by the Company were subject to ratable annual vesting schedules. Mr. Turner is currently 100% vested in his Cash Account balance and other benefits under the 2008 Plan.

Investments. Each Cash Account is credited with earnings and losses based on investment alternatives made available in the 2008 Plan and selected by the named executive officer from time to time.

Distributions. Mr. Turner's retirement account and the vested portion of his Company contributions account will be paid out in a lump sum upon termination of employment. The payment or commencement of the benefits will be made in the year after the year of his termination of employment, but not sooner than six months after the date of such termination.

In addition, upon Mr. Turner's death, deferrals and Company contributions will be paid to beneficiaries in accordance with his payment election for amounts payable on a termination of employment. In the event of Mr. Turner's termination of employment within two years following a "change in control event" with respect to the Company (for Internal Revenue Code Section 409A purposes), the entire undistributed balance of his Cash Account would be paid pursuant to the 2008 Plan in a lump sum on the first business day of the seventh month following the named executive officer's termination of employment. Mr. Turner may also request a distribution as necessary to satisfy an unforeseeable emergency.

Supplemental ESP.

Eligibility. All of the named executive officers are eligible to participate in the Supplemental ESP.

Participant Contributions. For each calendar year, a participant can elect to defer up to 50% of his or her base salary in excess of the IRS 401(a)(17) limit and up to 100% of any annual incentive bonus on a pre-tax basis. The deferred amounts are credited to an account established for the participant.

Company Contributions. For each calendar year, the Company will credit participants with a matching contribution for up to 6% of their base pay in excess of the IRS 401(a)(17) limit, subject to applicable conditions. The Company will also make a matching contribution for up to 6% of their annual incentive bonus, subject to applicable conditions. The Company also has the ability to make discretionary matching contributions under the Supplemental ESP.

Compensation. The amount of compensation deferred under the Supplemental ESP is based on elections by each participant in accordance with the terms of the Supplemental ESP, the Company contributions and the earnings or losses thereon. The obligation of the Company to pay such deferred compensation will become due as pre-designated by each participant or on retirement, death or other termination of employment in the form and on the date or dates determined in accordance with the terms of the Supplemental ESP.

Vesting. All eligible participants will be at all times 100% vested in their entire benefit under the Supplemental ESP, except that the Company may establish a vesting schedule for any discretionary employer contributions.

Investments. Amounts deferred under the Supplemental ESP will be credited with investment returns based on investment alternatives chosen by each participant, and the amount payable to each participant will reflect the investment returns of the chosen investment alternatives.

Distributions. At the time a participant makes a deferral election, he or she must elect whether such amount is to be paid in a lump sum or in annual installments of not more than 10 years. If no selection is made, the amount will be paid out in a lump sum. The amount will be paid out as elected upon termination of employment for each named executive office, but not sooner than six months after the date of such termination, or a month and year elected by the participant which must be at least three years after the last day of the plan year for which the election relates (unless termination of employment occurs before such month and year, in which case distributions would commence in connection with such termination, but not sooner than six months after such termination). Payments with respect to Company contributions will commence upon a participant's termination of employment, but not sooner than six months after such termination. The Company has the authority, subject to certain limitations, to terminate the Supplemental ESP in connection with a "change in control event" with respect to the Company (for Internal Revenue Code Section 409A purposes) and distribute each affected participant's entire vested account.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL OF THE COMPANY

The Company provides certain additional benefits to eligible employees upon certain types of termination of employment, including termination of employment following a change in control of the Company. All named executive officers were eligible for benefits under these circumstances as of December 31, 2022.

Termination of Employment Following a Change in Control.

Newell Brands Executive Severance Plan.

As of the date of this Proxy Statement, each of the named executive officers other than Mr. Saligram participates in the Severance Plan. Mr. Saligram's participation in the Severance Plan ended in October 2022 in accordance with the terms of his Offer Letter. Please see the *CD&A* section heading "*Newell Brands Executive Severance Plan*" for further information on this plan.

Employment Security Agreements.

Prior to the adoption of the Severance Plan, the Company entered into an ESA with each of Mr. Peterson and Mr. Turner, to provide benefits upon certain terminations of employment following a Change in Control (as defined in the applicable ESA) of the Company. Pursuant to the 2022 Letter Agreement, on February 9, 2022 Mr. Peterson became a participant in the Severance Plan. Mr. Turner became a participant in the Severance Plan on August 4, 2020. As a condition of participation, each of Mr. Peterson and Mr. Turner waived all of his rights under his ESA, other than any provisions thereof that apply to awards with respect to Company securities that were granted prior to the effective date of his participation in the Severance Plan.

The ESA for each of Messrs. Peterson and Turner provides for benefits upon either of two types of employment termination that occur within 24 months after a Change in Control of the Company: (i) an involuntary termination of the executive's employment by the Company without Good Cause (as defined in the ESA); or (ii) a voluntary termination of employment for Good Reason (as defined in the ESA).

For purposes of the ESA, a Change in Control generally means: (a) a person acquires 25% or more of the voting power of the Company's outstanding securities; (b) a merger, consolidation or similar transaction that generally involves a change in ownership of at least 50% of the Company's outstanding voting securities; (c) a sale of all or substantially all of the Company's assets that generally involves a change in ownership of at least 50% of the Company's outstanding voting securities; or (d) during any period of two consecutive years or less, the incumbent directors cease to constitute a majority of the Board.

Further, Good Cause exists under the ESA if the executive, in the performance of his duties, engages in misconduct that causes material harm to the Company or is convicted of a criminal violation involving fraud or dishonesty. Finally, Good Reason exists under the ESA if there is a material diminution in the nature or the scope of the executive's authority, duties, rate of pay or incentive or retirement benefits; the executive is required to report to an officer with a materially lesser position or title; the Company relocates the executive by 50 miles or more; or the Company materially breaches the provisions of the ESA. However, Good Reason would not exist if the Company's reduction in benefits under an incentive or retirement plan is applicable to all other plan participants who are senior executives and either (1) the reduction is a result of an extraordinary decline in the Company's earnings, share price or public image or (2) the reduction is done to bring the plan(s) in line with the compensation programs of comparable companies.

The only benefits under the ESA that remain in effect for Messrs. Peterson and Turner are those relating to stock options and RSU awards granted prior to the respective dates of their participation in the Severance Plan. Under these provisions, upon a termination of employment meeting the criteria described above, Company stock options held by the executive prior to such participation date would become immediately exercisable and remain exercisable until the earlier of three years thereafter or the remaining term of the options, all restrictions on any Company restricted securities and RSUs held by the executive prior to such participation date would lapse, and all performance goals on Company performance-based awards held by the executive prior to such participation date would be deemed satisfied at the target level. Such benefits are quantified in the table that follows this discussion.

No gross-up payment would be made to cover any excise and related income tax liability arising under Sections 4999 and 280G of the Internal Revenue Code as a result of any payment or benefit arising under the ESA. Instead, the ESA provides for a reduction in amounts payable so that no excise tax would be imposed. However, a reduction in payments will not occur if the payment of the excise tax would produce a greater overall net after-tax benefit.

The ESA contains restrictive covenants that prohibit the executive from (1) associating with a business that is competitive with any line of business of the Company for which he provided services, without the Company's consent and (2) soliciting the Company's agents and employees. These restrictive covenants would remain in effect for two years following any termination of the executive's employment.

Saligram Compensation Arrangement.

Under the terms of his compensation arrangement, described above under the *CD&A* heading "*Mr. Saligram's Compensation Arrangement,*" if Mr. Saligram retires from the Company, or is terminated involuntarily without Good Cause (as defined in the applicable award agreement), in either case after three years of continuous employment with the Company, he is entitled to receive (subject to his execution of a separation agreement and general release) (i) a partial pro-rated bonus under the Bonus Plan for the year of termination based upon the number of days worked in the year of termination, on the basis of actual corporate performance levels as determined by the Board; (ii) continued vesting of previously granted RSU and stock option awards (subject to the satisfaction of any applicable performance conditions); and (iii) a three year period following termination or vesting (whichever is later), not to exceed the remaining term of the option, during which his options will remain exercisable. As of October 2022, Mr. Saligram had completed three consecutive years of employment with the Company. In connection with his pending retirement, Mr. Saligram and the Company in February 2023 entered into the Retirement Agreement described above under the CD&A section heading "*Mr. Saligram's Retirement Agreement.*"

2013 Incentive Plan and 2022 Incentive Plan.

If any awards under either the 2013 Incentive Plan or the 2022 Incentive Plan are replaced with equivalent equity awards upon a Change in Control, then upon a termination of employment without Good Cause or for Good Reason (as such terms are defined in the relevant plan document) within two years following the Change in Control, all such unvested awards become fully exercisable and all restrictions applicable to such awards will terminate or lapse.

2008 Plan/Supplemental ESP.

See the discussion under "*2022 Nonqualified Deferred Compensation—Deferred Compensation Plans—2008 Plan*" for an explanation of the benefits payable to a named executive officer upon the executive's termination of employment in connection with a Change in Control. See the discussion under "*2022 Nonqualified Deferred Compensation—Deferred Compensation Plans—Supplemental ESP*" for an explanation of the potential treatment of the benefits payable to a named executive officer in connection with a Change in Control. For purposes of the 2008 Plan and Supplemental ESP, a Change in Control is determined by reference to certain provisions of Section 409A of the Code.

Termination of Employment—No Change in Control.

Newell Brands Executive Severance Plan.

As of the date of this Proxy Statement, each of the named executive officers other than Mr. Saligram participates in the Severance Plan. Please see the *CD&A* section heading "*Newell Brands Executive Severance Plan*" for further information on this plan.

Saligram Compensation Arrangement.

Mr. Saligram is entitled to the benefits described above under "*Saligram Compensation Arrangement*", if he retires from the Company, or is terminated involuntarily without Good Cause (as defined in the applicable award agreement), in either case after three years of continuous employment with the Company, which Mr. Saligram completed in October 2022. In connection with his pending retirement, Mr. Saligram and the Company entered into the Retirement Agreement described above under the *CD&A* heading "*Mr. Saligram's Retirement Agreement.*"

Prior Compensation Arrangements.

Each of Mr. Peterson's and Mr. Turner's prior employment letters provided benefits to the executive upon certain terminations of employment prior to a Change in Control (as such term is defined in the respective ESA described above). Mr. Peterson and Mr. Turner became participants in the Severance Plan in February 2022 and August 2020, respectively. In doing so, each of them waived all of his rights to severance benefits under prior employment letters, other than any provisions thereof that apply to awards with respect to Company securities granted prior to the effective date of his participation in the Severance Plan. Under the remaining applicable terms of their prior employment letters, if terminated by the Company without Good Cause (as defined in the offer letter) prior to a Change in Control, each of Mr. Peterson and Mr. Turner is entitled to retain a pro-rated portion of his unvested stock options or LTIP awards granted prior to the date of his participation in the Severance Plan, which shall continue to vest according to their original respective vesting dates; provided that any PRSUs would only vest to the extent the applicable performance criteria are achieved. Receipt of such benefits is subject to the executive's execution of a customary release that contains non-solicitation and non-competition obligations.

2013 Incentive Plan and 2022 Incentive Plan.

The following applies to stock options and RSUs outstanding on December 31, 2022 under the 2013 Incentive Plan and 2022 Incentive Plan upon termination of employment, retirement generally and under the Company's retirement guidelines, death or disability. In the case of Mr. Saligram, "retirement" is defined in these awards as a voluntary or involuntary termination of employment after he has completed three consecutive years of continuous employment with the Company or any of its affiliates, other than an involuntary termination for Good Cause (as defined in the 2013 Incentive Plan) or a termination due to death or disability. As of October 2022, Mr. Saligram had completed three consecutive years of employment with the Company. In the case of all other named executive officers, "retirement" is defined as a voluntary or involuntary termination of employment after the grantee has either attained the age of sixty or attained age fifty-five with ten or more years of credited service, other than an involuntary termination for cause (as defined therein) or a termination due to death or disability.

Stock Options. In general, under stock options granted in 2019 and 2020, if an individual's employment terminates for any reason other than death, disability or retirement, then all of his or her options expire on, and cannot be exercised after, the date of his or her termination. However, under stock options granted pursuant to the 2020 LTIP, if such a termination of employment occurs during a blackout or other period during which the grantee is restricted from trading the Company's common stock, then the portion of the stock option vested as of such termination date shall expire 60 days after the close of such blackout or other period. Under stock options granted in 2021, if an individual's employment terminates for any reason other than death, disability or retirement, then all of his or her options expire on, and cannot be exercised after, the date that is 90 days after the date of such termination of employment. Under stock options granted pursuant to the 2022 LTIP, if an individual's employment terminates for any reason other than death, disability or retirement, then all of his or her options expire on, and cannot be exercised after, the date that is 90 days after the date of such termination of employment; provided that the option would otherwise expire during a blackout or other period during which the grantee is restricted from trading the Company's common stock, then the portion of the stock option vested as of such termination date shall instead expire 60 days after the close of such blackout or other period. Pursuant to stock option awards granted in 2019, 2020 and 2021, if the grantee's employment is terminated due to death, disability or retirement, all outstanding options will continue to vest (without regard to any continuous employment requirements but subject to any performance conditions) and be exercisable for a period of three years following the later of the date of vesting or termination of employment (or until the expiration of the term of the option, if earlier). Under stock option awards granted in 2022, if the grantee's employment is terminated due to death, disability or retirement, all outstanding options will continue to vest (without regard to any continuous employment requirements but subject to any performance conditions) and be exercisable for a period of five years following the termination of employment (or until the expiration of the term of the option, if earlier).

Restricted Stock Units (RSUs). For all outstanding RSUs, if the named executive officer's employment terminates due to death or disability, then all restrictions lapse, and all RSUs fully vest at target payout levels, on the date of his or her termination.

With respect to all outstanding RSUs granted to Mr. Saligram, if his employment terminates due to retirement, any unvested TRSUs and PRSUs will continue to vest in full, subject to the achievement of any applicable performance criteria. With respect to all other outstanding RSUs issued to named executive officers, if the individual's employment terminates due to retirement (i) at age 60 or later; or (ii) at age 55 or later with at least 10 years of service, any unvested TRSUs and PRSUs granted more than 12 months prior to the date of retirement will be pro-rated by dividing the full number of months worked since the grant date by the full number of months in the applicable vesting period; provided that annual PRSUs will not be pro-rated (and will vest in full subject to the achievement of the applicable performance criteria) if the executive retires at age 60 or later. The pro-rated awards (or full PRSUs for retirees over 60) will be paid out at the end of the original vesting schedule. Except in the case of Mr. Saligram, any RSUs granted less than 12 months from the date of retirement will be forfeited under these provisions.

Additional Provisions. All outstanding RSU and stock option agreements for the named executive officers include confidentiality, non-solicitation, non-competition and non-disparagement obligations. In addition, the Board may condition the grant of an equity award upon the executive entering into one or more agreements with the Company not to compete with, or solicit the customers or employees of, the Company. Further, for certain events, including in the event of termination of the executive's employment with the Company generally without cause or termination by an employee for Good Reason (as defined in the 2013 Incentive Plan or 2022 Incentive Plan, as applicable), the Board or the Committee has the discretion to accelerate the date as of which any stock option may become exercisable or to accelerate the date as of which the restrictions will lapse with respect to RSUs or other awards. Additional provisions described in this Proxy Statement may apply to the treatment of RSUs or stock options upon termination of a named executive officer's employment under the terms of the named executive officer's individual award letter, employment offer or ESA, or pursuant to the Severance Plan, as applicable.

2008 Plan/Supplemental ESP.

As mentioned above, Mr. Turner is fully vested in his Cash Account balance. All named executive officers currently eligible to participate in the Supplemental ESP are fully vested in their Supplemental ESP accounts. Under each of the 2008 Plan and Supplemental ESP, assuming a termination of employment on December 31, 2022, each eligible named executive officer would be entitled to the entire balance of his or her 2008 Plan Cash Account and Supplemental ESP account, as applicable, as reported in the "*Aggregate Balance at Last FYE*" column of the "*2022 Nonqualified Deferred Compensation*" table. See the discussion under "*2022 Nonqualified Deferred Compensation—Deferred Compensation Plans—2008 Plan*" and "*2022 Nonqualified Deferred Compensation—Deferred Compensation Plans—Supplemental ESP*" for an explanation of benefits payable to a named executive officer upon his or her termination of employment.

Change in Control Only—No Termination of Employment.

2013 Incentive Plan.

None of the outstanding unvested equity awards held by the named executive officers are "single trigger" that would vest on the occurrence of a change in control of the Company (assuming such awards are assumed and converted into new awards), and none of the named executive officers are entitled to any other "single trigger" benefits upon the occurrence of a change in control. Under the 2013 Incentive Plan and 2022 Incentive Plan, all awards that are not replaced with equivalent equity awards become fully exercisable or vested without restriction and awards that are earned but not paid become immediately payable in cash. These benefits do not require any termination of employment. Under the terms of the RSU agreements held by the named executive officers, PRSUs will be treated in the same manner as TRSUs following a Change in Control (as defined in the applicable plan) of the Company in that an unvested PRSU will have the same value as an unvested TRSU, and any unvested PRSU will either be replaced by a time- based equity award or become immediately vested, in either case assuming a target level of performance for the PRSUs.

For purposes of the above plans, a "Change in Control" generally has the same meaning as applicable for the ESAs. See "Employment Security Agreements" above.

Potential Payments upon Termination or Change in Control

The amounts set forth in the table below would be payable to or for each named executive officer, assuming no Change in Control (as defined in the applicable agreement or plan document) of the Company and that the named executive officer's employment were terminated on December 31, 2022, without cause or on account of death or disability (as defined by the applicable plan or agreement). The compensation included is only that which would have been payable as a result of the applicable triggering event.

The table below also quantifies the additional compensation and benefit amounts that would be payable to each named executive officer upon a qualifying termination within 24 months after a Change in Control (as described above) if such events occurred as of December 31, 2022. A qualifying termination consists of involuntary termination without Good Cause or voluntary termination by the executive for Good Reason, as defined by the applicable plan or agreement.

The compensation included is only that which would have been payable as a result of the applicable triggering event. The table below excludes the value of the amounts payable under deferred compensation plans that are disclosed in the "*2022 Nonqualified Deferred Compensation*" table on page 77.

NAME	BENEFIT	DEATH OR DISABILITY	INVOLUNTARY TERMINATION WITHOUT CAUSE	QUALIFYING TERMINATION WITHIN 24 MONTHS OF CHANGE IN CONTROL
Ravichandra K. Saligram	Severance Payment(1)(2)	—	—	—
	Pro rata Bonus Payment(3)(4)	582,400	582,400	582,400
	Value of Unvested RSUs/Options(5)(6)	7,408,407	7,408,407	7,408,407
	Health & Welfare Benefits(7)(8)	—	—	—
	Outplacement(9)	—	—	—
	Total Estimated Value	**7,990,807**	**7,990,807**	**7,990,807**
Christopher H. Peterson	Severance Payment(1)(2)	—	1,980,000	3,960,000
	Pro rata Bonus Payment(3)(4)	274,625	274,625	1,056,250
	Value of Unvested RSUs/Options(5)(6)	4,149,120	2,590,954	4,149,120
	Health & Welfare Benefits(7)(8)	—	7,260	14,520
	Outplacement(9)	—	25,000	25,000
	Total Estimated Value	**4,423,745**	**4,877,839**	**9,204,890**
Bradford R. Turner	Severance Payment(1)(2)	—	1,400,000	2,800,000
	Pro rata Bonus Payment(3)(4)	182,000	182,000	700,000
	Value of Unvested RSUs/Options(5)(6)	2,212,194	1,427,840	2,212,194
	Health & Welfare Benefits(7)(8)	—	7,260	14,520
	Outplacement(9)	—	25,000	25,000
	Total Estimated Value(10)	**2,394,194**	**3,042,100**	**5,751,714**
Kristine K. Malkoski	Severance Payment(1)(2)	—	1,031,250	2,062,500
	Pro rata Bonus Payment(3)(4)	117,813	117,813	406,250
	Value of Unvested RSUs/Options(5)(6)	1,340,295	1,061,105	1,340,295
	Health & Welfare Benefits(7)(8)	—	7,260	14,520
	Outplacement(9)	—	25,000	25,000
	Total Estimated Value	**1,458,108**	**2,242,428**	**3,848,565**
Michael P. McDermott	Severance Payment(1)(2)	—	1,031,250	2,062,500
	Pro rata Bonus Payment(3)(4)	199,063	199,063	403,000
	Value of Unvested RSUs/Options(5)(6)	1,296,869	899,953	1,296,869
	Health & Welfare Benefits(7)(8)	—	7,260	14,520
	Outplacement(9)	—	25,000	25,000
	Total Estimated Value	**1,495,932**	**2,162,526**	**3,801,889**

(1) *Severance Payment—Involuntary Termination Without Cause.* Under the terms of the CEO Offer Letter, Mr. Saligram no longer participates in the Severance Plan as of December 31, 2022. Under the Severance Plan, each of Messrs. Peterson, Turner and McDermott and Ms. Malkoski would receive one times the sum of base salary and target annual cash incentive award.

(2) *Severance Payment—Qualifying Termination Following Change in Control.* Under the terms of the CEO Offer Letter, Mr. Saligram no longer participates in the Severance Plan as of December 31, 2022. For all other named executive officers, the amount in this column represents a cash severance payment equal to two times the sum of their base salary and target annual cash bonus.

(3) *Pro rata Bonus—Death, Disability or Involuntary Termination without Cause.* All named executive officers would be entitled to a pro-rated annual cash bonus for the year of death, disability, or involuntary termination without cause, paid on the basis of actual performance. The Bonus Program for 2022 paid out at 26% for Messrs. Saligram, Peterson and Turner, 29% for Ms. Malkoski, and 49% for Mr. McDermott.

(4) *Pro rata Bonus—Qualifying Termination Following Change in Control.* All named executive officers would be entitled to a pro-rated annual cash bonus for the year of qualifying termination within 24 months of Change in Control, paid on the basis of target performance.

(5) *Value of Unvested RSUs/Options—Death, Disability, or Qualifying Termination Following a Change in Control.* Amounts in this row consist of RSUs and stock options that would vest upon death, disability, or qualifying termination following Change in Control (as defined in the 2013 Incentive Plan or 2022 Incentive Plan, as applicable), on December 31, 2022, with PRSUs payable at target. The value of the RSUs and stock options is based on the closing market price of the Company's common stock on December 30, 2022 ($13.08).

(6) *Value of Unvested RSUs/Options—Involuntary Termination without Cause.* Amounts in this row represent the value of the RSUs or stock options that would vest upon involuntary termination of employment without cause. The value of the RSUs and stock options is based on the closing market price of the Company's common stock on December 30, 2022 and assumes performance at the target (100%) payout level for all PRSUs. In the event of any voluntary or involuntary termination of Mr. Saligram's employment, other than an involuntary termination for Good Cause (as defined in the 2013 Incentive Plan) or a termination due to death or disability, as of December 31, 2022, Mr. Saligram would be entitled to full vesting of all of his outstanding RSU and stock option awards, which awards in each case would continue to vest on their respective vesting dates; provided that any PRSUs would only vest to the extent the applicable performance criteria were achieved. In the event he or she were terminated other than for Good Cause or resigns for Good Reason (as those terms are defined in the Severance Plan), Mr. Peterson would be entitled to pro-rata vesting of all outstanding RSU and stock option awards granted in 2022, Mr. Turner would be entitled to pro-rata vesting of all outstanding RSU and stock option awards granted in 2021 and 2022, and Mr. McDermott and Ms. Malkoski would be entitled to pro-rata vesting of all of their outstanding RSU and stock option awards, which awards in each case would continue to vest on their respective vesting dates; provided that any PRSUs would only vest to the extent the applicable performance criteria were achieved. Furthermore, because she was retirement eligible as of December 31, 2022 under the terms of her awards, in the event of any voluntary or involuntary termination of Ms. Malkoski's employment, without cause (as defined in the applicable award agreement), Ms. Malkoski would be entitled to full vesting of her PRSU awards granted in 2020 and 2021 and all of her outstanding stock option awards, which awards in each case would continue to vest on their respective vesting dates; provided that any PRSUs would only vest to the extent the applicable

performance criteria were achieved. In the event he were terminated other than for Good Cause (as defined in his applicable offer letter), Mr. Peterson would be entitled to pro-rata vesting of all outstanding RSU and stock option awards granted in 2020 and 2021, and Mr. Turner would be entitled to pro-rata vesting of all outstanding RSU and stock option awards granted in 2020, which awards in each case would continue to vest on their respective vesting dates; provided that any PRSUs would only vest to the extent the applicable performance criteria were achieved.

(7)   *Welfare Benefits for Severance Period—Involuntary Termination without Cause*. Amounts in this row consist of projected premiums for life, medical, dental, vision, accidental death and disability and disability policies, reduced by the amount of projected employee premiums and employee paid administrative charges, during the severance period for each named executive officer. For termination due to disability or termination without cause, amounts reflect projected costs for 12 months, with the exception of Mr. Saligram, who was not eligible for such benefits as of December 31, 2022.

(8)   *Welfare Benefits for Severance Period—Qualifying Termination following Change in Control.* Amounts in this row consist of projected premiums for life, medical, dental, vision, accidental death and disability and disability policies, reduced by the amount of projected employee premiums and employee paid administrative charges, during the severance period for each named executive officer. For a qualifying termination following Change in Control, amounts reflect projected costs for 24 months, with the exception of Mr. Saligram, who was not eligible for such benefits as of December 31, 2022.

(9)   *Outplacement Value*. Amounts in this row consist of projected costs of outplacement service provided to the executive upon termination of employment, with the exception of Mr. Saligram, who was not eligible for such benefits as of December 31, 2022.

(10)   *Potential Payment Reduction (Section 280G)*. For Mr. Turner, the total estimated value in the event of a qualifying termination within 24 months of a Change in Control may be subject to reduction in payments pursuant to the Severance Plan to avoid excise tax liability arising under Sections 4999 and 280G of the Internal Revenue Code.

PAY VERSUS PERFORMANCE TABLE

Year (a)	Summary Compensation Table Total for PEO (b)($)	Compensation Actually Paid to PEO (c)($)(1)(2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d)($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (e)($)(1)(2)	Value of Initial Fixed $100 Investment Based on: ($) Total Shareholder Return (f)(3)	Value of Initial Fixed $100 Investment Based on: ($) Peer Group Total Shareholder Return (g)(3)	Net Income (h)($M)(4)	Company Selected Measure - Adjusted Operating Cash Flow (i)($M)(5)
2022	10,296,665	(7,272,680)	3,046,371	(1,339,606)	78	124	197	(203)
2021	11,438,798	16,404,598	3,798,238	4,456,426	125	162	622	884
2020	9,804,500	11,542,086	3,746,444	4,184,661	117	133	(766)	1,435

(1)   Mr. Saligram served as our principal executive officer ("**PEO**") for the full year for each of 2022, 2021 and 2020. For 2022, our non-PEO named executive officers ("**NEOs**") included Messrs. Peterson, Turner and McDermott and Ms. Malkoski. For 2021, our non-PEO NEOs included Messrs. Peterson and Turner, Michal Geller and Laurel Hurd. For 2020, our non-PEO NEOs included Messrs. Peterson and Turner, Mses. Hurd and Malkoski and David Hammer.

(2)   The amounts presented in these columns are inclusive of PRSUs, which reflect management's estimate of performance against their respective targets at each applicable year-end. The fair value of TRSUs was calculated based on a 100% payout assumption.

The fair value of stock options reported for Compensation Actually Paid purposes was estimated using a Black-Scholes option pricing model and used both historical data and current market data to estimate the fair value of options and required several assumptions. The assumptions used in estimating fair value for awards granted during 2019-2022 were as follows:

Grant Year	2022	2021	2020	2019
Volatility	45.1 – 45.5%	42.8 – 45.0%	43.1 – 45.8%	43.9 – 45.5%
Expected life (in years)	5.5 – 5.6 years	4.9 – 5.6 years	4.3 – 5.5 years	4.3 – 5.2 years
Expected dividend yield	4.8%	4.8 – 5.1%	4.8 – 5.1%	4.6 – 5.1%
Risk-free rate	3.9%	1.3 – 4.0%	0.4 – 4.0%	0.9 – 4.1%

For each of 2022, 2021 and 2020, the values included in this column for the compensation actually paid to our PEO and the average compensation actually paid to our Non-PEO NEOs reflect the following adjustments to the values included in column (b) and column (d), respectively:

PEO	2022	2021	2020
Summary Compensation Table Total for PEO (column (b))	$10,296,665	$11,438,798	$9,804,500
- aggregate change in actuarial present value of accumulated pension benefits under all defined benefit and actuarial pension plans reported in the SCT	$0	$0	$0
+ service cost of pension benefits	$0	$0	$0
+ prior service cost of pension benefits	$0	$0	$0
- SCT Stock Awards column value	$(5,380,300)	$(4,693,471)	$(4,222,024)
- SCT Option Awards column value	$(2,772,852)	$(2,434,432)	$(1,500,146)
+ fair value as of year-end of all equity awards granted in the covered fiscal year that are outstanding and unvested as of the end of the covered fiscal year	$2,026,462	$7,224,684	$7,288,581
+/- amount equal to the change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year	$(10,392,039)	$1,961,283	$171,175
+ for awards granted and vesting in the same fiscal year, vesting date fair value	$0	$0	$0
+/- amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value of any awards granted in prior fiscal years for which all applicable vesting conditions were met at the end of the covered fiscal year	$(1,050,616)	$2,907,737	$0
- for any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, amount equal to the fair value at the end of prior fiscal year	$0	$0	$0
+ dollar value of dividends or other earnings paid on equity awards in the covered fiscal year prior to the vesting date not otherwise included in total compensation for the covered fiscal year	$0	$0	$0
+ excess fair value for option/SAR award modifications	$0	$0	$0
Compensation Actually Paid to PEO (column (c))	$(7,272,680)	$16,404,598	$11,542,086

NON-PEO NEOs	2022	2021	2020
Average SCT Total for Non-PEO NEOs (column (d))	$3,046,371	$3,798,238	$3,746,444
- aggregate change in actuarial present value of accumulated pension benefits under all defined benefit and actuarial pension plans reported in the SCT	$0	$0	$(6,634)
+ service cost of pension benefits	$0	$0	$0
+ prior service cost of pension benefits	$0	$0	$0
- SCT Stock Awards column value	$(1,328,977)	$(1,542,391)	$(1,296,172)
- SCT Option Awards column value	$(673,594)	$(699,172)	$(436,645)
+ fair value as of year-end of all equity awards granted in the covered fiscal year that are outstanding and unvested as of the end of the covered fiscal year	$503,230	$2,179,761	$2,069,913
+/- amount equal to the change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year	$(3,434,688)	$623,469	$212,016
+ for awards granted and vesting in the same fiscal year, vesting date fair value	$0	$0	$0
+/- amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value of any awards granted in prior fiscal years for which all applicable vesting conditions were met at the end of the covered fiscal year	$548,052	$96,521	$23,929
- for any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, amount equal to the fair value at the end of prior fiscal year	$0	$0	$(128,190)
+ dollar value of dividends or other earnings paid on equity awards in the covered fiscal year prior to the vesting date not otherwise included in total compensation for the covered fiscal year	$0	$0	$0
+ excess fair value for option/SAR award modifications	$0	$0	$0
Average Compensation Actually Paid to Non-PEO NEOs (column (e))	$(1,339,606)	$4,456,426	$4,184,661

(3)   For each of 2022, 2021 and 2020, total shareholder return for the Company and the peer group was calculated as the yearly percentage change in cumulative total shareholder return based on a deemed fixed investment of $100 at market close on December 31, 2019. The yearly percentage change in cumulative total shareholder return was measured as the quotient of (a) the sum of (i) the cumulative amount of dividends per share for the period from December 31, 2019 through and including the last day of the covered fiscal year (the "**Measurement Period**"), assuming dividend reinvestment, plus (ii) the difference between stock price per share at the end and the beginning of the Measurement Period, divided by (b) stock price per share at the beginning of the Measurement Period. For purposes of this pay versus performance disclosure, our peer group is the Dow Jones Consumer Goods Index (the "**Peer Group**"). Because fiscal years are presented in the table in reverse chronological order (from top to bottom), the table should be read from bottom to top for purposes of understanding cumulative returns over time.

(4)   Net Income. During the fourth quarter of 2022, the Company elected to change its method of accounting for certain inventory in the U.S. from the last-in, first-out ("**LIFO**") method to the first-in, first-out ("**FIFO**") method. All prior periods presented have been retrospectively adjusted to apply the new method of accounting.

(5)   Adjusted Operating Cash Flow. Adjusted operating cash flow is publicly reported operating cash flow, excluding the impact of cash costs related to the extinguishment of debt, debt and equity related financing costs, cash expenditures and tax payments associated with the acquisition or divestiture of a business unit or line of business, and other unanticipated, extraordinary, non-budgeted cash expenditures as determined by the Committee. Adjusted operating cash flow includes disposal proceeds for ordinary course and restructuring related asset sales.

Pay Versus Performance Relationship Descriptions

The following comparisons provide descriptions of the relationships between certain figures included in the Pay Versus Performance table for each of 2022, 2021, and 2020, including: (a) a comparison between our cumulative total shareholder return and the total shareholder return of the Peer Group; and (b) comparisons between (i) the compensation actually paid to the PEO and the average compensation actually paid to our non-PEO NEOs and (ii) each of the performance measures set forth in columns (f), (h) and (i) of the Pay Versus Performance table.







Tabular List

The following table lists the three financial performance measures that we believe represent the most important financial performance measures we use to link compensation actually paid to our NEOs for fiscal 2022 to our performance:

Tabular List of Financial Performance Measures
➢   *Adjusted Operating Cash Flow (See above)*
➢   *Adjusted EPS (1)*
➢   *Core Sales Growth (2)*

(1)   <u>Adjusted Earnings Per Share ("**EPS**").</u> Adjusted earnings per share is the Company's reported earnings per share, excluding the impact of charges which the Company normalizes for public reporting.

(2)   <u>Core Sales Growth.</u> Core sales growth is calculated on the same basis as the Company's publicly reported metric and excludes the impact of acquisitions, divestitures, currency changes, retail store openings and closings, and those market and business exits and other items excluded from the Company's publicly reported core sales growth.

2022 Director Compensation

This table discloses all compensation provided to each non-employee director of the Company in 2022.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Bridget Ryan Berman	132,500	159,982	2,299	294,781
Patrick D. Campbell (Chairperson)	300,000	159,982	—	459,982
James R. Craigie	137,500	159,982	2,638	300,120
Brett M. Icahn	115,000	159,982	—	274,982
Jay L Johnson	115,000	159,982	1,445	276,427
Gerardo I. Lopez	115,000	159,982	449	275,431
Courtney R. Mather	132,500	159,982	—	292,482
Judith A. Sprieser	137,500	159,982	1,012	298,494
Robert A. Steele	118,750	159,982	3,500	282,232

(1)   *Fees Earned or Paid in Cash*. Includes all meeting and retainer fees paid quarterly in cash or deferred pursuant to the Company's 2008 Plan. Each of the following directors elected to defer receipt of their quarterly cash retainer fees pursuant to the 2008 Plan, and the cash fees they earned in 2022 were deemed invested in phantom stock units through a stock fund that tracks the performance of the Company's common stock, which resulted in deferring receipt of the cash equivalent of the following number of shares: Mr. Craigie, 7,242 shares; and Mr. Mather, 6,979 shares. The aforementioned phantom stock units are subject to dividend reinvestment. After the end of Mr. Craigie's and Mr. Mather's service on the Board, each will receive the cash value of the phantom stock units and accrued dividend reinvestments.

(2)   *Stock Awards*. The amounts in this column reflect the grant date fair value, calculated in accordance with ASC 718, of the award of 7,082 RSUs to each director other than Mr. Saligram on May 5, 2022 under the 2022 Incentive Plan. The RSUs are scheduled to vest on the earlier of: (i) the first anniversary of the date of the grant; or (ii) the date immediately preceding the date of the annual meeting of stockholders in the following year, in each case provided the director remains on the Board until such date (the "**Vesting Period**"). During the Vesting Period, when a cash dividend is paid on the Company's common stock, each director is credited with a corresponding dividend equivalent with respect to their RSUs which will be paid in cash to each director at the end of the Vesting Period. The number of whole RSUs granted to each non-employee director on May 5, 2022 was determined by dividing $160,000 by the fair market value of a share of common stock on the date of grant, $22.59. In addition, Messrs. Campbell, Craigie, Johnson and Mather elected to defer receipt of their 7,082 RSUs. Their deferred RSUs will convert to an equal number of shares of the Company's common stock after each of them retires from the Board, and, at that time, each of them will also receive the cash value of reinvested dividends paid on the Company's common stock since the end of the Vesting Period. As of December 31, 2022, each of the non-employee directors then serving on the Board held 7,082 unvested RSUs.

(3)   *All Other Compensation*. The amount in this column represents non-employee director reimbursements for the purchase of Company products.

Non-employee directors of the Company are paid an annual cash retainer of $115,000 (the Chairperson of the Board is paid an annual retainer of $300,000). Additional annual cash retainers are paid to Committee Chairs as follows: Audit Committee, $25,000; Finance Committee, $20,000; Nominating/Governance Committee, $25,000; and Compensation and Human Capital Committee, $25,000. Annual cash retainers are paid in quarterly installments, and non-employee directors who join or leave mid-year may receive adjustments to their quarterly installments accordingly. Each director is eligible to participate in the Company's 2008 Plan and is permitted to defer up to 100% of director fees under the terms of that plan. Non-employee directors also receive an annual RSU award valued at $160,000, with the number of RSUs determined by the fair market value of a share of the Company's common stock on the date of grant. The RSU award is typically made in May of each year and vests on the earlier of: (i) the first anniversary of the date of the grant; or (ii) the date immediately preceding the date of the annual meeting of stockholders in the following year, in each case provided the director remains on the Board until such date. The 2022 Incentive Plan allows discretionary grants to non-employee directors of stock options, stock awards and stock units.

The 2008 Plan permits non-employee directors of the Company to defer receipt of any common stock of the Company that such non-employee directors may otherwise be entitled to receive at the end of the vesting period for any annual RSU award. Directors who elect to defer annual RSU vesting receive, on the scheduled RSU vesting date, a quantity of phantom stock units that is equal to the quantity of their deferred RSUs. Pursuant to the 2008 Plan, non-employee directors holding phantom stock units converted from annual RSU awards are entitled to exchange their phantom stock units for an equal number of shares of Company common stock after such non-employee director's separation from the Board. In this case, notional dividend reinvestment applies to the phantom stock units during the deferral period, so that, at the end of the deferral period, the director receives the shares of common stock originally granted as well as the cash value of all dividends paid and reinvested during the deferral period. Other than the timing of when shares of Company common stock may be received by non-employee directors, the deferral election provisions do not otherwise materially alter RSU awards granted to all directors, which continue to be administered and redeemed in accordance with the terms of the RSU awards and the related incentive plan. This deferral election may be made once per calendar year and is irrevocable for RSU awards granted while the director's election was in effect.

Pursuant to the 2008 Plan, non-employee directors are eligible to defer quarterly cash retainer fees to a stock fund that tracks the performance of the Company's common stock. Fees invested in this manner are subject to notional dividend reinvestment. The aggregate value of the fund and dividend reinvestment proceeds are paid out as cash to the non-employee director after the end of his or her service on the Board. This deferral election may be made once per calendar year and is irrevocable for cash fees earned and deferred while the director's election was in effect.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information, as of December 31, 2022, relating to equity compensation plans of the Company under which the Company's common stock is authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(3)
Equity compensation plans approved by security holders	13,886,004	$22.55	51,115,039
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1)   The number shown in column (a) is the number of shares that, as of December 31, 2022, may be issued upon exercise of outstanding options (6,526,212 options outstanding as of December 31, 2022) and vesting of RSUs (7,359,792 RSUs outstanding as of December 31, 2022) under the stockholder-approved 2022 Incentive Plan and 2013 Incentive Plan. The 7,359,792 RSUs are comprised of 1,503,543 TRSUs and 5,856,249 PRSUs. 5,780,456 PRSUs, depending on the level of achievement of specified performance and market conditions, may range from a maximum payout of 200% (which is shown) to a minimum payout of 0% of the number of PRSUs granted. This column assumes that the PRSUs pay out at maximum or 200%.

(2)   The price shown in column (b) is the weighted-average exercise price of outstanding stock options.

(3)   The amount shown in column (c) is the number of shares that, as of December 31, 2022, may be issued upon exercise of options and other equity awards (including awards other than options, warrants or rights) that may be granted in the future under the 2022 Incentive Plan. For purposes of this column, the number reflects the payout on outstanding PRSUs at maximum or, as applicable, 200%. A payout at target or 100% on such outstanding PRSUs would result in a reduction of the deemed issuance of shares by 153,658 shares and the number of securities remaining available for future issuance under the 2022 Incentive Plan would increase to approximately 51,268,697. Every share issued pursuant to an RSU award under the 2022 Incentive Plan decreases availability under such plan by 2.55 shares.

PAY RATIO

The Dodd-Frank Act and the compensation disclosure rules of the SEC require the Company to disclose the ratio of the annual total compensation of the CEO (the "**CEO Compensation**") to the median of the annual total compensation of the employees of the Company and its consolidated subsidiaries (other than the CEO) (the "**Median Annual Compensation**").

For 2022, the Median Annual Compensation was $37,644 and the CEO Compensation was $10,296,665; accordingly, the CEO Compensation was approximately 274 times that of the Median Annual Compensation. This calculated "pay ratio" is a reasonable estimate determined in a manner consistent with Item 402(u) of Regulation S-K. The Company refers to the employee who received the Median Annual Compensation as the "median employee."

The Company used the following methodology to make the determinations for identifying the median employee:

- As of December 31, 2022 (the "**Determination Date**"), the Company's employee population consisted of 28,597 individuals (other than the CEO) working at the Company and its consolidated subsidiaries, with 13,839, or approximately 48%, of these individuals located in the United States and Canada and 14,758, or approximately 52%, of these individuals located outside the United States and Canada.

- The pay ratio disclosure rules provide an exemption for companies to exclude non-U.S. employees from the median employee calculation if all employees in a particular jurisdiction (and the total number of employees excluded from all jurisdictions) account for 5% or less of the company's total number of employees. The Company applied this de minimis exemption when identifying the median employee by excluding 1,428 employees in the following jurisdictions: Colombia (141), Hungary (149), India (624), Poland (377), South Africa (9), Thailand (94), Turkey (28) and Uruguay (6). After taking into account the de minimis exemption, 27,169 employees were considered when identifying the median employee.

- To identify the median employee from the remaining 27,169 employees, the Company conducted an analysis of the compensation of its employee population as of the Determination Date.

- The Company selected base salary or base wages for the period beginning on January 1, 2022 and ending on December 31, 2022 as our consistently applied compensation measure, as it reasonably reflects the annual compensation of the Company's employees.

- The Company then selected the median employee from within that group based on the consistently applied compensation measure. The Company annualized compensation of all permanent employees who were hired in 2022 but did not make a full-time equivalent adjustment for any part-time employee.

The CEO Compensation is the amount reported for 2022 in the "*Total*" column of the "*2022 Summary Compensation Table*" for Mr. Saligram.

This ratio is a reasonable estimate calculated using a methodology consistent with the SEC rules, as described above. As the SEC rules allow for companies to adopt a wide range of methodologies, to apply country exclusions and to make reasonable estimates and assumptions that reflect their compensation practices to identify the median employee and calculate the CEO pay ratio, the pay ratios reported by other companies may not be comparable to the Company's pay ratio reported above.

CERTAIN BENEFICIAL OWNERS

As of February 24, 2023, the only persons or groups that are known to the Company to be beneficial owners of more than 5% of the outstanding common stock are:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
BlackRock 55 East 52nd Street New York, NY 10055	55,564,221	13.40%(1)
Pzena Investment Management, LLC 320 Park Avenue, 8th Floor New York, NY 10022	47,361,679	11.44%(2)
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	44,046,325	10.64%(3)
Mr. Carl C. Icahn c/o Icahn Capital LP 16690 Collins Avenue PH-1 Sunny Isles Beach, FL 33160	33,070,432	7.99%(4)
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	22,420,824	5.41%(5)
JPMorgan Chase & Co. 383 Madison Avenue New York, NY 10179	22,076,283	5.30%(6)

*   Percent of class is calculated based on 414,127,306 shares outstanding as of February 24, 2023

(1)   As reported in a statement on Schedule 13G/A filed with the SEC on January 23, 2023, by BlackRock, Inc. According to the filing, BlackRock, Inc. has sole voting power over 52,537,954 of such shares and sole dispositive power over all of the shares.

(2)   As reported in a statement on Schedule 13G/A filed with the SEC on January 20, 2023, by Pzena Investment Management, LLC. According to the filing, Pzena Investment Management, LLC, has sole voting power over 41,047,785 of such shares and sole dispositive power over all of the of such shares.

(3)   As reported in a statement on Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group, Inc. According to the filing, The Vanguard Group, Inc. has sole voting power over none of the shares, shared voting power over 552,779 of such shares, sole dispositive power over 42,437,014 of such shares and shared dispositive power over 1,609,311 of such shares.

(4)   As reported in a statement on Form 13F filed with the SEC on February 14, 2023. Per the Form 13F filing, Mr. Carl Icahn has shared voting authority on all of the shares.

Mr. Brett Icahn may be considered to have formed a "group" with the other Mr. Carl Icahn and certain of Mr. Carl Icahn's controlled entities within the meaning of Section 13(d)(3) of the Exchange Act by virtue of Mr. Brett Icahn being a party to the Nomination Agreement. However, Mr. Brett Icahn expressly disclaims for all purposes beneficial ownership of the 33,070,432 shares of Company common stock beneficially owned by Mr. Carl Icahn.

(5)   As reported in a statement on Scheduled 13G filed with the SEC on February 7, 2023, by State Street Corporation. According to the filing, State Street Corporation, has sole voting power of none of the shares, shared voting power over 18,206,537 of such shares and sole dispositive power over none of the shares and shared dispositive power over 22,418,689 shares.

(6)   As reported in a statement on Schedule 13G filed with the SEC on January 23, 2023, by JPMorgan Chase & Co. According to the filing, JPMorgan Chase & Co. has sole voting power over 21,618,943 of such shares and sole dispositive power over 22,017,777 shares and shared dispositive power over 1,755 shares.

The following table sets forth information as to the beneficial ownership of shares of common stock of each director, including each nominee for director, and each named executive officer and all directors and executive officers of the Company, as a group, as of February 24, 2023, and David Willetts, who joined the Board on March 15, 2023. Except as otherwise indicated in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth therein.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Bridget Ryan Berman	33,253(1)	*
Patrick D. Campbell	68,477	*
James R. Craigie	45,962(2)	*
Gary Hu	—	*
Brett M. Icahn**	593,003(3)	*
Jay L. Johnson	4,928	*
Gerardo I. Lopez	54,544	*
Courtney R. Mather	11,734	*
Judith A. Sprieser	5,167	*
Stephanie Stahl	—	*
Robert A. Steele	32,268	*
David Willetts	0	*
Ravichandra K. Saligram	2,117,215(4)(6)	*
Christopher H. Peterson	691,467(6)	*
Bradford R. Turner	387,922(6)	*
Kristine K. Malkoski	120,969(5)(6)	*
Michael P. McDermott	110,865(6)	*
All directors and executive officers as a group	**4,607,105(7)**	**1.1%**

*   Represents less than 1% of the Company's outstanding common stock.

**   Brett Icahn served on the Board until March 13, 2023.

(1)   Includes 135 shares held directly by Ms. Ryan Berman's spouse.

(2)   Includes 12,500 shares held by B and CC Family Holdings LLC, of which Mr. Craigie is the manager and owns a 1% interest. Also includes 1,594 shares held in two trusts, 797 shares for each trust, for Mr. Craigie's children. As Trustee, Mr. Craigie has shared investment and voting power with respect to the shares of common stock held in each trust.

(3)   Includes 122,000 shares beneficially owned by a charitable foundation controlled by Mr. Brett Icahn.

(4)   Includes 35,000 shares beneficially owned by Mr. Saligram through the Ravichandra K. Saligram Revocable Trust, for which he is the Trustee.

(5)   Includes 10,850 shares held in a joint account with her spouse.

(6)   Includes the following aggregate amounts of vested options, as applicable to each individual: for Mr. Saligram, 2,024,387 options; for Mr. Peterson, 385,056 options; for Mr. Turner, 215,559 options; for each of Ms. Malkoski and Mr. McDermott, 100,361 options.

(7)   Includes an aggregate amount of 3,047,091 vested options and 10,000 unvested options that will vest within 60 days for all directors and executive officers as a group.

AUDIT COMMITTEE REPORT

The Audit Committee is appointed annually by the Board and currently consists of four members, all of whom are "independent directors" for purposes of the Audit Committee under the applicable SEC regulations, the applicable Nasdaq rules and the Company's Corporate Governance Guidelines, and each of Ms. Sprieser and Mr. Johnson qualifies as an "audit committee financial expert" within the meaning of the applicable SEC regulations. The Audit Committee fulfills its responsibilities through periodic meetings with the Company's independent registered public accounting firm, internal auditors and management. During 2022, the Audit Committee met 9 times. The Audit Committee acts under a written charter which was most recently updated by the Board in November 2020. A copy of the Audit Committee's current charter is available under the "Corporate Governance" link under the Investors tab on the Company's website at: *www.newellbrands.com.*

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements, for establishing and maintaining internal control over financial reporting and for assessing the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year. The Company's independent registered public accounting firm is responsible for planning and carrying out an audit of the Company's annual financial statements and the Company's internal control over financial reporting, and expressing opinions as to the conformity of the financial statements with generally accepted accounting principles and the effectiveness of internal control over financial reporting, based on its audits.

The Audit Committee discussed with the Company's internal auditors and its independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and representatives of the Company's independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K with management. The Audit Committee also reviewed and discussed with representatives of the Company's independent registered public accounting firm their judgments as to the quality, not just the acceptability, of the Company's accounting principles and underlying estimates in its financial statements, and the matters required to be discussed pursuant to the PCAOB's Auditing Standards on Communications with Audit Committees, as currently in effect. The Audit Committee has received from the independent registered public accounting firm the written disclosures regarding their independence required by PCAOB Rule No. 3526, Communication with Audit Committees Concerning Independence, as currently in effect, and has discussed with representatives of the Company's independent registered public accounting firm the firm's independence from management and the Company. Finally, the Audit Committee has received written confirmations with respect to non-audit services performed by the independent registered public accounting firm and has considered whether such non-audit services are compatible with maintaining the firm's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

This report is submitted on behalf of the members of the Audit Committee:

Judith Sprieser, Chair
Jay L. Johnson
Gerardo I. Lopez
Courtney R. Mather

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP ("**PwC**") as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2023. Representatives of PwC are expected to be present at the Annual Meeting to answer appropriate questions and, if they so desire, to make a statement. If the stockholders should fail to ratify the appointment of the independent registered public accounting firm, the Audit Committee would reconsider the appointment.

The Board unanimously recommends that you vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.

Fees of Independent Registered Public Accounting Firm for 2022 and 2021

The following table sets forth the amount of audit fees, audit-related fees, tax fees, and all other fees billed for services by PwC for the fiscal years 2022 and 2021. All audit and non-audit services provided to the Company by the independent registered public accounting firm are pre-approved by the Audit Committee, and the Audit Committee considers the provision of such non-audit services when evaluating the accounting firm's independence.

Description of Fees	Amount of Fees in Fiscal Year 2022 (In millions)	Amount of Fees in Fiscal Year 2021 (In millions)
Audit Fees (1)	$13.3	$12.8
Audit-Related Fees (2)	$0.0	$0.2
Tax Fees (3)	$4.1	$1.6
All Other Fees (4)	$0.0	$0.0

(1)   Includes fees for professional services rendered for the audits of the Company's annual consolidated financial statements and internal control over financial reporting, reviews of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q, issuances of comfort letters and consents for securities offerings, statutory audits required internationally and for other services that only the Company's independent registered public accounting firm can reasonably provide.

(2)   Includes fees for professional services rendered related primarily to accounting consultations and procedures related to various other audit and special reports.

(3)   Includes fees for professional services in connection with tax compliance, planning and advice.

(4)   Includes fees for advisory services, as well as software license fees related to research and benchmarking.

PROPOSAL 3—ADVISORY RESOLUTION TO
APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "**Dodd-Frank Act**") Section 14A of the Exchange Act, the Company is required to submit to stockholders a resolution subject to an advisory vote to approve the compensation of the Company's named executive officers. The advisory vote on named executive officer compensation is currently presented annually to our stockholders.

The Board encourages stockholders to carefully review the "*Executive Compensation*" section of this Proxy Statement, including the *CD&A* and the *Executive Compensation Tables*, for a thorough discussion of the Company's compensation program for named executive officers. The Company's executive compensation objectives are to: motivate its executives to meet or exceed the Company's performance goals; reward individual performance and contributions; link the financial interests of executives and stockholders; and attract and retain the best possible executive talent. The Company has pursued these objectives by:

- Having a significant portion of each executive officer's total compensation directly tied to achieving the Company's performance goals;

- Using RSUs and stock options to provide long-term incentive compensation and to link the financial interests of its executives with those of its stockholders;

- Using compensation information compiled from a custom comparator group and published compensation surveys to help set compensation at competitive levels;

- Maintaining a clawback policy that allows for the recoupment of incentives in certain circumstances;

- Maintaining stock ownership guidelines for named executive officers; and

- Prohibiting the hedging or pledging of shares of the Company's common stock by named executive officers.

Accordingly, the following resolution is submitted for an advisory stockholder vote at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."

As this is an advisory vote, the result will not be binding on the Company, the Board of Directors or the Committee, although the Board of Directors and the Committee will carefully consider the outcome of the vote when evaluating the Company's compensation program.

The Board unanimously recommends that you vote FOR the advisory resolution to approve named executive officer compensation.

PROPOSAL 4: ADVISORY VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTE

The Dodd-Frank Act and Section 14A of the Securities Exchange Act of 1934 also requires the Company to submit to stockholders periodically a resolution subject to an advisory vote as to whether the stockholder vote to approve named executive officer compensation should occur every one year, two years or three years. The last such advisory vote was at the Company's 2017 Annual Meeting of Stockholders (the "**2017 Annual Meeting**").

At the 2017 Annual Meeting over 91% of votes cast, including abstentions, in the advisory vote on the frequency of future advisory votes on executive compensation were for such vote to occur every year, and our Board of Directors approved this approach. The Company has had an advisory vote on executive compensation at each annual meeting of stockholders since the 2011 Annual Meeting. The Board of Directors values the stockholders' opinions and believes it would benefit from direct, timely feedback on the Company's executive compensation program, and as such, continues to believe this approach is appropriate and in the best interests of the Company. Accordingly, the Board of Directors recommends that stockholders vote for every "one year" as the frequency of the advisory vote on executive compensation.

The following resolution is submitted for an advisory stockholder vote at the annual meeting:

"RESOLVED, that the stockholders advise the Company to hold a stockholder advisory vote on the approval of the compensation of the Company's named executive officers every:

- one year,

- two years or

- three years."

As this is an advisory vote, the result will not be binding on the Company, the Board of Directors or the Compensation and Human Capital Committee. However, the Board of Directors and the Committee and Human Capital Committee will carefully consider the outcome of the vote when determining the frequency of the stockholder advisory vote to approve the compensation of the Company's named executive officers.

The Board of Directors unanimously recommends a vote FOR ONE YEAR as the frequency of the stockholder advisory vote to approve the compensation of the Company's named executive officers.

PROPOSAL 5 – PROPOSAL TO AMEND THE STOCKHOLDERS' RIGHT TO ACTION BY WRITTEN CONSENT

John Chevedden, whose address and share ownership will be furnished promptly by the Company upon receipt of an oral or written request, submitted the following proposal:

Proposal 5 - Improve Shareholder Written Consent



Shareholders request that our board of directors take the steps necessary to enable 15% of shares to request a record date to initiate written consent without a length of stock ownership requirement.

Currently it takes the formal backing of 15% of all shares entitled to vote to simply request a record date. And all shares held for less than one unbroken year are 100% disqualified. Thus the owners of a given 15% of all shares entitled to vote, owned for one unbroken year, could find that they own 30% of all shares entitled to vote when their shares owned for less than one-year are included.

This means that it could take the formal backing of the owners of 30% of shares to do so little as to apply for a record date.

Plus any action taken by written consent would still need more than a 63% supermajority approval from the shares that normally cast ballots at the annual meeting. This 63%-vote requirement gives substantial protection to management entrenchment and it is also a strong deterrent to any shareholders who might think lightly of initiating written consent.

Enabling 15% of shares to apply for a record date for written consent, without a length of stock ownership requirement, is more than reasonable because scores of companies do not even require 01% of stock ownership to do so little as request a record date. And a 15% stock ownership is substantially higher than the 3% of shares required to initiate shareholder proxy access at Newell Brands.

This proposal topic won 44% support at the 2021 Newell Brands annual meeting. The 44% support likely means a majority vote from the shares that have access to independent proxy voting advice to make a more informed voting decision. The Board of Directors should respect this majority vote.


Please vote yes:
Proposal 5 - Improve Shareholder Written Consent


BOARD OF DIRECTORS STATEMENT OF OPPOSITION

The Board of Directors opposes this proposal and unanimously recommends that you vote AGAINST it for the following reasons.

The Board of Directors has given careful consideration to the stockholder proposal to amend the right to act by written consent and related procedural safeguards and believes that the proposal is not in the best interests of the Company or its stockholders.

The Current One-Year Continuous Ownership Requirement Aligns with Stockholder Feedback

The Company provides stockholders with the right to act by written consent. To request a record date to initiate action by written consent, a stockholder (or a group of stockholders) must own at least 15% of our outstanding common stock (the "ownership threshold") and have continuously held such common stock for at least one year. These procedural safeguards set appropriate thresholds to protect our stockholders from potential abuse of the right and the imposition of significant costs on the Company.

The existing right to act by written consent and the related procedural safeguards were overwhelmingly approved by stockholders at the 2019 Annual Meeting of Stockholders. Approximately 96% of the votes cast supported the proposal, which constituted over 80% of our shares outstanding.

Despite the stockholders' overwhelming support in 2019, Mr. Chevedden has repeatedly attempted to reduce the procedural safeguards surrounding the right to act by written consent. At the 2021 Annual Meeting of Stockholders, Mr. Chevedden proposed to reduce the ownership threshold from 15% to 10%. This proposal did not receive the majority support of stockholders in 2022. It only received 44% of the votes cast, constituting approximately 34% of our shares outstanding—less than half the support that the existing right to act by written consent received at the 2019 Annual Meeting of Stockholders.

Accordingly, our Board of Directors believes that our stockholders' right to act by written consent and the related procedural safeguards continues to be aligned with stockholder feedback and that the one-year holding requirement remains in the best interests of stockholders.

A One-Year Continuous Ownership Requirement Serves an Important Gatekeeping Function

The Company supports our stockholders' right to act by written consent, which is evidenced by the fact that the Company itself proposed the adoption of such right at the 2019 Annual Meeting of Stockholders. However, utilizing the right to act by written consent can potentially circumvent the important deliberative process of a stockholder meeting. If the Company were to remove the one-year continuous ownership requirement, short-term investors would be incentivized to avoid the procedural safeguards required to call a special meeting and instead pursue action by written consent. Consequently, the one-year continuous ownership requirement serves as an important deterrent to such investors.

For the reasons stated above, the Board of Directors believes that the Company's current one-year continuous ownership requirement strikes the appropriate balance between allowing stockholders to act on important matters that arise between annual meetings and disincentivizing short-term stockholders from disrupting long-term stockholder value creation with narrow agendas. The Board of Directors, therefore, continues to believe that at least a one-year continuous ownership requirement should remain a threshold for requesting a record date to act by written consent.

Action by Written Consent Does Not Require a Supermajority

The proponent erroneously suggests that the Company's bylaws impose a supermajority voting requirement to approve stockholder actions by written consent. In truth, stockholders need only approve actions by a simple majority.

Consequently, the Board of Directors does not believe our voting standard protects "management entrenchment," as stated by the proponent, nor do we believe that it deters stockholder action. To the contrary, the Company's lack of a supermajority voting requirement makes the one-year continuous ownership requirement all the more important as a safeguard against the potential abuses of short-term-oriented investors pursuing a self-interested agenda not shared by stockholders generally.

The Company is Committed to Strong Corporate Governance and Stockholder Engagement which Ensure Accountability and Promote Long-Term Stockholder Value

The Board of Directors continues to believe that the one-year continuous ownership requirement is an appropriate threshold, particularly when evaluated in the context of the Company's high standards of corporate governance and established commitment to good governance practices. For example, as discussed elsewhere in this Proxy Statement:

- All of the Company's directors are elected annually; by a majority of votes cast (in uncontested director elections) and are independent, with the exception of the CEO;

- Stockholders have the ability to act by written consent and the right to call a special meeting of stockholders;

- There are no supermajority provisions in the Company's charter or By-Laws;

- Stockholders have a proxy access right;

- The Company's directors' interests are aligned with the Company's stockholders through robust stock ownership guidelines;

- The Company has a robust stockholder outreach program; and

- The Company adopted anti-hedging, clawback and anti-pledging policies.

Accordingly, the Board of Directors believes the strength of our existing corporate governance framework makes the removal of the continuous ownership threshold unnecessary.

The Board of Directors unanimously recommends that you vote AGAINST Proposal 5 to amend the procedural safeguards that protect the right to act by written consent.

OTHER BUSINESS

The Board does not know of any business to be brought before the Annual Meeting other than the matters described in the notice of Annual Meeting. However, if any other matters properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting, each person named in the accompanying proxy intends to vote the proxy in accordance with his judgment on such matters.

By Order of the Board of Directors,



Bradford R. Turner
Chief Legal and Administrative Officer and Corporate Secretary

APPENDIX A

Non-GAAP Financial Measures

This Proxy Statement contains non-GAAP financial measures within the meaning of Regulation G promulgated by the U.S. Securities and Exchange Commission (the "**SEC**") and includes a reconciliation of non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.

The Company uses certain non-GAAP financial measures that are included in this Proxy Statement both to explain its results to stockholders and the investment community and in the internal evaluation and management of its businesses. The company's management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures (a) permit investors to view the company's performance and liquidity using the same tools that management uses to evaluate the company's past performance, reportable segments, prospects for future performance and liquidity, and (b) determine certain elements of management incentive compensation.

The Company's management believes that core sales provides a more complete understanding of underlying sales trends by providing sales on a consistent basis as it excludes the impacts of acquisitions, divestitures, retail store openings and closings, certain market and category exits, and changes in foreign exchange from year-over-year comparisons. The effect of changes in foreign exchange on reported sales is calculated by applying the prior year average monthly exchange rates to the current year local currency sales amounts (excluding acquisitions and divestitures), with the difference between the 2022 reported sales and constant currency sales presented as the foreign exchange impact increase or decrease in core sales. The company's management believes that "normalized" gross margin, "normalized" operating income, "normalized" operating margin, "normalized" net income, "normalized" diluted earnings per share, "normalized" interest and "normalized" income tax benefit or expense, which exclude restructuring and restructuring-related expenses and one-time and other events such as costs related to the extinguishment of debt, certain tax benefits and charges, impairment charges, pension settlement charges, divestiture costs, costs related to the acquisition, integration and financing of acquired businesses, amortization of acquisition-related intangible assets, inflationary adjustments, expenses related to a large customer bankruptcy in Latin America and certain other items, are useful because they provide investors with a meaningful perspective on the current underlying performance of the company's core ongoing operations and liquidity.

The company determines the tax effect of the items excluded from normalized diluted earnings per share by applying the estimated effective rate for the applicable jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected. In certain situations in which an item excluded from normalized results impacts income tax expense, the company utilizes a "with" and "without" approach to determine normalized income tax benefit or expense.

While the company believes these non-GAAP financial measures are useful in evaluating the company's performance and liquidity, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.

NEWELL BRANDS INC.
RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)
CERTAIN LINE ITEMS
(Amounts in millions, except per share data)

	Twelve Months Ended December 31, 2022				
	GAAP Measure Reported	Restructuring and restructuring related costs	Acquisition amortization and impairment	Transaction costs and other (1)	Non-GAAP Measure Normalized*
Net sales	**$9,459**	$ —	$ —	$ —	**$ 9,459**
Cost of products sold	6,625	(22)	—	(4)	6,599
Gross profit	2,834	22	—	4	2,860
	30.0 %				30.2 %
Selling, general and administrative expenses	2,033	(2)	(67)	(60)	1,904
	21.5 %				20.1 %
Restructuring costs, net	15	(15)	—	—	—
Impairment of goodwill, intangibles and other assets	474	—	(474)	—	—
Operating income	**312**	**39**	**541**	**64**	**956**
	3.3 %				10.1 %
Non-operating expense	155	—	—	130	285
Income (loss) before income taxes	**157**	**39**	**541**	**(66)**	**671**
Income tax provision (benefit) (2)	(40)	10	79	(32)	17
Net income (loss)	**$ 197**	**$ 29**	**$ 462**	**$ (34)**	**$ 654**
Diluted earnings (loss) per share **	*$ 0.47*	*$ 0.07*	*1.11*	*$ (0.08)*	*$ 1.57*

* *Normalized results are financial measures that are not in accordance with GAAP and include the above normalization adjustments. See below for a discussion of each of these adjustments.*

** *Adjustments and normalized earnings per share are calculated based on diluted weighted average shares of 417.4 million shares for the twelve months ended December 31, 2022. Totals may not add due to rounding.*

(1) Transaction costs and other includes $30 million primarily related to expenses for certain legal proceedings; $15 million of prior year impact related to an indirect tax reserve for an international entity; $10 million related to Argentina hyperinflationary adjustment; $9 million of bad debt reserve related to an international customer; $6 million of costs related to completed divestitures; $136 million gain on disposition of business; $1 million gain due to changes in fair market value of investments and $1 million of debt extinguishment costs. Includes $44 million of income tax expense that results from the amortization of a prior year normalized tax benefit.

(2) The Company determined the tax effect of the items excluded from normalized results by applying the estimated effective rate for the applicable jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected. In certain situations in which an item excluded from normalized results impacts income tax expense, the Company uses a "with" and "without" approach to determine normalized income tax expense.

NEWELL BRANDS INC.
RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)
CERTAIN LINE ITEMS
(Amounts in millions, except per share data)

Twelve Months Ended December 31, 2021

	GAAP Measure Reported	Restructuring and restructuring related costs	Acquisition amortization and impairment	Transaction costs and other (1)	Non-GAAP Measure Normalized*
Net sales	$10,589	$ —	$ —	$ —	$ 10,589
Cost of products sold	7,226	(22)	—	(2)	7,202
Gross profit	3,363	22	—	2	3,387
	31.8 %				32.0 %
Selling, general and administrative expenses	2,274	(8)	(78)	(35)	2,153
	21.5 %				20.3 %
Restructuring costs, net	16	(16)	—	—	—
Impairment of goodwill, intangibles and other assets	60	—	(60)	—	—
Operating income	**1,013**	**46**	**138**	**37**	**1,234**
	9.6 %				11.7 %
Non-operating (income) expense	253	—	—	(2)	251
Income (loss) before income taxes	**760**	**46**	**138**	**39**	**983**
Income tax provision (benefit) (2)	138	11	35	(29)	155
Net income	**$ 622**	**$ 35**	**$ 103**	**$ 68**	**$ 828**
Diluted earnings per share **	$ 1.45	$ 0.08	$ 0.24	$ 0.16	$ 1.93

* *Normalized results are financial measures that are not in accordance with GAAP and include the above normalization adjustments. See below for a discussion of each of these adjustments.*

** *Adjustments and normalized earnings per share are calculated based on diluted weighted average shares of 428.0 million shares for the twelve months ended December 31, 2021. Totals may not add due to rounding.*

(1) Transaction costs and other includes $21 million of costs related to completed divestitures; $14 million primarily related to expenses for certain legal proceedings; $5 million loss on debt extinguishment; $5 million related to Argentina hyperinflationary adjustment; $4 million gain on disposition of businesses and $2 million of gain due to changes in fair market value of investments. Includes $44 million of income tax expense that results from the amortization of a prior year normalized tax benefit.

(2) The Company determined the tax effect of the items excluded from normalized results by applying the estimated effective rate for the applicable jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected. In certain situations in which an item excluded from normalized results impacts income tax expense, the Company uses a "with" and "without" approach to determine normalized income tax expense.

NEWELL BRANDS INC.
RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)
CORE SALES GROWTH BY SEGMENT

	Twelve Months Ended December 31, 2022			
	Net Sales (REPORTED)	Acquisitions, Divestitures and Other, Net (2)	Currency Impact (3)	Core Sales (1) (4)
COMMERCIAL SOLUTIONS	(13.4)%	15.7%	2.9%	5.2%
HOME APPLIANCES	(20.0)%	6.0%	1.5%	(12.5)%
HOME SOLUTIONS	(11.4)%	0.7%	2.1%	(8.6)%
LEARNING AND DEVELOPMENT	(2.6)%	0.3%	3.2%	0.9%
OUTDOOR AND RECREATION	(11.4)%	3.6%	4.8%	(3.0)%
TOTAL COMPANY	**(10.7)%**	**4.5%**	**2.8%**	**(3.4)%**

(1) "Core Sales" provides a consistent basis for year-over-year comparisons in sales as it excludes the impacts of acquisitions, completed divestitures (including the sale of the Connected Home & Security business unit), retail store openings and closings, certain market and category exits, as well as changes in foreign currency.

(2) Divestitures include the sale of the Connected Home & Security business unit, certain market and category exits and current and prior period net sales from retail store closures (consistent with standard retail practice).

(3) "Currency Impact" represents the effect of foreign currency on 2022 reported sales and is calculated by applying the 2021 average monthly exchange rates to the current year local currency sales amounts (excluding acquisitions and divestitures) and comparing to 2022 reported sales.

(4) Totals may not add due to rounding.